Rio Narcea Gold Mines, Ltd.

Annual Information Form
For the year ended December 31, 2004
Dated March 30, 2005

Rio Narcea

TABLE OF CONTENTS

PRELIMINARY NOTES

GLOSSARY OF MINING TERMS

THE COMPANY AND INTERCORPORATE RELATIONSHIPS

GENERAL DEVELOPMENT OF THE BUSINESS

GENERAL DESCRIPTION OF THE BUSINESS

DESCRIPTION OF MINES, DEVELOPMENT PROJECTS AND EXPLORATION PROPERTIES

SELECTED CONSOLIDATED FINANCIAL INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND  RESULTS OF OPERATIONS

DIVIDENDS

DESCRIPTION OF CAPITAL STRUCTURE

NATURE OF TRADING MARKET

DIRECTORS AND OFFICERS OF THE COMPANY

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

TRANSFER AGENT AND REGISTRAR

MATERIAL CONTRACTS

INTERESTS OF EXPERTS

ADDITIONAL INFORMATION

SCHEDULE “A”

PRELIMINARY NOTES

Incorporated by reference in this annual information form (the “Annual Information Form”) are the audited consolidated financial statements for the fiscal year ended December 31, 2004 (the “2004 Financial Statements”) of Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or the “Company”), the Management Information Circular of Defiance Mining Corporation dated July 30, 2004 for the special meeting of shareholders of Defiance Mining Corporation (“Defiance”) in connection with the amalgamation of Defiance and 6253733 Canada Inc. (a subsidiary of Rio Narcea) filed as the Company’s business acquisition report (the “Business Acquisition Report”).  Documents incorporated herein by reference can be viewed at www.sedar.com.

Reporting Currency and Financial Information

The United States dollar is the reporting currency of the Company. Monetary amounts are stated in United States dollars, except where otherwise specifically stated.

Although the United States Dollar is the reporting currency of the Company, a table of Canadian$/U.S.$ and Euro/U.S.$ exchange rates are supplied below for those numbers that are expressed in Canadian dollars (as indicated by Cdn$) or Euros (as indicated by Euro or €). As of January 1, 1999, the official currency in Spain became the Euro although physical Pesetas continued to exist until December 31, 2001. All previous amounts denominated in Pesetas were automatically converted, by law, to Euros by applying the official exchange rate of €1 = 166.386 Pesetas. Any reference to Pesetas is legally understandable as a reference to Euros, applying the official exchange rate.

The following table sets forth (i) the rates of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the periods indicated; (ii) the average exchange rates in effect on the last day of each month during such periods; (iii) the high and low exchange rates during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	Years ended December 31,
	2004	2003	2002	2001	2000
Exchange Rate at End of Period	$0.8310	$0.7738	$0.6329	$0.6279	$0.6669
Average Exchange Rate During Period	$0.7719	$0.7186	$0.6370	$0.6446	$0.6727
High Exchange Rate	$0.8493	$0.7738	$0.6619	$0.6669	$0.6894
Low Exchange Rate	$0.7158	$0.6349	$0.6200	$0.6279	$0.6513

As of March 29, 2005, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was U.S.$0.8241 = $1.00 Canadian.

The following table sets forth (i) the rates of exchange for the Euro, expressed in U.S. dollars, in effect at the end of each of the periods indicated; (ii) the average exchange rates in effect on the last day of each month during such periods; (iii) the high and low exchange rate during such periods, in each case based on the official exchange rate published by the European Central Bank.

	Years ended December 31,
	2004	2003	2002	2001	2000
Exchange Rate at End of Period	$1.3621	$1.2630	$1.0487	$0.8813	$0.9305
Average Exchange Rate During Period	$1.2462	$1.1418	$0.9511	$0.8910	$0.9175
High Exchange Rate	$1.3633	$1.2630	$1.0487	$0.9293	$0.9791
Low Exchange Rate	$1.1802	$1.0377	$0.8578	$0.8480	$0.8417

As of March 29, 2005, the official exchange rate published by the European Central Bank was U.S.$1.2926 = €1.00.

All financial information in this Annual Information Form is derived from accounting records prepared in accordance with Canadian generally accepted accounting principles, except where otherwise specifically stated.

Weights and Amounts

Weights of soil and minerals are expressed in tonnes. A metric tonne is equivalent to 2,204 pounds. Amounts of precious metals are expressed in troy ounces (“ounces” or “oz”) or grams (“g”) and amounts of base metals are expressed in pounds (“lbs”) or  tonnes.

Metric Conversion Table

To metric

To convert

measurement unit

Multiply by

Acres

Hectares

0.404686

Miles

Kilometres

1.609344

Ounces (troy)

Kilograms

0.0311035

Ounces (troy)

Grams

31.10348

Pounds

Kilograms

0.453592

Tons

Tonnes

0.907185

Troy ounces/ton

Grams/tonne

34.2857

Yards

Metres

0.9144

Feet

Metres

0.305

Forward-Looking Statements

This Annual Information Form, and the documents incorporated by reference herein, contain “forward-looking statements”, which are prospective and reflect management’s expectations regarding Rio Narcea's future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “anticipate”, “believe”, “expect”, “intend” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s beliefs and are based on information currently available to management. Forward-looking statements are subject to significant risks, uncertainties, assumptions and other factors. A number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this Annual Information Form, and the documents incorporated herein by reference, are based upon what management believes to be reasonable assumptions, Rio Narcea cannot assure prospective purchasers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this Annual Information Form and Rio Narcea assumes no obligation to update or revise them to reflect new events or circumstances.

GLOSSARY OF MINING TERMS

adit - a horizontal passage from the surface into a mine, commonly called a tunnel.

alteration - any change in the mineralogic composition of a rock that is brought about by reactions with hydrothermal solutions.

breccia - rock fragmented into angular components.

bulk flotation - froth flotation of a combined valuable minerals concentrate (in this case Cu/Ni combined). Froth flotation is a separation process whereby valuable minerals are made aerophilic by the use of chemical collector reagents and are thus transferred to a floating froth generated by blowing air into intensely agitated mineral pulp.

by-product credit - revenue, net of transportation, refining and treatment charges, from the sale of metals derived in conjunction with the production of the primary mine metal. The revenue is applied as a reduction to the primary metal cash costs calculations.

calcite - calcium carbonate with hexagonal crystallization; a mineral found in limestone, chalk and marble.

call option - an option giving the purchaser the right, but not the obligation, to buy a predetermined asset at a predetermined (strike) price on or before a fixed date.

cash cost - includes mine costs, production costs, royalties, marketing and refining charges, net of by-product credits. Refer to the “Consolidated Financial Statement for the Three Years Ended December 31, 2004” in the Management’s Discussion and Analysis section of the Company’s 2004 Annual Report which is incorporated herein by reference.

cut-off grade - the lowest grade of mineralization considered economic; used in mineral reserves estimates in a given deposit.

cut and fill - A method of stoping in which ore is removed in slices, or lifts, and then the excavation is filled with rock or other waste material known as back fill, before the subsequent slice is mined.

cyanidation - a method of extracting gold and/or silver in a weak solution of sodium or potassium cyanide.

differential flotation - froth flotation of separate valuable mineral concentrates (in this case Cu and Ni concentrates). Froth flotation is a separation process whereby valuable minerals are made aerophilic by the use of chemical collector reagents and are thus transferred to a floating froth generated by blowing air into intensely agitated mineral pulp.

dip - the angle at which a vein, structure or rock bed is inclined from the horizontal, measured at right angles to the strike.

dolomite - a common rock consisting of calcium magnesium carbonate material.

doré - unrefined gold and silver bars usually consisting of approximately 70% precious metals which will be further refined to almost pure metal.

epithermal - a type of  hydrothermal mineral deposit formed within about 1 kilometre of the earth's surface and in the temperature range 50 to 200 ºC occurring mainly in veins.

flotation - a milling process by which some mineral particles are induced, by the introduction of specific reagents, to become attached to bubbles and float while other particles sink, so the valuable minerals are concentrated and separated from the worthless gangue or waste.

footwall - a mass of rock beneath a geological feature such as a fault or an orebody.

formation - the ordinary unit of geologic mapping consisting of a large and persistent stratum of rock.

forward sales - sales of a commodity for delivery at a predetermined price and future date.

gabbro - a coarse-grained mafic intrusive rock composed mainly of plagioclase and pyroxene.

gneiss - a foliated metamorphic rock characterized by alternating bands of light and dark minerals.

gold equivalent - gold and silver or silver expressed in equivalent ounces of gold using a conversion ratio dependent on prevailing gold and silver prices.

granodiorite - a plutonic rock consisting of quartz, calcic oligoclase or andesine and orthoclase, with biotite, hornblende or pyroxene as mafic constituents.

gravity concentration - a process to recover gold from ground ore using the different specific gravity of the minerals to separate them.

greisen - a hydrothermally altered granitic rock chiefly composed of quartz, muscovite mica, tourmaline and topaz.

heap leaching - a process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution, which dissolves the gold content. The gold-laden solution is then collected for gold recovery.

hedging - an arrangement which effectively offsets a commodity price, exchange or interest rate risk inherent in another transaction or arrangement.

hornfels - a fine-grained rock typically formed by contact metamorphism.

hydrothermal - pertaining to heated water, particularly of magmatic origin associated with the formation of mineral deposits or the alteration of rocks.

igneous - said of a rock or material which solidified from molten material.

infill drilling - diamond drilling within a group of previously drilled holes to provide additional geological information to more accurately define the parameters of the mineralization.

intrusive - said of an igneous rock that invades older rocks.

kriging - a geostatistical estimation method for calculating a geological three dimensional model for the estimation of mineral resources and proven and probable reserves. This method was developed to provide the best linear-unbiased estimate for grade based on a least square minimization of the error estimation leaching - the process in which a soluble metallic compound is extracted from ore by dissolving the metals in a solvent; see cyanidation.

level - a horizontal opening in a mine; levels are usually established at regular intervals.

LIBOR - the prime interest rate per annum at which deposits in U.S. dollars are loaned by banks in the London interbank market.

limestone - a carbonate-rich sedimentary rock.

mark-to-market valuation - the process of evaluating derivative financial instruments based on current market conditions, including spot price, volatility, interest rates, etc versus its book value.

mineralized zone - any mass of host rock in which minerals of potential commercial value occur.

mineral reserve - the economically mineable part of the measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A reserve includes diluting materials and allowances for losses that may occur when the material is mined.

probable mineral reserve - the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

proven mineral reserve - the economically mineable part of the measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

mineral resource - a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of resource are known, estimated or interpreted from specific geological evidence and knowledge.

inferred mineral resource - that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

indicated mineral resource - that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

measured mineral resource - that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

net smelter return (“NSR”) - payable amounts of metal less the cost of refining at an off-site refinery .

operating costs - include site costs for mining, processing and administration but are exclusive of  financing costs and capital costs.

ore - material that contains one or more minerals, at least one of which can be recovered at a profit.

ounces - troy ounces of a fineness of 999.5 parts per 1,000 parts, equal to 31.1035 grams.

PGM - Platinum group metals (PGM): platinum, palladium, rhodium, ruthenium, iridium and osmium have been named the noble metals because of their high resistance to oxidation and corrosion. Rare and costly, they are mainly used in catalysts, electronics and jewelry.

put option - an option giving the purchaser the right, but not the obligation, to sell a predetermined asset at a predetermined (strike) price on or before a fixed date.

quartzite - a silica-rich metamorphic rock formed from sandstone.

reclamation - the process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery, other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and revegetation of waste rock piles and other disturbed areas.

refractory ore - gold mineralized material in which the gold is not amenable to recovery by conventional cyanidation without any pre-treatment. The refractory nature can be either silica or sulfide encapsulation of the gold or the presence of naturally occurring carbon which reduces gold recovery.

shaft - a vertical passageway to an underground mine for moving personnel, equipment, supplies and material including ore and waste rock.

skarn - coarse-grained hornfels composed of garnet, plus other silicate minerals and sometimes calcite.

strike - the direction, or course or bearing, of a vein or rock formation measured on a level surface.

stripping ratio - the ratio of the amount of waste material which must be removed in an open pit to allow one tonne of ore to be mined.

sulfide - a group of minerals in which one or more metals are found in combination with sulfur.

tailings - material rejected from a mill after the valuable minerals have been recovered.

THE COMPANY AND INTERCORPORATE RELATIONSHIPS

The Company was incorporated under the Canada Business Corporations Act on February 22, 1994.

Rio Narcea’s corporate office is located at 181 University Avenue, Suite 1210, Toronto, Ontario, Canada M5H 3M7. Rio Narcea’s principal operations office is located at c/ Secundino Roces Riera,3-20,Centro de Empresas Asipo I, Parque Empresarial de Asipo, 33428 Cayés-Llanera, Asturias, Spain, and its registered office is located at Scotia Plaza, Suite 2100, 40 King Street West, Toronto, Ontario, Canada M5H 3C2.

The following chart illustrates the Company’s main assets and subsidiaries (the “subsidiaries”), together with the jurisdiction of incorporation of each subsidiary and the percentage of voting securities held by the Company as of March 30, 2005.

Organizational Chart removed for EDGAR filing.  Please see attached pdf exhibit.

As used in this annual information form, except as otherwise required by the context, reference to the “Company” or “Rio Narcea” means Rio Narcea Gold Mines, Ltd. and the Subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Rio Narcea is engaged in the acquisition, exploration, development and operation of base and precious metals properties in Spain, Portugal and Mauritania. The El Valle and the Carlés gold mines, located in northern Spain, are the Company’s main operating assets (refer to “Description of Mines, Development Projects and Exploration Properties – Gold Operations – El Valle Mine; – Carlés Mine”). The Company has completed construction of the Aguablanca nickel-copper-platinum-group-metals (PGM) project in Spain, which is planned to go into production in the second quarter of 2005 (refer to “Description of Mines, Development Projects and Exploration Properties – Base Metal Development Project – Aguablanca Project”). The Company completed the acquisition of the advanced-stage Salave gold project in early 2004 and is proceeding to undertake a bankable feasibility study (refer to “Description of Mines, Development Projects and Exploration Properties – Gold Development Projects – Salave Gold Project”). The Company acquired the Tasiast gold project located in Mauritania through the acquisition of Defiance in early September 2004 (refer to “Description of Mines, Development Projects and Exploration Properties – Gold Development Projects – Tasiast Project”).  The Company is completing the basic engineering at Tasiast in preparation to begin construction of the mine in the second half of 2005. Through its subsidiaries, the Company controls 22,146 square kilometres of mineral rights, investigation and exploration permits, exploration licenses and exploitation permits in Spain, Portugal and Mauritania (refer to “General Description of the Business”).

The Company completed its initial public offering and its common shares (the “Common Shares”) were listed on the Toronto Stock Exchange (the “TSX”) on July 8, 1994 under the symbol “RNG”. On February 25, 2004, the Common Shares also commenced trading on the American Stock Exchange (the “AMEX”) under the symbol “RNO”. On September 11, 2003, the Company’s Common Share purchase warrants (the “Warrants”) were listed and posted for trading on the TSX under the symbol “RNG.WT”.

Three Year History

2002

Equity Financing

On March 21, 2002, the Company completed an equity financing comprised of 9,000,000 special warrants at a price of Cdn$0.80 per special warrant for net proceeds of $4,101,900. Each special warrant entitled the holder to acquire, without further payment and until March 22, 2003, one Common Share. As the Company did not obtain a receipt for a final prospectus on or prior to July 19, 2002, due to the requirement to restate and re-audit its financial statements, the holders of the special warrants were entitled to either retract, at the issue price, that number of special warrants that was equal to the escrowed proceeds plus accrued interest divided by the issue price or receive, in respect of special warrants that were not retracted, 1.1 Common Shares in lieu of one Common Share. All holders of the special warrants elected to receive 1.1 Common Shares in lieu of retraction and, as a result, 900,000 further Common Shares were issuable upon exercise of the special warrants for no consideration to the Company. A receipt for the final prospectus was received on March 7, 2003, and the special warrants were exercised into Common Shares on March 14, 2003.

Positive Feasibility Study of Aguablanca Nickel Project

On July 31, 2002, the Company announced that it had received positive results from the bankable feasibility study for the development of the open pit portion of the Aguablanca nickel project. In view of these results, the Company proceeded immediately with basic engineering contracts, off-take agreements and project financing.

Aguablanca Nickel Project Financing

In December 2002, the Company executed and signed a credit facility of €6.0 million (approximately $8.2 million) with Barclays Bank, S.A.E. to finance the VAT on the costs of the project construction.

2003

Equity Financing

On February 6, 2003, the Company completed an equity financing comprised of 12,000,000 special warrants at a price of Cdn$2.25 per special warrant for net proceeds of $16,665,500. Each special warrant entitled the holder to acquire, without further payment, one Common Share. The Company obtained a receipt for the final prospectus on March 7, 2003 and the special warrants were exercised into Common Shares on March 14, 2003.

On September 11, 2003, Rio Narcea completed an equity financing comprised of 16,100,000 units at a price of Cdn$2.80 per unit for net proceeds of $31,014,200. Each unit consisted of one Common Share and one-half of one Warrant, which was detachable from the Common Shares.  Pursuant to a warrant indenture among the Company and Computershare Trust Company of Canada (the “Warrant Indenture”), each whole Warrant entitles the holder to purchase one Common Share at a price of Cdn$5.00 on or before September 12, 2008. The net proceeds received from these offerings were used principally to fund the capital requirements to develop and construct the Aguablanca project.

Permitting and Financing of the Aguablanca Nickel Project

Following the receipt of a positive environmental impact declaration in June 2003, on August 7, 2003, the Company announced that the Council of Ministers of Spain had approved the “Reserva Definitiva” mineral license for the Aguablanca project located in southern Badajoz, Spain. This approval secured the exclusive right of Rio Narcea´s wholly-owned subsidiary, RNR, S.A., to exploit the Aguablanca nickel sulfide deposit.

On August 21, 2003, the Company announced the finalization of a $47 million debt facility with Investec Bank (UK) Ltd. (“Investec”) and Macquarie Bank Ltd. (“Macquarie”) for the construction of the Aguablanca Ni-Cu-PGM mine.

The project financing facility includes a senior amortizing loan facility of $40 million repayable in semi-annual installments, a subordinated loan facility of $5 million, a stand-by senior cost over-run facility of $2 million, a nickel and copper hedging facility to cover the equivalent of 50% of payable nickel during the term of the loan (equivalent to 18% of the current open pit reserves), and a foreign exchange hedging facility to cover the equivalent of 66% of the estimated operating expenses denominated in Euros during the term of the loan. The subordinated loan facility of $5 million can be satisfied, at the option of the lenders, through the exercise of options which will entitle the lenders to purchase 3,496,502 Common Shares at an exercise price of $1.43 per share. The exercise price was calculated at a 130% premium to the average closing price of the Common Shares during the months of November and December 2002, when the terms of the loan facility were negotiated. The loan facilities are secured over the shares of RNR, S.A. and certain other assets relating to the Aguablanca project.

In July 2003, Rio Narcea was granted a non-reimbursable subsidy, which was increased on January 14, 2004 to approximately €8.3 million (approximately $11.3 million), from the Ministry of the Economy for the Aguablanca project. The Company is required to invest €46.0 million (approximately $62.7 million) in the project before July 2005 and create and maintain 114 employment positions until July 2007. See “General Description of the Business – Incentives Granted to Rio Narcea – Aguablanca Project.”

Acquisition of Salave Gold Project

On October 28, 2003, the Company, through its wholly-owned subsidiary, Naraval, acquired 85% of the issued and outstanding common shares of EMC, a Spanish exploration company having mineral rights in the Salave gold deposit located in northern Spain, for approximately $5.8 million. Of the purchase price, $1.5 million was satisfied by the issuance of 600,276 Common Shares and the remaining $4.3 million was paid in cash. Refer to “Description of Mines, Development Projects and Exploration Properties – Gold Development Projects – Salave Gold Project.”

Milling Agreement

In December 2003, the Company signed a milling agreement with Nalunaq Gold Mine A/S (“Nalunaq”), a subsidiary of Crew Gold Corporation, for the purchase and processing of high-grade ore from the Nalunaq gold mine in south Greenland. The Company expects to receive three shipments of approximately 40,000 tonnes in 2005.

Status of Deutsche Bank Credit Facilities

On October 26, 2000, the Company entered into a new credit agreement with Deutsche Bank, S.A.E. (“Deutsche Bank”) which included:

•

$19 million secured debt financing (the “Long-term Debt”)

•

$3.5 million loan facility (the “Loan”) with options to purchase up to 3,500,000 Common Shares

•

$1.5 million of standby working capital facility

•

$2.4 million (€2.3 million) guarantees for the collection of subsidies

•

Gold derivative financial instruments facility

The Long-term Debt and the Loan have terms of five and six years respectively, with no payments due the first year. The gold derivative financial instruments facility provided downside protection for the sale of approximately 70% of Rio Narcea's planned production at that time with puts at $280 and €300 per ounce. As part of this facility, the Company sold call options on approximately 50% of the planned production at that time at a price of $365 and €405 per ounce. In May 2002, the Company purchased $365 per ounce call options, which were scheduled to mature in and subsequent to 2003, for an aggregate price of $1.1 million. On February 14, 2003, Rio Narcea announced the purchase of €405/oz gold calls maturing mid-2005 and onwards and representing 82,736 ounces for a total cost of $2.0 million. The call options purchased in May 2002 and February 2003 offset previously sold call options. Following the reduction in its gold derivative financial instruments position, the Company was left, as at December 31, 2003, with $280 puts on 53,954 ounces and €300 puts on 200,256 ounces from December 31, 2003 to 2006, net €405/oz calls on 65,338 ounces from December 31, 2003 to mid-2005 and forward sales on 12,431 ounces from December 31, 2003 to 2006 at $301/oz. This gold derivative financial instruments program is not subject to margin requirements and was entered into pursuant to the Company's obligations with Deutsche Bank while still providing the Company with significant leverage to future gold price increases.  As at December 31, 2003, $7.1 million was outstanding under the Long-term Debt facility, $3.5 million was outstanding under the loan facility, nil was outstanding under the standby working capital facility and nil was guaranteed for the collection of subsidies. As at December 31, 2004, only $3.5 million was outstanding under the loan facility.

2004

Incentives Granted for Aguablanca Project

In  January 2004, the Ministry of Industry, Commerce and Tourism (formerly the Ministry of Science and Technology) awarded a non-interest bearing loan of €5 million (approximately $6.8 million) to Rio Narcea for a term of 15 years with a five year grace period on the amortization of the principal; the first repayment is to be made on December 15, 2008. This facility was drawn down in February 2004 to a restricted account, and was released in May and December 2004. The loan is secured by bank guarantees from two Spanish savings banks. The Company was required to invest €37.4 million (approximately $50.9 million) in the construction of the project before December 31, 2003 and create and maintain 55 employment positions for at least two years. The Company formally notified the Ministry in December 2003, at the time of acceptance of the granting resolution and prior to the Ministry wiring the principal amount of the loan,  that the requirements to be fulfilled by December 31, 2003 should not be fulfilled until December 31, 2004, due to among other things the delay in the authorization for the electric line, which had yet to be issued by the same Ministry. See “General Description of the Business – Incentives Granted to Rio Narcea – Aguablanca Project.”

Amendment to Aguablanca Debt Facility

On March 29, 2004, the Company announced that the terms of the debt facility with Investec and Macquarie have been amended and Rio Narcea is no longer required to hedge its nickel production for the first $30 million of drawdown under the debt facility. As a result, on March 23, 2004, the Company entered into a drawdown agreement with Investec and Macquarie, and on March 26, 2004, Rio Narcea drew $30 million under its debt facilities in order to complete construction of the Aguablanca project. Due to the current enhanced economics of the project, the repayment schedule of the debt facility has been reduced, with the last repayment scheduled for August 2008.

In connection with the drawdown agreement, the Company has entered into copper forward contracts for a total of 17,066 tonnes of copper with maturities until September 2008 at an average price of €1,853 per tonne (equivalent to $2,260 per tonne or $1.00 per pound, at the exchange rate ruling on the date of the transaction). In addition, the Company has entered into U.S. dollar/Euro forward contracts for a total of $16.9 million with maturities until September 2008 at an exchange rate of $1.22/€.

Termination of Lease of Mineral Rights at  Salave Gold Project

The mineral rights at Salave were leased by EMC to a third party for an undefined period of time. On March 9, 2004, the Company entered into a cancellation agreement with the lessee of the mineral rights, giving the Company, through EMC, the sole right to develop the deposit. Following the completion of two equity financings on March 30, 2004 and October 29, 2004 in which the minority shareholders of EMC did not participate, the Company’s equity interest in EMC increased to 93.7%.  Refer to “Description of Mines, Development Projects and Exploration Properties – Gold Development Projects – Salave Gold Project.”

In May 2004, the Company started the work required for a full feasibility study, including the compilation of previous exploration and drilling information into a single database and initiating a 15,500-metre infill drilling program. The Company also started the permitting process for the project.

Acquisition of Defiance

On June 30, 2004, Rio Narcea, 6253733 Canada Inc. (a wholly-owned subsidiary of Rio Narcea) and Defiance Mining Corporation (“Defiance”) entered into an arrangement agreement (the “Arrangement Agreement”).  Effective September 3, 2004, Rio Narcea, through its wholly-owned subsidiary 6253733 Canada Inc., and pursuant to a plan of arrangement that was approved by Defiance shareholders on August 30, 2004 and by the Court on September 1, 2004, acquired all of the shares of Defiance, a gold exploration, development and production company with assets in West Africa and Central America, on the basis of one Common Share for every 5.25 shares of Defiance. Each outstanding warrant of Defiance entitles the holder to receive upon exercise, in lieu of the number of Defiance common shares otherwise issuable upon exercise thereof, that number of Common Shares equal to the number of Defiance common shares issuable under such Defiance warrant divided by 5.25 at an exercise price per Common Share equal to the exercise price per Defiance common share of such Defiance warrant multiplied by 5.25, and each Defiance option was exchanged for a Rio Narcea replacement option to purchase that number of Common Shares equal to the number of Defiance common shares issuable under such Defiance option divided by 5.25 at an exercise price per Common Share equal to the exercise price per Defiance common share of such Defiance option multiplied by 5.25.

Upon completion of the plan of arrangement, Rio Narcea issued 18.9 million Common Shares and reserved for issuance 7.5 million Common Shares issuable upon exercise of the Rio Narcea replacement options and the Defiance warrants.

As a result of the Defiance transaction, Rio Narcea now owns 100% of the Tasiast gold project. The project is already permitted and a bankable feasibility study was completed in late April 2004 by SNC-Lavalin Inc. The project contains total measured and indicated mineral resources of 1,185,000 ounces of gold contained in 12,069,000 tonnes grading 3.06 g/t, which includes 886,000 ounces of proven and probable mineral reserves contained in 9,008,000 tonnes grading 3.06 g/t. In addition, the deposit contains an inferred mineral resource of 12,428,000 tonnes at 2.25 g/t gold for a total of 899,000 ounces, based upon a cut-off grade of 1.0 g/t gold. The mineral resources were estimated by A.C.A. Howe International Ltd. and the mineral reserves were estimated by SNC-Lavalin Inc., refer to “Description of Mines, Development Projects and Exploration Properties – Gold Development Projects – Tasiast Project”.

In mid-September 2004, Rio Narcea started a 5,000-metre drill program to test the depth extension of the high-grade zone beneath the main pit (Piment Central deposit). The drilling was completed in late October 2004 and the high-grade zone was traced to a depth of 300 metres below surface. While the drill results show continuity and good grades in places, the width of the mineralization appears to decrease. However, when combined with the deep holes drilled by Defiance earlier in 2004, the results suggest there is strong potential to add high grade mineral resources amenable to underground mining, which would further enhance project economics. The drill results are being evaluated and detailed work on the deep mineralization will be undertaken as open pit mining progresses.

As the project has progressed and the significance of Mauritania has increased, Rio Narcea appointed Mr. Francois Auclair as Mauritania Country Manager, based in Nouakchott, Mauritania, in December 2004.

The portfolio of acquired assets also includes the 100% owned Vueltas open pit heap leach gold mine in Honduras, where mining ceased in March 2004 and reclamation activities are currently underway. Total production for 2004 was 16,285 ounces. In addition, Defiance holds exploration permits covering approximately 16,000 square kilometres in Mauritania and approximately 400 square kilometres in Honduras. For a description of the assets acquired by Rio Narcea through the acquisition of Defiance, refer to “Description of Mines, Development Projects and Exploration Properties”.

Changes to Management and the Board of Directors

John W. W. Hick was appointed Chief Executive Officer effective December 1, 2004. Robert van Doorn stepped down as Executive Vice President, Business Development effective September 21, 2004. Clifford J. Davis was appointed a director of the Company effective September 3, 2004.

Equity Financing

On October 25, 2004, Rio Narcea completed an equity financing comprised of 24,050,000 units at a price of Cdn$3.10 per unit for net proceeds of $58.3 million. Each unit consisted of one Common Share and one-half of one Warrant, which was detachable from the Common Shares. Each whole Warrant entitles the holder to purchase one Common Share at a price of Cdn$5.00 on or before September 12, 2008. The net proceeds received from this offering will be used for general corporate purposes and to fund future potential acquisitions.

Technical Report on Salave Gold Project

During 2004, a technical resource report compliant with National Instrument 43-101 for the Salave deposit was prepared by independent consultants Roscoe Postle Associates Inc., under the supervision of Mr. Hrayr Agnerian, M.Sc. (Applied), P.Geo. Filed on November 8, 2004, the report was based on all available information and drill data from previous work on the project and included the first 15 holes from the current infill drill program. The study estimates the Salave project contains an approximate measured and indicated mineral resource of 1.5 million ounces of gold at a grade of 3.0 g/t gold using a cut-off grade of 1.0 g/t gold. An additional 0.2 million ounces of gold grading 2.5 g/t gold is in the inferred mineral resource category.  The mineralization at Salave is refractory in nature. Metallurgical testwork has been done by Ausenco Ltd. (“Ausenco”) of Australia to confirm the good flotation characteristics of the ore. Feasibility study plant design will also be done by Ausenco using pressure oxidation treatment (“POX”) of a flotation concentrate as part of the process.

Current Year 2005

Aguablanca Nickel Project

In mid-December 2004, the construction of the Aguablanca open pit Ni-Cu-PGM mine and its on-site processing facilities was finalized, with commissioning commencing immediately thereafter. Certain design modifications that affect the SAG mill and flotation circuit have been identified and are being implemented at the contractor’s cost under the existing lump-sum turn key contract for the construction of the plant. Performance tests to be completed by Fluor Corporation, the contractor, are required prior to handing over the plant facilities to the Company. The mine plan and process facilities have been designed for annual production of 18 million pounds of nickel, 11 million pounds of copper and 20,000 ounces of PGM. Proven and probable reserves at year-end were unchanged at 15.7 million tonnes grading 0.66% nickel, 0.46% copper and 0.47 g/t PGM.

In conjunction with commencement of construction of the mine, construction of a three kilometre decline to access the higher grade mineralization below the Aguablanca open pit also commenced. The decline is designed to allow early mining of the known higher grade material below the pit and will also facilitate further exploration at depth. It is advancing at the scheduled rate. The decline had advanced approximately 1,150 metres from the portal as at December 31, 2004 and is expected to reach the higher grade nickel mineralization in the second quarter of 2005 when infill drilling will commence. It is anticipated that underground mining of this area will commence in the first half of 2006 at a rate of approximately 285,000 tonnes per year. The Aguablanca plant has been designed and constructed to accommodate this additional annual tonnage with minor variations and without displacing open pit ore.

The capital and other operating expenditures during construction to construct the Aguablanca mine are €62 million (approximately $85 million). As at December 31, 2004, €55 million (approximately $74 million) of the planned expenditures had been spent. In addition, working capital and value added tax (“VAT”) during construction amounted to €10 million (approximately $14 million), of which €5 million has been paid (approximately $6 million).

Tasiast Gold Project

In early January 2005, Rio Narcea awarded the basic engineering for the Tasiast project to SENET, an international engineering, design and project management company based in South Africa. This work is expected to be completed in early April and the Company will finalize the overall engineering and construction contracts for the project thereafter. Meanwhile, other infrastructure work, including surveying for the access road and process water pipeline, is continuing. Construction of the project will be financed by the use of a combination of project debt financing and the Company’s projected future operating cash flow. Rio Narcea is currently analyzing proposals from several banks regarding project debt financing.

Salave Gold Project

The 15,500 infill drilling program was approximately two-thirds complete at the end of December 2004. As at December 31, 2004, a total of 10,300 metres have been drilled in 48 holes to close the drill hole spacing to 25 metres. A review of the deposit indicates that four of the principal zones of mineralization remain open for possible additions to the current mineral resources. The drilling campaign has extended the high-grade Mirayos zone to the northwest and increased the average grade of the Lagos zone in the south central sector of the deposit. Completion of the analysis of the drilling data from all of the holes of the program is anticipated early in the second quarter of 2005. The requisite permit applications, metallurgical and hydrological work, and other activities in addition to the infill drilling required for a bankable feasibility study are continuing.

 Option Agreement with Buenaventura

On March 22, 2005, the Company and Compania de Minas Buenaventura S.A.A. (“Buenaventura”) entered into an agreement pursuant to which Bonaventura has the option to earn a 51% interest in the Company’s exploration properties located within the Rio Narcea gold belt,  including the Godán deposit, the La Brueva deposit and the Santa Marina prospect and with the exception of the El Valle and Carlés mines and related infrastructure. Once Buenaventura has earned a 51% interest, it will have the option to earn an additional 19% interest in the Company’s exploration properties located within the Rio Narcea gold belt by incurring further exploration expenses on the properties, which would include additional underground development work and drilling. Rio Narcea will continue to develop these deposits as well as its exploration properties located in the other Asturian gold belts.

Principal Capital Expenditures/Divestitures over the Last Three Fiscal Years

Most of the Company's capital expenditures in 2004 were directed towards the construction and development of the Aguablanca Ni-Cu-PGM project in southern Spain. The remaining was mainly related to the Company's gold operations at El Valle and Carlés, and the Salave gold project, all of them located in Spain, and the acquisition of Defiance. Refer to “Description of Mines, Development Projects and Exploration Properties – Gold Operations – El Valle Mine; – Carlés Mine; – Base Metal Development Project – Aguablanca Project; - Gold Development Projects – Salave Gold Project; and – Tasiast Project”. The capital invested in each of the last three fiscal years is as follows:

	2002 ($000)	2003 ($000)	2004 ($000)
Assets
Mineral properties	5,757,500	38,837,200	52,238,000
Stripping	12,241,300	6,306,100	1,595,300
Grants	(1,966,700)	792,600	(67,500)
Acquisition of EMC	-	3,676,000	5,000,000
Acquisition of Defiance	-	-	(2,648,000)
Exploration costs	2,759,700	6,218,100	6,639,100
Total	18,791,800	55,830,000	62,756,900

Current and Planned Capital Expenditures/Divestitures

The Company's principal capital expenditures planned for 2005 are as follows:

2005 ($000)
Assets
Mineral properties	73,600,000
Grants	(11,200,000)
Exploration expenses	3,900,000
Total	66,300,000

In 2005, the Company will incur additional capital expenditures of approximately $21 million for the completion of the Aguablanca project and underground development (excluding VAT and working capital). In addition, the Company is anticipating capital expenditures of $36 million and $13 million for the development of the Tasiast and Salave gold projects, respectively. Based on planned production levels, estimated commodity prices and forecasted Euro/U.S. dollar exchange rates, it is anticipated that the required funds for the capital expenditures will come from a combination of the following sources: cash and cash equivalents held by the Company, cash flows from operations, grants of €8.3 million (approximately $11.2 million) granted by the Ministry of the Economy for the Aguablanca project and project finance loans for the Tasiast and Salave gold projects.

Significant Acquisition

Effective September 3, 2004, Rio Narcea, through its wholly-owned subsidiary 6253733 Canada Inc., acquired all of the shares of Defiance, a gold exploration, development and production company with assets in West Africa and Central America, pursuant to the Arrangement Agreement and in accordance with a plan of arrangement. For a description of the Arrangement Agreement and the plan of arrangement, reference is made to the Business Acquisition Report which is incorporated herein by reference and can be viewed at www.sedar.com.

Trend Information

The Company's success is ultimately dependent upon the ability of the Company to continue the development and economical exploitation of its mineral reserves. In addition, fluctuations in commodity prices, primarily gold, nickel and copper and currency exchange rates and other unforeseeable events impact the Company's revenues and earnings and its ability to continue to finance and develop its projects. Commodity price fluctuations are affected by numerous factors beyond the Company’s control, including global demand, political and economic conditions, central bank sales, producer hedging activities, inflation expectations, U.S. dollar variations and worldwide production levels.

The following table sets forth, for the years indicated, the high, low and average prices for gold (afternoon fixing prices) on the London Bullion Market and for nickel and copper on the London Metal Exchange.

	2004			2003			2002
	Gold ($/oz)	Nickel ($/lb)	Copper ($/lb)	Gold ($/oz)	Nickel ($/lb)	Copper ($/lb)	Gold ($/oz)	Nickel ($/lb)	Copper ($/lb)
High	454	8.06	1.49	417	7.56	1.05	349	3.50	0.77
Low	375	4.78	1.06	320	3.27	0.70	278	2.55	0.64
Average	410	6.28	1.30	364	4.37	0.81	310	3.07	0.71

As a condition of providing its credit facility, Deutsche Bank required the Company to enter into gold option contracts and forwards, which approximate 100% of the planned annual gold production up to the year 2006. In addition, pursuant to the Company’s loan arrangement with Investec and Macquarie, as amended on March 23, 2004, the Company was required to, and did enter into the following derivative financial instruments in connection with its drawdown of $30 million: (1) copper forward contracts corresponding to a total of 17,066 tonnes at a price of €1,853 per tonne with maturities from November 2004 until September 2008; and (2) U.S. dollar/Euro forward contracts corresponding to a total of $16.9 million at an average price of $1.22 per Euro with maturities from November 2004 to September 2008. Both copper and U.S. dollar/Euro forwards have zero premium. This derivative financial instruments program provides the Company with 100% leverage to future nickel price variations. Refer to “General Development of the Business – Quantitative and Qualitative Disclosures about Market Risk”.

Quantitative and Qualitative Disclosures about Market Risk

Quantitative Disclosure

Summary

The Company is exposed in its current operating activities to fluctuations in the price of gold and other commodity prices, exchange rates and interest rates. The Company is also developing its Aguablanca project, which is also exposed to fluctuations in the price of nickel, copper and other commodity prices.

The policy of the Company is to reduce the metal prices and foreign exchange risks in accordance with its lenders’ requirements (currently Deutsche Bank, Investec and Macquarie and formerly Standard Chartered Bank). The Company generally uses a combination of purchased puts, written calls and forward sales contracts to cover the metal prices and foreign exchange risks. Derivative financial instruments have been entered into at the same time that loans were granted to the Company and they have not been changed except in respect of the following events:

In May 2002, the Company purchased call options with the same term to maturity and exercise price as the $365 per ounce call options that had been sold in October 26, 2000. The fair value of the purchased call options on the date of the purchase was $1.1 million. This acquisition does not affect gold price risk coverage in case of a reduction in gold prices, while it permits higher revenues in the case of an increase in gold prices.

Additionally, in February 2003, the Company purchased call options with the same terms to maturity and exercise price as some of the €405 per ounce gold calls previously sold, representing 82,736 ounces. The fair value of the purchased call options on the date of the purchase was $2.0 million. This acquisition does not affect gold price risk coverage in case of a reduction in gold prices, while it permits higher revenues in the case of an increase in gold prices.

As at December 31, 2004 and 2003, the Company had covered a portion of its gold price risk. Some of the derivatives used to cover the gold price risk are denominated in Euros per ounce, therefore indirectly covering a portion of the foreign exchange risk. Subsequently, in March 2004, coincident with the drawdown of $30 million under the Investec and Macquarie credit facility, the Company covered a portion of its copper price risk and foreign exchange risk with respect to its Aguablanca project.

The Company is not required under arrangements with its lenders to enter into hedging contracts with respect to nickel production from its Aguablanca Project and to date has not entered into any such contracts. However, the Company has determined that, should the financial terms of nickel hedging opportunities available to the Company be deemed attractive, it would consider entering into such arrangements.

Gold Price Sensitivity

Mark-to-market valuation of the gold derivative financial instruments as of December 31, 2004 and 2003 was as follows:

	($)
	Put and call options	Forward sales	TOTAL
December 31, 2004
Book value	892,300	(1,684,800)	(792,500)
Fair value	892,300	(1,684,800)	(792,500)
Difference	-	-	-

December 31, 2003
Book value	5,782,400	-	5,782,400
Fair value	1,947,600	(1,549,700)	397,900
Difference	(3,834,800)	(1,549,700)	(5,384,500)

As of December 31, 2004, sensitivity of mark-to-market valuations to gold price, exchange rate, interest rates, time and volatility were as follows:

Fair value sensitivity to gold price:

	($)
	Put and call options	Forward sales	Total	Inventories	TOTAL
Fair value
$435.60/oz	892,300	(1,684,800)	(792,500)	2,299,500	1,507,000
$375/oz	4,798,200	(1,003,500)	3,794,700	1,979,600	5,774,300
$400/oz	2,523,800	(1,284,500)	1,239,300	2,111,600	3,350,900
$450/oz	580,300	(1,846,600)	(1,266,300)	2,375,600	1,109,300
$475/oz	251,900	(2,127,700)	(1,875,800)	2,507,500	631,700

Fair value sensitivity to $/Euro exchange rate:

	($)
	Put and call options	Forward sales	Total	Inventories	TOTAL
Fair value
$1.3621/Euro	892,300	(1,684,800)	(792,500)	2,299,500	1,507,000
$1.25/Euro	234,800	(1,684,800)	(1,450,000)	2,299,500	849,500
$1.30/Euro	454,900	(1,684,800)	(1,229,900)	2,299,500	1,069,600
$1.40/Euro	1,297,700	(1,684,800)	(387,100)	2,299,500	1,912,400
$1.45/Euro	2,062,800	(1,684,800)	378,000	2,299,500	2,677,500

Fair value sensitivity to gold price volatility:

	($)
	Put and call options	Forward sales	Total	Inventories	TOTAL
Fair value
11.8%	892,300	(1,684,800)	(792,500)	2,299,500	1,507,000
5%	41,900	(1,684,800)	(1,642,900)	2,299,500	656,600
10%	590,300	(1,684,800)	(1,094,500)	2,299,500	1,205,000
15%	1,518,600	(1,684,800)	(166,200)	2,299,500	2,133,300
20%	2,599,100	(1,684,800)	914,300	2,299,500	3,213,800

Fair value sensitivity to $ interest rates:

	($)
	Put and call options	Forward sales	Total	Inventories	TOTAL
Fair value
2.7% (average)	892,300	(1,684,800)	(792,500)	2,299,500	1,507,000
1.0% (average)	1,228,500	(1,583,400)	(354,900)	2,299,500	1,944,600
2.0% (average)	1,019,500	(1,643,800)	(624,300)	2,299,500	1,675,200
4.0% (average)	685,900	(1,760,800)	(1,074,900)	2,299,500	1,224,600
5.0% (average)	564,300	(1,813,600)	(1,249,300)	2,299,500	1,050,200

Fair value sensitivity to time:

	($)
	Put and call options	Forward sales	Total	Inventories	TOTAL
Fair value
Current	892,300	(1,684,800)	(792,500)	2,299,500	1,507,000
Plus 3 months	783,500	(1,655,600)	(872,100)	2,299,500	1,427,400
Plus 6 months	662,700	(1,545,500)	(882,800)	2,299,500	1,416,700
Plus 9 months	522,700	(1,517,600)	(994,900)	2,299,500	1,304,600
Plus 12 months	384,100	(1,110,400)	(726,300)	2,299,500	1,573,200

The amount of total committed ounces, scheduled production and the ratio of committed ounces to scheduled production by year are as follows:

Ounces of Gold
	2004	2005	2006	Total
Production (estimates for 2005 - 2006) (*)	118,580	68,000	72,000	258,580

Committed ounces
Put options purchased	61,320	96,510	96,380	254,210
Committed / production (%)	52%	142%	134%	98%
Call options sold	(43,956)	(21,382)	-	(65,338)
Committed / production (%)	37%	31%	-	25%
Forward sales	1,216	3,464	7,751	12,431
Committed / production (%)	1%	5%	11%	5%

(*) Production out of gold ore acquired from Nalunaq Gold Mine A/S is not included.

The Company has no delivery commitments.

The details by maturity year of Rio Narcea’s gold derivative financial instruments, which can only be exercised on the maturity date, as of December 31, 2004 are as follows:

	2005	2006	Total
Purchase of $/oz put options
Ounces	25,900	6,960	32,860
Exercise price ($/oz)	280	280	280
Book value / fair value per ounce ($/oz)	0.00	0.10	0.02
Book value / fair value ($)	0	700	700
Purchase of €/oz put options
Ounces	70,610	89,420	160,030
Exercise price (€/oz)	300	300	300
Book value / fair value per ounce ($/oz)	2.36	8.12	5.58
Book value / fair value ($)	166,300	726,500	892,800
Sale of $/oz call options
Ounces	15,686	4,776	20,462
Exercise price ($/oz)	365	365	365
Book value / fair value per ounce ($/oz)	(82.52)	(97.38)	(85.99)
Book value / fair value ($)	(1,294,400)	(465,100)	(1,759,500)
Sale of €/oz call options
Ounces	42,764	61,354	104,118
Exercise price (€/oz)	405	405	405
Book value / fair value per ounce ($/oz)	(0.51)	(4.56)	(2.90)
Book value / fair value ($)	(21,800)	(280,000)	(301,800)
Purchase of $/oz call options
Ounces	15,686	4,776	20,462
Exercise price ($/oz)	365	365	365
Book value / fair value per ounce ($/oz)	82.52	97.38	85.99
Book value / fair value ($)	1,294,400	465,100	1,759,500
Purchase of €/oz call options
Ounces	21,382	61,354	82,736
Exercise price (€/oz)	405	405	405
Book value / fair value per ounce ($/oz)	0.96	4.56	3.63
Book value / fair value ($)	20,500	280,000	300,500
Sale of $/oz forward
Ounces	3,464	7,751	11,215
Exercise price ($/oz)	301	301	301
Book value / fair value per ounce ($/oz)	(143.27)	(153.32)	(150.22)
Book value / fair value ($)	(496,300)	(1,188,400)	(1,684,700)

The Company’s gold options and forwards do not have any margin requirements and do not include any unusual feature that can materially affect the fair value of a category of contract. None of the contracts provide either party, individually or with the consent of the counterparty, the option to roll it forward rather than make or take delivery. All derivative financial instruments as of December 31, 2004 are settled by a net cash payment at maturity.

As of December 31, 2004, the counterparties to the Company's gold derivative financial instruments were as follows:

Contract	Counterparty
Gold derivative financial instruments
$280/ounce put options purchased	Deutsche Bank
€300/ounce put options purchased	Deutsche Bank
$365/ounce call options sold	Deutsche Bank
$365/ounce call options purchased	BNP Paribas
€405/ounce call options sold	Deutsche Bank
€405/ounce call options purchased	Standard Bank
Forward sales	Deutsche Bank

The Company has not experienced any non-performance by any of the above counterparties. None of the above counterparties are related parties to the Company. Deutsche Bank, BNP Paribas and Standard Bank do not control a significant share of the gold hedge market.

Gold derivative financial instruments experience of the Company since 2000 is as follows:

Year	2004		2003		2002		2001		2000
Currency	$/oz	€/oz	$/oz	€/oz	$/oz	€/oz	$/oz	€/oz	$/oz	€/oz	$/oz

Purchased puts expired (oz)	21,094	40,226	22.586	70,646	34,554	91,122	60,882	46,858	1,657	25,711	37,500
Exercise price	$280/oz	€300/oz	$280/oz	€300/oz	$280/oz	€300/oz	$280/oz	€300/oz	$280/oz	€300/oz	$315/oz
Gain/(Loss) at settlement ($) (1)	OM	OM	OM	OM	OM	OM	638,800	85,100	19,000	OM	1,330,600
Counterparty (2)	DB	DB	DB	DB	DB	DB	DB	DB	DB	DB	GM

Sold calls expired (oz)	23,050	43,956	14,732	46,080	20,778	54,790	35,814	27,564	975	15,124	25,500
Exercise price	$365/oz	€405/oz	$365/oz	€405/oz	$365/oz	€405/oz	$365/oz	€405/oz	$365/oz	€405/oz	$395/oz
Gain/(Loss) at settlement ($) (1)	(1,140,100)	OM	(377,500)	OM	OM	OM	OM	OM	OM	OM	OM
Counterparty (2)	DB	DB	DB	DB	DB	DB	DB	DB	DB	DB	GM

Purchased calls expired (oz)	23,050	-	14,732	-	-	-	-	-	-	-	-
Exercise price	$365/oz	-	$365/oz	-	-	-	-	-	-	-	-
Gain/(Loss) at settlement ($) (1)	1,140,100	-	377,500	-	-	-	-	-	-	-	-
Counterparty (2)	BNP	-	BNP	-	-	-	-	-	-	-	-

Sold forwards expired (oz)	1,216	-	1,216	-	608	-	-	-	-	-	-
Exercise price	$301/oz	-	$301/oz	-	$301/oz	-	-	-	-	-	-
Gain/(Loss) at settlement ($) (1)	(134,200)	-	(73,600)	-	(6,500)	-	-	-	-	-	-
Counterparty (2)	DB	-	DB	-	DB	-	-	-	-	-	-

Notes:

(1)

OM - Options expired out of the money.

(2)

GM – Gerald Metals; DB – Deutsche Bank; BNP – BNP Paribas.

Copper Price Sensitivity

Mark-to-market valuation of the copper derivative financial instruments as of December 31, 2004 was as follows (there was no copper derivative financial instruments as at December 31, 2003):

	Copper price risk ($)
	Forward sales	TOTAL
December 31, 2004
Book value	(2,035,800)	(2,035,800)
Fair value	(2,035,800)	(2,035,800)
Difference	-	-

As of December 31, 2004, sensitivity of mark-to-market valuations to copper price, exchange rate, interest rates and time were as follows (there is no sensitivity to volatility, since all instruments are forward sales):

Fair value sensitivity to copper price:

	($)
	Forward sales	Inventories	Total
Fair value
$1.49/lb	(2,035,800)	-	(2,035,800)
$1.00/lb	11,394,900	-	11,394,900
$1.25/lb	4,514,000	-	4,514,000
$1.75/lb	(9,247,700)	-	(9,247,700)
$2.00/lb	(16,128,500)	-	(16,128,500)

Fair value sensitivity to $/€ exchange rate:

	($)
	Forward sales	Inventories	Total
Fair value
$1.3621/€	(2,035,800)	-	(2,035,800)
$1.25/€	(5,238,900)	-	(5,238,900)
$1.30/€	(3,810,300)	-	(3,810,300)
$1.40/€	(953,000)	-	(953,000)
$1.45/€	475,600	-	475,600

Fair value sensitivity to $ interest rates:

	($)
	Forward sales	Inventories	Total
Fair value
3.3% (average)	(2,035,800)	-	(2,035,800)
1.0% (average)	(2,012,000)	-	(2,012,000)
2.0% (average)	(2,022,800)	-	(2,022,800)
4.0% (average)	(2,041,800)	-	(2,041,800)
5.0% (average)	(2,050,000)	-	(2,050,000)

Fair value sensitivity to time:

	($)
	Forward sales	Inventories	Total
Fair value
Current	(2,035,800)	-	(2,035,800)
Plus 3 months	(1,328,700)	-	(1,328,700)
Plus 6 months	(716,000)	-	(716,000)
Plus 9 months	(212,000)	-	(212,000)
Plus 12 months	163,600	-	163,600

The amount of total committed tonnes, scheduled production and the ratio of committed tonnes to scheduled production by year are as follows:

	Tonnes of Copper
	2005	2006	2007	2008	Total
Production (estimates for 2005 - 2008)	6,494	8,385	8,105	7,812	30,796

Committed tonnes
Forward sales	4,452	4,544	4,344	3,112	16,452
Committed / production (%)	69%	54%	54%	40%	53%

The details by maturity year of Rio Narcea’s forward sales contracts as of December 31, 2004 are as follows:

	2005	2006	2007	2008	Total
Sale of €/Tn forward
Tonnes	2,226	2,272	2,172	1,556	8,226
Exercise price ( €/Tn)	1,831	1,831	1,831	1,831	1,831
Book value / fair value per tonne ($/Tn)	(518.55)	(161.84)	21.73	109.96	(158.49)
Book value / fair value ($)	(1,154,300)	(367,700)	47,200	171,100	(1,303,700)
Sale of €/Tn forward
Tonnes	2,226	2,272	2,172	1,556	8,226
Exercise price ( €/Tn)	1,875	1,875	1,875	1,875	1,875
Book value / fair value per tonne ($/Tn)	(465.59)	(89.04)	98.16	188.50	(89.01)
Book value / fair value ($)	(1,036,400)	(202,300)	213,200	293,300	(732,200)

The Company’s copper forwards do not have any margin requirements and do not include any unusual feature that can materially affect the fair value of a category of contract. None of the contracts provide either party, individually or with the consent of the counterparty, the option to roll it forward rather than make or take delivery. All derivative financial instruments as of December 31, 2004 are settled by a net cash payment at maturity.

As of December 31, 2004, the counterparties to the Company's copper derivative financial instruments were as follows:

Contract	Counterparty
Copper derivative financial instruments-
€1,831/Tn. forward sales	Investec
€1,875/Tn. forward sales	Macquarie

The Company has not experienced any non-performance by any of the above counterparties. None of the above counterparties are related parties to the Company. Investec and Macquarie do not control a significant share of the gold derivative financial instruments market.

Copper derivative financial instruments experience of the Company in 2004 is as follows (there were no copper derivative financial instruments prior to 2004):

Year	2004

Forwards sales expired (Tn)	307
Exercise price (€/Tn)	1,831
Gain/(Loss) at settlement ($)	(215,300)
Counterparty (1)	IB

Forwards sales expired (Tn)	307
Exercise price (€/Tn)	1,875
Gain/(Loss) at settlement ($)	(198,600)
Counterparty (1)	MB

Note:

(1)

IB – Investec; MB – Macquarie.

Exchange Rate Sensitivity

The table below provides information about the Company's foreign exchange derivative financial instruments and presents such information in U.S. dollar equivalents, the Company's reporting currency. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates, including Euro denominated debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates.

There are no firmly committed Euro sales transactions, but the functional currency of the Company's operating projects is the Euro and most of the operating and capital expenditures are in this currency (more than 95%).

	Expected Maturity Date (December 31,) $ equivalents
	2005	2006	2007	2008	2009	Thereafter	TOTAL
ON BALANCE SHEET FINANCIAL INSTRUMENTS
Short- and long-term debt
Denominated in Euros
Variable rate
Amount ($)	4,846,100	-	-	-	-	-	4,846,100
Interest rate	3.2%	-	-	-	-	-	3.2%
Fixed rate
Amount ($)	514,400	417,300	253,300	768,800	769,300	5,643,400	8,366,500
Interest rate	0.0% (1)	0.0% (1)	0.0% (1)	0.0% (1)	0.0% (1)	0.0% (1)	0.0% (1)
Forward sales (Sell $ / Buy €)
Amount ($)	3,568,800	3,544,200	4,406,600	4,589,000	-	-	16,892,100

Note:

(1)

Loans received at zero interest rate.

As at December 31, 2003, the Company had no derivative financial instruments outstanding that covered exchange rate risk. Subsequently, in March 2004, the Company entered into forward sales contracts for $16.9 million at an average price of $1.22 per Euro and with maturities between November 2004 and September 2008.

Mark-to-market valuation of the foreign exchange derivative financial instruments as of December 31, 2004 was as follows:

Forward sales ($)
December 31, 2004
Book value	1,900,700
Fair value	1,900,700
Difference	-

As of December 31, 2004, sensitivity of mark-to-market valuations to $/€ exchange rate, $ and € interest rates and time were as follows (there is no sensitivity to volatility, since all instruments are forward sales):

Fair value sensitivity to $/€ exchange rate:

Forward sales ($)
Fair value
$1.3621/€	1,900,700
$1.25/€	576,700
$1.30/€	1,167,300
$1.40/€	2,348,300
$1.45/€	2,938,900

Fair value sensitivity to $ interest rate:

Forward sales ($)
Fair value
3.3% (average)	1,900,700
1.0% (average)	1,122,900
2.0% (average)	1,462,100
4.0% (average)	2,112,500
5.0% (average)	2,425,000

Fair value sensitivity to € interest rate:

Forward sales ($)
Fair value
2.6% (average)	1,900,700
1.0% (average)	2,483,500
2.0% (average)	2,108,700
4.0% (average)	1,392,300
5.0% (average)	1,050,100

Fair value sensitivity to time:

Forward sales ($)
Fair value
Current	1,900,700
Plus 3 months	1,780,800
Plus 6 months	1,667,700
Plus 9 months	1,561,800
Plus 12 months	1,456,000

The details by maturity year of Rio Narcea’s forward sales contracts as of December 31, 2004 are as follows:

	2005	2006	2007	2008	Total
Forward sales (Sell $ / Buy €)
Amount ($)	1,848,900	1,838,000	2,266,300	2,339,600	8,292,800
Exercise price ($/€)	1.2218	1.2218	1.2218	1.2218	1.2218
Book value / fair value per $	0.11	0.12	0.12	0.12	0.12
Book value / fair value ($)	203,600	213,000	275,300	291,500	983,400
Forward sales (Sell $ / Buy €)
Amount ($)	1,719,800	1,706,200	2,140,300	2,249,400	7,815,700
Exercise price ($/€)	1.2240	1.2240	1.2240	1.2240	1.2240
Book value / fair value per $	0.11	0.11	0.12	0.12	0.12
Book value / fair value ($)	187,000	195,400	256,400	278,400	917,200

The Company’s foreign exchange forward sales do not have any margin requirements and do not include any unusual feature that can materially affect the fair value of a category of contract. None of the contracts provide either party, individually or with the consent of the counterparty, the option to roll it forward rather than make or take delivery. All derivative financial instruments as of December 31, 2004 are settled by a net cash payment at maturity.

As of December 31, 2004, the counterparties to the Company's foreign exchange derivative financial instruments were as follows:

Contract	Counterparty
Foreign exchange derivative financial instruments-
$1.2218/€ forward sales	Investec
$1.2240/€ forward sales	Macquarie

The Company has not experienced any non-performance by any of the above counterparties. None of the above counterparties are related parties to the Company. Investec and Macquarie do not control a significant share of the foreign exchange derivative financial instruments market.

Foreign exchange derivative financial instruments experience of the Company in 2004 is as follows (there was no foreign exchange derivative financial instruments prior to 2004):

Year	2004

Forwards sales expired ($)	400,700
Exercise price ($/€)	1.2218
Gain/(Loss) at settlement ($)	36,200
Counterparty (1)	IB

Forwards sales expired ($)	382,900
Exercise price ($/€)	1.2240
Gain/(Loss) at settlement ($)	33,600
Counterparty (1)	MB

Note:

(1)

IB – Investec; MB – Macquarie.

Interest Rate Sensitivity

The table below provides information about the Company's financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date. The information is presented in U.S. dollar equivalents, the Company's reporting currency. The instruments actual cash flows are denominated in both U.S. dollars ($US) and Euros (€).

	Expected Maturity Date (December 31,) $ equivalents
	2005	2006	2007	2008	2009	Thereafter	TOTAL
ON BALANCE SHEET FINANCIAL INSTRUMENTS
Short- and long-term debt
Denominated in Euros
Variable rate
Amount ($US)	4,846,100	-	-	-	-	-	4,846,100
Interest rate (1)	3.2%	-	-	-	-	-	3.2%
Denominated in $US
Variable rate
Amount ($US)	7,661,100	14,579,000	6,000,000	2,677,800	-	-	30,917,900
Interest rate (1)	4.9%	5.4%	5.6%	5.8%	-	-	5.3%

Note:

(1)

Weighted average.

Qualitative Disclosure

The Company's primary risk exposures are:

1.

Commodity Price Fluctuations

2.

Foreign Exchange Rate Fluctuations

3.

Interest Rate Fluctuations

Commodity Price Fluctuations

As a part of its bank loan arrangements, the Company enters into puts, calls and forward contracts to mitigate the impact of price fluctuations on a portion of its gold and copper production. The Company enters into derivative financial instruments for specific transactions that management deems expose the Company to an unacceptable market price risk.

On October 26, 2000, the Company settled all of its then existing put and call options plus the forward currency contracts and contracted a put/call structure to cover market and exchange rate risks for the period of the new credit agreement with Deutsche Bank. The summary of the new structure, which gave rise to a net premium of $5.2 million to the Company, is as follows:

Transaction	Term	Total Ounces	Exercise Price
Purchase of put option	2000-2006	173,633	$280/oz
Purchase of put option	2000-2006	434,593	€300/oz
Sale of call option	2000-2006	115,811	$365/oz
Sale of call option	2000-2006	291,632	€405/oz

On June 29, 2001, the Company contracted a forward sale of 14,255 ounces with an expected maturity between 2002 and 2006. In May 2002, the Company purchased call options with the same term and maturity and exercise price as the $365 per ounce call options that had been written and sold on October 26, 2000, resulting in an aggregate acquisition cost to the Company of $1.1 million. Additionally, in February 2003, the Company purchased call options with the same term and maturity and exercise price as the €405 per ounce gold calls previously written and sold, representing 82,736 ounces of gold, at an acquisition cost of $2.0 million.

On March 25, 2004, the Company entered into forward sales of 17,066 tonnes of copper at a price of €1,853 per tonne, with maturities between November 2004 and September 2008. This transaction was entered into in relation to, and as a condition of, the drawdown of $30 million under the credit facility granted by Investec and Macquarie to finance the Aguablanca project. The counterparties to this transaction are Investec and Macquarie.

Foreign Exchange Rate Fluctuations

The United States dollar is the reporting currency of the Company. Metals produced at the Company's operations in Spain are sold in the international markets for U.S. dollars. The cost and debit structures of these operations are primarily in Euros.

To the extent that there are fluctuations in local exchange rates against the U.S. dollar, the fluctuations could have an impact on the Company's operations, since local salaries and supply contracts would be affected. In order to mitigate such fluctuations, the Company contracted a certain put/call program that matured in February 2002. As at December 31, 2003 and 2002, the Company did not have any foreign exchange derivative financial instruments.

On March 25, 2004, the Company entered into forward sales of $16.9 million at a price of $1.22 per Euro with maturities between November 2004 and September 2008. This transaction was entered into in relation to the drawdown of $30 million under the credit facility granted by Investec and Macquarie to finance the Aguablanca project. The counterparties to this transaction are Investec and Macquarie.

The Company also has several outstanding credit facilities and other loan agreements, which are denominated in Euros.  To the extent that there are changes in the exchange rate of the Euro against the U.S. dollar, the changes would have an impact on certain of the Company's debt obligations.

Interest Rate Fluctuations

As at December 31, 2004, the Company had short-term and long-term debt of $44,130,500. The short-term and long-term debt included $27,677,800 of variable rate debt with an interest rate of LIBOR + 2.0% to 2.5% with Investec and Macquarie. To the extent that the interest rate changes, these changes would have an impact on the amount of interest that the Company incurs on its debt. The Company has not entered into any interest rate swap agreements to manage its exposure to changes in interest rates.

GENERAL DESCRIPTION OF THE BUSINESS

Rio Narcea is engaged in the acquisition, exploration, development and operation of precious and base metals properties in Spain, Portugal and Mauritania. The El Valle and the Carlés gold mines, both located in northern Spain, are the Company's main operating assets. The Company commenced production at El Valle with the first gold pour in February 1998 and at Carlés in late 2000. In July 2002, the Company received a positive bankable feasibility for the open pit portion of its Aguablanca nickel deposit and started construction of the plant in late October 2003. Commissioning of Aguablanca is underway and commercial production is expected to begin during the second quarter of 2005.  In September 2004, the Company acquired the Tasiast gold project located in Mauritania through the acquisition of Defiance. Basic engineering work on the Tasiast gold project is underway. The Company is proceeding to undertake a feasibility study for the development of the Salave project.

Through its subsidiaries, the Company controls 22,146 square kilometres of mineral rights, investigation permits and exploration licenses and exploitation licenses as follows:

Mineral Rights as at December 31, 2004.

			Mines/Deposits Included Within Projects	Exploration Licenses, Investigation Permits, Mineral Reserves and Exploitation Concessions	RNGM Mineral Rights Subject to Joint Ventures
Country	Location	Project		Area (sq. km)	Area (sq. km)
Spain	Asturias	Rio Narcea Project	El Valle and Carles Au/Cu Mines	71	62
		Navelgas Project		105	-
		Oscos Project	Salave Au Deposit	221	-
	Galicia	Malpica Project	Corcoesto Au Deposit	93	8
	Caceres	Rio Malo Project		84	-
	Cordoba, Sevilla, Huelva, Bodajoz	Ossa Morena Project	Aguablanca Ni/Cu Mine	3,494	1,050
Spain Total				4,068	1,120

Portugal		Ossa Morena Project		1,149	-
		Penedono Project		202	202
Portugal Total				1,351	202

Mauritania		Tasiast Project	Tasiast Au Deposit	6,306	-
		Ahmeyim-Tijirit Project		7,184	-
		Karet Project		2,844	-
Mauritania Total				16,334	-

Honduras Total			Vueltas Au Mine	393	-
Rio Narcea Total				22,146	1,322

Title to Properties – Spain and Portugal

Property location map

Map removed for EDGAR filing.  Please see attached pdf exhibit.

The mineral rights to the Company's Spanish properties consist of leases, options to purchase or freehold interests in exploration permits, investigation permits and exploitation concessions. For a detailed discussion of the differences between exploration permits, investigation permits and exploitation concessions, refer to “General Description of the Business – Applicable Government Regulation – Spain”. The Company does not anticipate any difficulty in upgrading its investigation permits to exploitation concessions if a deposit is discovered.

With respect to the Company's Portuguese properties, licenses granted by Portuguese authorities are negotiated initially as prospecting and exploration contracts that are often granted for a period of three years and can be renewed for an additional period of three years with a 50% reduction in area. During their life, they may be converted into a mining contract, the duration of which is stipulated on the basis of the estimated duration of the resources under normal operating conditions in accordance with the geological report, preliminary pre-feasibility study and mining plan submitted together with the application. The Company does not anticipate any difficulty in upgrading its exploration contracts to mining contracts if a deposit is discovered.

All mineral rights relating to the Company's properties in Spain and Portugal are held free and clear of encumbrances and liens other than (i) the rights of certain owners of the mineral rights to investigate and exploit industrial minerals and (ii) the mortgages with financial institutions to secure the financing facilities. None of the Company's properties pertaining to the El Valle and Carlés mines are subject to any royalty interests. Net smelter return (“NSR”) royalties of 0.5% to 2.0% are applicable to deposits, not yet found, in some of the concessions on the Navelgas, Oscos and Rio Narcea belts.

For the Salave gold project, located on the Oscos belt, the Company, through EMC, shall be obliged to pay a royalty to a third party calculated at 5% of the number of ounces of gold produced and paid for multiplied by the average gold price received minus $200 per ounce after a cumulative gold production of 800,000 ounces. The third party is also entitled to receive a 5% royalty on the value of other minerals produced and sold. There are certain provisions that allow for the royalty to be suspended with respect to the production of gold, when the gold price is lower than €330 per ounce. These amounts may be recovered when the gold price is higher than €500 per ounce. For a period of 90 days after cumulative production of 800,000 ounces, EMC shall have the right to purchase one-half of the royalty for $5 million.  EMC also has a 1.3% NSR royalty on the Salave gold project.

For the Aguablanca project and any other deposit if found, within the State Reserve, the State retains a royalty which can range from 0.5% to 2% of NSR (in relation to the average annual nickel price according to the table below)  to be paid annually at the start of the first year of commercial production.

Average Annual Nickel Price ($/tonne)
Minimum	Maximum	NSR
0	4,945	0.5%
4,945	6,235	1.0%
6,235	7,740	1.5%
>7,740	-	2.0%

In addition, the Company will pay a royalty to AC (a wholly-owned subsidiary of Freeport-McMoRan Copper & Gold Inc.) commencing at the start of the second year of commercial production, according to the appropriate formulas detailed below, based on the yearly average prices for copper (“Cu”) and nickel (“Ni”):

If (Ni + (Cu price/3)) = <$7,700/Mt, the amount to be paid shall be $0

If $7,700/Mt < (Ni price + (Cu price/3)) = < $8,000/Mt, the amount to be paid shall be equal to: ($110.25*(Mt produced Ni metal+(Mt produced Cu metal/3)))/2

If $8,000/Mt<(Ni price + (Cu price/3)) = <$8,500 Mt, the amount to be paid shall be equal to: ($220.50*(Mt produced Ni metal+(Mt produced Cu metal/3)))/2

If $8,500/Mt<(Ni price + (Cu price/3)) = <$9,000 Mt, the amount to be paid shall be equal to: ($330.75*(Mt produced Ni metal+(Mt produced Cu metal/3)))/2

If (Ni price + (Cu price/3)) = <$9,000 Mt, the amount to be paid shall be equal to: ($441*(Mt produced Ni metal+(Mt produced Cu metal/3)))/2

This royalty can range between a 0.0% and 3.1% NSR, depending on nickel and copper prices. RNR, S.A. has the right to buy back at any time the above-mentioned royalty by paying $6 million to AC.

Outside the boundaries of the Aguablanca deposits but within the perimeters of the State Reserve, if a new deposit is found, the royalties at the start of the second year of commercial production of such new deposit, would be 1% NSR, payable to AC.

Title to Properties – Mauritania

Property Location Map

Map removed for EDGAR filing.  Please see attached pdf exhibit.

Six wholly-owned exploration permits and one wholly-owned exploitation permit comprise the Tasiast project, four wholly-owned exploration permits comprise the Karet project and three 90% held exploration permits relate to the Ahmeyim-Tijirit project. Newmont LaSource (“Newmont LaSource”, then called Normandy LaSource Developpement SAS) sold the Tasiast project as part of a larger disposal of its non-core assets pursuant to a sale agreement dated May 31, 2002 as amended (the “Newmont Agreement”). The consideration paid and to be paid by Tasiast Mauritanie Limited (“TML”) to Newmont LaSource aggregates $6.5 million and consists of the following payments:

4.

$50,000 paid in December 2001;

5.

$1,950,000 was paid upon closing of the sale effective April 1, 2003;

6.

$1,500,000 paid in December 2004;

7.

$1,000,000 to be paid on the first day of commercial production;

8.

$1,000,000 to be paid on the first anniversary of production; and

9.

$1,000,000 to be paid on the second anniversary of production.

In addition, TML has granted a 2% NSR royalty in favour of Newmont LaSource on production in excess of 600,000 ounces from the properties subject of the Newmont Agreement. The exploration permits that are the subject of the Newmont Agreement have been transferred into the name of TML but are subject to a first pledge in favour of Newmont LaSource, which pledge will remain in place to secure the balance of the payments to Newmont LaSource for the purchase price and the royalty; provided that, it will be subordinated to a project finance lender for the Tasiast project. In January 2004, an exploitation permit, PE229, covering 312 square kilometres formerly included in the Tasiast project exploration permits, was granted by the Mauritanian government to Tasiast Mauritanie Limited S.A. (“TMLSA”), a Mauritanian incorporated wholly-owned subsidiary of TML. TMLSA became a party to the Newmont Agreement and exploitation permit PE 229 was also made subject to the first pledge in favour of Newmont Lasource. The assets acquired from Newmont LaSource include all exploration data, field facilities and equipment, and office and residential facilities in the Mauritanian capital, Nouakchott.

Classification of Mineral Reserves and Resources

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This section uses the terms “measured”, “indicated” and “inferred” resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Security Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable. United States Investors are urged to consider closely the disclosure in the Company’s Form 40-F, File No. 0-30670, available from the Company by contacting the Investor Relations Department.

Mineral Reserves and Resources

Rio Narcea Mineral Reserves and Resources 1,3,4
(as of December 31, 2004)

Contained Metal
GOLD	Category	AU-bearing Tonnes (000s)	Au (g/t)	CU-bearing Tonnes (000s)	Cu (%)	Au (000 ounces)	Cu (tonnes)
Mineral Reserves [2,5]
El Valle	Underground	Proven	445	3.72	417	1.00	53	4,175
Probable	278	5.50	232	1.28	49	2,965
Total	723	4.40	649	1.10	102	7,140
Carlés	Underground	Proven	106	4.49	106	0.68	15	721
Probable	428	4.30	428	0.60	59	2,575
Total	534	4.34	534	0.62	75	3,296
Tasiast[6]	Open pit	Proven	618	3.76	-	-	75	-
Probable	8,390	3.01	-	-	810
Total	9,008	3.06	-	-	885	-
El Valle Mill Stockpiles	Proven	193	7.58	193	0.45	47	864
Total	193	7.58	193	0.45	47	864
Total reserves	10,459	3.30	1,376	0.82	1,109	11,300
Mineral Resources (including reserves)
El Valle	Measured	1,111	5.55	1,061	1.11	198	11,814
Indicated	1,046	5.89	926	1.21	198	11,155
Total	2,157	5.72	1,987	1.16	396	22,968
Inferred	1,734	7.49	1,040	0.79	418	8,182
Carlés	Measured	232	5.16	188	0.81	39	1,514
Indicated	661	5.03	660	0.67	107	4,421
Total	893	5.07	847	0.70	145	5,935
Inferred	788	5.10	575	0.55	129	3,187
Tasiast	Measured	628	3.92	-	-	79	-
Indicated	11,441	3.01	-	-	1,106	-
Total	12,069	3.06	-	-	1,185	-
Inferred	12,428	2.25	-	-	899	-
Salave[7]	Measured	354	2.70	-	-	31	-
Indicated	14,841	3.00	-	-	1,431	-
Total	15,195	2.99	-	-	1,462	-
Inferred	2,813	2.47	-	-	223	-
Corcoesto[8]	Measured	3,648	1.46	-	-	171	-
Indicated	4,024	1.44	-	-	186	-
Total	7,672	1.45	-	-	357	-
Inferred	1,573	1.56	-	-	79	-
Godán[9]	Inferred	464	7.11	-	-	106	-
La Brueva[10]	Inferred	898	2.69	-	-	78	-
Total measured and indicated	37,987	2.90	2,834	1.02	3,546	28,903
Total inferred	20,698	2.90	1,615	0.70	1,931	11,369

NICKEL		Category	Tonnes (000s)	Ni (%)	Cu (%)	Combined PGM (g/t)	Au (g/t)	Contained Metal
								Ni (tonnes)	Cu (tonnes)
Mineral Reserves [11]
Aguablanca	Open pit	Proven	13,600	0.66	0.47	0.48	0.13	89,760	63,240
		Probable	2,100	0.62	0.44	0.45	0.12	12,999	9,303
		Total	15,700	0.66	0.46	0.47	0.13	102,759	72,543
Mineral Resources [12] (including reserves)
Aguablanca		Measured	15,900	0.67	0.48	0.51	0.13	106,053	76,479
		Indicated	3,800	0.61	0.48	0.47	0.13	23,028	18,088
		Total	19,700	0.66	0.48	0.50	0.13	129,081	94,567
		Inferred	5,950	0.53	0.46	0.41	0.13	31,297	27,073

Notes:

(1)

Updated mineral reserves and resources for all projects, as of December 31, 2004, are stated in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) on August 20, 2000. Updates for El Valle and Carles, are prepared by or under the direction of Alan C. Noble, ORE Reserves Engineering, Colorado, USA, who is the independent "Qualified Person" for Rio Narcea as that term is defined in National Instrument 43-101.  Salave resources were prepared by Roscoe Postle & Associates, as reported in the November, 2004, Technical Report. Tasiast reserves were prepared by SNC-Lavalin Inc. under the supervision of Mr. Ab Kroon, a Qualified Person independent of Defiance, and Tasiast resources were prepared by A.C.A. Howe International Ltd. personnel Eugene Puritch, Associate Mining Consultant under the supervision of Daniel C. Leroux, P.Geo., Associate Consulting Geologist, a Qualified Person independent of Defiance.

(2)

Mineral reserves and resources have been estimated using site specific appropriate cut-off grades.  Reserves and resources at El Valle and Carles, because of the near-term production of the reserves, have been based upon a gold price of $400/oz and a copper price of $2800/tonne.

(3)

Mineral resources (of all categories) that are not mineral reserves do not have demonstrated economic viability. Mineral resources include mineral reserves.

(4)

Contained metal figures are before mill recovery factors are applied.

(5)

Mineral reserves reflect the diluted tonnages and grades of the mine plan.

(6)

Mineral reserves at Tasiast are based upon the April 2004 Feasibility Study which used a gold price of $370, and a mining cutoff of 1.03 gpt AU.

(7)

Resources at Salave are reported at 100% Rio Narcea.

(8)

The Company’s Corcoesto Project is subject to a joint venture with Kinbuari Gold Corp.  Refer to “Description of Mines, Development Projects and Exploration Properties – Corcoesto Project”).

(9)

The Company’s Godán Project is subject to a joint venture with Buenaventura.  Refer to “Description of Mines, Development Projects and Exploration Properties – Godán Project”).

(10)

The Company’s La Brueva Project is subject to a joint venture with Buenaventura.  Refer to “Description of Mines, Development Projects and Exploration Properties – La Brueva Project”).

(11)

Mineral reserves for the Aguablanca project are based upon the July 2002 Feasibility Study Report with the following economic parameters: Exchange rate of $1.00/€, nickel price of $6,600/tonne, copper price of $1,600/tonne, and platinum and palladium prices of $400/oz. Mineral reserves were calculated using a €8.23/tonne net smelter return (equal to 0.256% equivalent nickel).  Following mine startup and confirmation of slope parameters and the mineral model, an updated reserve will be completed, utilizing the higher current commodity prices.

(12)

Mineral resources for the Aguablanca project have been estimated using a 0.2% nickel cut-off grade.

Applicable Government Regulation

The Company currently operates principally in Spain but also has several properties in Portugal and Mauritania. The Company's operations entail significant governmental regulatory and other factors common to mining ventures. More particularly, mining operations are subject to government regulation under which operations may be affected in varying degrees by legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes, labor standards or changes in conditions under which minerals may be extracted and marketed. The effect of these factors cannot be accurately predicted.

Spain

The information provided under this heading has been compiled by the Company from Spanish governmental and private publications and financial press reports, which the Company believes to be reliable.

Political Environment

The Spanish Constitution became effective December 27, 1978, completing Spain's transition to constitutional democracy. Spain is ruled by a parliamentary monarchy. The Spanish Constitution guarantees both the right to own private property and free enterprise within a market economy. The Spanish Constitution specifically provides that the government shall “guarantee and protect free enterprise within the framework of a market economy.” Spain became a member of the European Economic Community in January 1986 and is also a member of the World Trade Organization.

Income Tax

Corporate income tax, which is applicable to mining companies, is a direct 35% tax on earnings, after deduction of depreciation, amortization and qualified business expenses and application of applicable credits and allowances. Spanish tax law contains several incentives to promote mining activity such as depletion allowances, amortization of tangible and intangible mining assets and grant programs. Spain and Canada have in place an agreement for the avoidance of double taxation. The Spanish tax system establishes a withholding tax at the source of payment of 18% for payments of interest, dividends or royalties, applicable if the payment is made to residents of Spain. In the case of non-residents, the applicable tax rates are those provided in the Double Taxation Treaty, if any, which in the case of Canada are the following:  Payment of interest – 15%; payments of dividends – 15%; payments of royalties – 10%; professional fees – zero.

Exchange Controls

In 1991, Spain enacted significant changes to its exchange control legislation, establishing as a general principle that all acts, businesses, transactions and operations, which require or result in collections and payments between residents and non-residents and transfers to and from foreign countries are liberalized for exchange control purposes. The only exception to this general rule is the physical exportation of coins, bank notes and bearer checks in amounts greater than €6,010, which is subject to prior declaration. Certain other transactions are subject to prior verification and subsequent notification requirements involving the Directorate General of Foreign Transactions and/or the Bank of Spain, for either statistical purposes or for verifying compliance with legal obligations.

Mining Law and Regulations

All minerals, rocks, liquids, gases and geological structures below ground level in Spain pertain (or belong) to the State, which concedes (or grants) the right to exploit them for commercial purposes. Land ownership extends only a few metres below the surface for foundations, deep cellars, drains and so on. The Mining Law 22/1973 of 21 July 1973 and Regulations and modifications, published later, control all aspects of mining, but not necessarily of concentrators or smelters that are located away from the mine, which may come under industrial legislation.

The law divides all sub-surface materials into the following groups:

A.

Quarried material used for simple crushing, screening and washing by the construction industry (for example, sand, gravel and roadstone, ornamental rocks and slates, clays for refractories, limestone for cement and lime).

B.

Underground water, geothermal sources and structures.

C.

All other materials that require concentration.

D.

Coals, lignites and oil shales (separated under a later modification of the law).

Petroleum and natural gas are subject to the Hydrocarbon laws.

For Group C minerals (which include gold and nickel), exploration and mining rights are conceded (or granted) to foreign companies or companies domiciled in Spain. A Decree (17,241 of 30 June 1986) has eliminated former restrictions on foreign shareholding in the TITULO VIII of the Mining Law 22/73, which may now be 100%.

Another Decree (17,103 of 28 June 1986) covering foreign investments in general requires that foreign shareholdings in any company over 49% must only obtain a “verification of bona fide” by the Foreign Transaction Department of the Ministerio de Hacienda, which, if not received within 30 days, may be taken as valid by a process of “administrative silence.” The Consejo de Ministros can establish restrictions over “strategic” raw materials.

Permits, Concessions and Fees

All mining rights are based on the “mining square” (Sp. “cuadricula”), which is bounded by 20 seconds of arc both in longitude (about 472 metres) and latitude (about 615 metres) and covers an area of approximately 29.028 hectares.

There are three types of claims and concessions:

Exploration permit – “PE” – for quick reconnaissance only

Investigation permit – “PI” – for all exploration

Exploitation concession – “CE” – for all mining

A PE gives priority for a short period of time -- sufficient for regional mapping and sampling over a large area that frequently overlaps ground already held by others, in order to select the best zones that remain free for requesting a PI. The PI is the main vehicle for exploration, and its granting is preceded by a demarcation to exclude earlier rights of others. The PI carries right-of-access to the ground, and may be converted into a CE if a discovery is worth mining. A CE carries right-of-expropriation to surface ownership, subject to legal compensation. The following table summarizes the details regarding these types of claims and concessions:

	PE	PI	CE
Area in “Mining Squares” (1)	300-3,000	1-300	1-300
Duration – Initial	1 year	3 years	30 years
– Renewal	1 year	3+3 years	30+30 years

Note:

(1)

Mining Square = 29.028 hectares

The minimum annual budget, determined by mining authorities, is based on proposal of the Company.

The procedure for obtaining a PE or PI is as follows:

1.

Request (Sp. “Solicitud”) on standard form to the Provincial Mines Office (Sp. “Jefatura”), indicating the coordinates of the starting corner of the “mining squares” involved. A record of the date and time of submission is obtained to establish priority.

2.

Payment of the paperwork fee (Sp. “trámites”) by the 30th day after submission.

3.

Submission of work program and budget (within 30 days for PE, 60 days for PI), signed by a registered geologist or technical or mining engineer, indicating the technical ability and financial solvency of the applicant.

4.

Circular sent to the municipalities for objections (another 15 days) followed by publication in the Provincial, Regional and National Bulletins (all done by the Mines Office).

5.

Demarcation of the area free of prior rights (PI only) by the Mines Office, subject to exclusions for dams, railways, airports, military installations, etc.

6.

Grant of Permit, which may take from 8 months to 5 years for a PI. However, fieldwork may begin after the 8th month even if the title is not yet formally granted.

The procedure for a CE consists mainly of submitting a Plan of Development for a mine. Certain PI's surrounding an active mine may be held as reserve areas to the CE. The Mines Office will help consolidate small adjoining CEs into larger units (Sp. “cotos”) to facilitate administration.

Annual reports must be submitted for CEs and PIs, with proposed work programs for the following year. All drilling must be reported.

A PI or CE may be renounced voluntarily at any time, or cancelled officially either at the end of the granted period or for failure to carry out agreed work programs. The area is then offered to tender 60 days after publication in the Official Bulletin; in the case of several tenders, the one judged best is given a new PI; in case of none, the area is declared free eight days later and open to claiming.

Once granted, a PI or CE may be sold or transferred to another party, subject only to approval by the Director General of Mines of the technical and financial probity of the buyer. This is important when taking options-to-buy contracts, with existing holders. Alternatively, a concession holder may rent the right-to-mine to an operating company.

With regards to Exploration Permits or PEs, after the initial one year, if a company has not finished its exploratory work but wishes to continue, then the Company can renew the permit for one additional year by soliciting in writing a renewal of the permit from the Director General of Mines. Similarly, with regard to Investigation Permits or PIs, after the initial three years, if a company has not finished its investigation work but wishes to continue, then the Company can renew the permit for three additional years by soliciting in writing a renewal of the permit from the Director General of Mines.

The material terms of the contracts, such as payment provisions, expiration dates and whether renewal options are available at the termination dates are shown below:

CONCESSIONS			HOLDER	RENTAL	DATE		PURCHASE OPTION	NSR
Name	Type	Area		€/year	Signature	Duration
Rio Narcea Gold Belt
Conchita y Demasía	CE	1,088	Caolines de Merilles S.A.	125,203	April 1, 1991	NO LIMIT	4,308,100€	2%
Selviella	CE	114
Selviella 2ª Fracción	CE	163
Ana Rosa y Demasía	CE	360.3
Asociada y Demasía	CE	442.6
Oscos Gold Belt
Various	CE/PI	21,698	Fabrica de Mieres S.A.	60,000	July 1, 1994	NO LIMIT	NO	1.50%
Aguablanca Project
Alberto	PI	15	Cia. Artesanal de Canterias de Arucas, S.L.	15,030	March 8, 2002	NO LIMIT	NO	1.50%
Enebro III	PI	58
Mila	PI	198
Acebo	PI	159	María Dolores Sánchez
Encina	PI	277
Enebro I	PI	18	Río Ardila Minera, S.L.
Enebro II	CE	21
El Timon	PI	8,800	Ingeniería de Suelos y Explotacion de Recursos, S.A.	9,000	January 23, 2004	3 years	750,000 €	2%
Valuengo	PI	3,360	Minas de Aguas Teňidas, S.A.	9,000	January 23, 2004	3years	750,000 €	2%
El Pintado	PI	5,400	Minas de Aguas Teňidas S.A.	9,000	January 23, 2004	3years	750,000 €	2%

Reserve Areas

The Director General of Mines (“DGM”) may declare an area a reserve of the State (“State Reserve”) and not free for claiming. The procedure is similar to that for PIs and CEs in some respects:

7.

Inscription of proposal for a State Reserve (like a request for a PI or CE)

8.

Proposal of Provisional State Reserve (equals demarcation)

9.

Provisional State Reserve made official (like a PI, for three years renewable)

10.

Definite State Reserve (like a CE)

11.

Special State Reserve, for certain substances, for 5 years, renewable

The DGM will grant the rights to explore the State Reserve to the Institute of Technological Geo-Mining (“ITGE”), or one of the para-state bodies, or may call for offers for joint ventures between these entities and private companies. In other areas, such as the massive pyrite belt in southwestern Spain, the government will declare a State Reserve, divide it into blocks and give these to various companies for more regional exploration. State Reserves are usually for a limited number of substances, for example, iron or uranium. Subsequent exploitation may be carried out by the State or offered by tender to private companies, with special conditions attached as regards construction and exploitation timetables.

The declaration of a State Reserve does not rescind or limit the rights of prior holders within the area covered, but these may be requested to carry out more work than planned in order to match work done by the state or a state-company joint venture. If a State Reserve is for one or more stated substances, then over-claiming for other substances is permitted and is valid, although this may lead to complications of overlapping rights during mining.

Mining Incentive Law

This law (Sp. “Fomento a la Minería”) published June 4, 1977, and the Decrees of May 2, 1977, June 2, 1977 and March 16, 1979, deal with the fees and the commodities then regarded as of priority interest to the nation – for strategic reasons, to reduce import dependence or to increase exports – but more important, with four fiscal inducements to stimulate mining and exportation of group C minerals. These are:

•

Grants up to 20% of all approved expenditure for exploration and investigation of ores and minerals, evaluation and development or rehabilitation of mines, concentrators and smelters, also of waste dumps and tailings, for underground structures and for housing of employees. Official credits may also be available for such projects, especially those that create jobs. Grants for exploration and investigation have to be repaid if successful. Both grants and credits are made after, not before or during the expenditure, and are subject to availability of funds allotted nationally each year for this purpose.

•

Free depreciation of investments, during 10 years, starting from the first year of positive results.

•

Depletion allowance of up to 30% of gross taxable profits or up to 15% of net mine income from sale of products, whichever is higher. The funds so obtained are not distributable, but must be used for further investment in exploration, improving recoveries, or product quality, new mining methods, laboratories, or even in buying shares in companies which specialize in these objectives. They must be used within a ten year period, and reported on annually to the authorities.

•

The grants and credits will be subject to progressive modification in the European Union during the adjustment period and thereafter, as will import duties and permitted tax allowances.

Foreign Investments

The need to stimulate investments in both industry and services of all types, coupled with changes on the entry to the European Union on January 1, 1986, and the social and political pressures caused by the very high level of unemployment, have all led to an almost complete liberalization of conditions for non-Spanish investors. With few exceptions, foreign participation is welcome at either the minority or majority levels, with no more requirements than formal verification of “bona fide” by the government.

Environmental Regulation

Spain is taking active steps to reduce contamination, control industrial wastes and limit damage to the local environment. The mining industry is regulated by the 1973 Law and by a Decree dated October 15, 1982. The number of agencies with the right to intervene is growing and includes the ICONA (the Institute for Conservation of Nature and the Environment) and the ITGE (the Institute of Technological Geo-Mining), as well as regional and national authorities for mining and industry.

The Company has adopted an environmental policy pursuant to which it confirms its commitment to comply with all environmental statutes, laws, regulations and orders applicable to its operations. To ensure such compliance, the Company has established an environmental auditing program to detect and remediate any violations of environmental laws. To date, environmental legislation and regulations have not had a material adverse effect on the Company's operations or financial condition and management believes that it is currently in material compliance with applicable environmental legislation and regulations.

The main costs to comply with environmental regulations are associated with the revegetation of waste dumps and the lining of tailings ponds. Other costs include water controls, fencing and research work. Revegetation has to be completed at the end of the operation but Rio Narcea conducts its reclamation activities concurrently with ongoing operations. In 2004, approximately $671,200 was spent for revegetation and the lining of tailings ponds (2003 - $1,010,600) and $323,900 for other environmental activities (2003 - $174,400). For 2005, Rio Narcea estimates its compliance costs to be $1,527,600.

In 1999, Rio Narcea did, however, experience an environmental incident due to the failure of the detoxification system at the El Valle mine. Environmental and mining authorities and insurance carriers were immediately advised of the incident. Insurance coverage has fully indemnified Rio Narcea to date for all costs incurred. The resulting damages of lower sales and higher gold production costs were mutually agreed with the insurance company based on the previous five-month experience. The situation has been normalized and no claim is pending between the insurance company and Rio Narcea. The amounts received from the insurance company include costs to replace the damaged agitator blade, profits lost due to reduced production during the repair period and additional costs incurred as a result of changes made in the production process during the repair period. Total amount received from the insurance claim was $941,100, including $16,005 for the damaged parts. The Company's insurance coverage has not been affected by that incident. The coverage has been renewed this year without any major modification to the existing contract. Rio Narcea has confirmed with environmental authorities that there has not been any effluent discharge from the tailings pond to public river beds and that there is no risk of it and, consequently, the Company does not expect to incur any remedial costs in the future. Remedial measures agreed with relevant authorities were undertaken by Rio Narcea.

Spanish environmental legislation imposes high standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water. Accordingly, the design of mines and mills and the conduct of overall extraction and processing operations are subject to the restrictions contained in such legislation. In addition, the construction, development and operation of a mine, mill and refinery typically entail compliance with applicable environmental legislation and/or review processes and the obtaining of land use and other permits, water licenses and similar authorizations from various governmental agencies. In particular, legislation is in place for lands under national jurisdiction or located in certain provinces, which provides for the preparation of costly environmental impact assessment reports prior to the commencement of any mining operations. These reports entail a detailed technical and scientific assessment as well as a prediction of the impact on the environment of proposed development.

Failure to comply with the legislation referred to above may result in orders being issued thereunder which may cause operations to cease or to be curtailed or may require installation of additional facilities or equipment. Violators may be required to compensate those suffering loss or damage by reason of its mining activities and may be fined if convicted of an offense under such legislation.

The Company has complied with all applicable governmental requirements to date through the completion of appropriate environmental impact studies, hydrological studies, reclamation plans and archaeological studies and, with the assistance of its full-time environmental compliance officer and an archaeologist, foresees no problems in doing so in the future.

Public Authorities and National Companies

The mining industry is governed though various lines of authority including national, regional and provincial levels. In descending order, the most important are:

(1) Ministry of Industry, Commerce and Tourism, since March 14, 2004 (formerly governed by the Ministry of Economy):

Secretary of State of Economy, Energy and Small and Medium Company

General Direction of Energy Policy and Mines

General Subdirection of Mines

(2) Ministry of Industry, Commerce and Tourism, since March 14, 2004 (formerly governed by the Ministry of Science and Technology):

Geological and Mining Institute of Spain

(3) Regional autonomous governments (Director General of Industry/Mines/Energy in each according to local usage – referred to herein as the “DGM”) in:

Andalucía

Castilla-La Mancha

Murcia

Aragón

Castilla-León

Navarra

Asturias

Cataluña

País Vasco

Baleares

Extremadura

Rioja

Canarias

Galicia

Valencia

Cantabria

Madrid

(4) Provincial Mines Offices (Sp. “Jefaturas”) in all provinces.

The regional authorities vary in the amount of control they exercise, depending on their original statute of agreement with the central authority. The larger regions, or those with the most mines, have taken very extensive powers to supervise the industry; others that are smaller or less concerned with mining, have left affairs with the central government. The level of intervention by the DGM therefore varies according to region and assigned responsibilities are still being determined as the regions develop their respective bureaucracies.

The provincial offices report to both regional and central authorities, and cover Requests for Mining Rights (PE, PI or CE), their demarcation in cases where the rigid “mining square” system that now cover the whole country infringes on earlier rights, supervision of work programs and budgets, safety in all aspects, production reports, approval of small projects and the installation of machinery, and myriad details arising from both operations and legislation.

The ITGE functions as a semi-autonomous branch of government to provide geological maps, metallogenetic maps, geochemical surveys and more specific investigation in Reserve areas, hydrogeological data and the location of water for towns and agriculture, chemical analyses, and in general to provide basic data on natural resources and thereby stimulate the mineral industry. The ITGE provides public access to extensive published and unpublished data.

Portugal

The information provided under this heading is based on public filings by other mining companies that operate in Portugal, which the Company believes to be reliable.

Mining Industry

The Portuguese Government, through its geology and mining agency, the Instituto Geologicao E Mineiro (“IGM”), promotes exploitation of the country's resources, and to that end, has taken an active role in promoting exploration.

Mining Laws

Mining activity is regulated by the Ministry of Economy (the “MIE”), which was formerly the Ministry of Industry and Energy, through the Secretary of State for Industry. This department holds the rights for State-owned mineral resources and is empowered to grant exploration and mining concessions through contracts, as well as to grant exploitation licenses. The IGM (the Portuguese government's geology and mining agency) is part of the Central Administration and is also subordinate to the MIE. The IGM is responsible for geological data and the research on the potential of the country's geological resources as well as their extraction and processing. The IGM is also vested with the right to negotiate and underwrite exploration and mining contracts for State-owned geological resources. EDM is a holding company representing the Portuguese State interests in the mining sector and is the major shareholder in Somincor, PA (Pirites Alentejanas, S.A., a private company controlled by EDM), Empresa Nacional De Uranio and Exmir, with interests in copper, tin, zinc, lead, uranium, and industrial minerals mining operations in Portugal.

Exploration Concessions

Exploration rights in Portugal may be granted by the MIE to individuals, single companies or joint ventures, provided that they can demonstrate technical and financial competence to conduct the exploration effectively. Exploration contracts must include a discussion of mutual rights and obligations, the area of work and its boundaries, the nature of the resources to be explored, the initial duration period, renewal terms, work program, minimum expenditure and further specific terms.

The exploration party must start the work no later than three months after the contract has been underwritten (with exceptions where mutually agreed), carry out work according to the proposed work program, provide acceptable semi-annual reports, provide yearly proposed work programs, maintain drill core for delivery to the IGM at the end of the contract period, and compensate third parties for any damages caused by exploration activities.

The duration period of each exploration contract, including possible renewals, is not more than five years, and in each renewal the initial area applied for must be reduced by 50%. At the end of the five-year term, the company must enter into a new exploration contract or apply for an exploitation concession in order to continue work on the property. While the company is not supposed to have priority over other applicants, in practice if the company has complied diligently with the terms of its exploration contract, the company will have priority for the new contract.

Exploitation Concessions

The holder of an exploration concession has the exclusive right to apply for an exploitation concession concerning the area included in the exploration contract. The administrative contract of exploitation will include mutual rights and obligations, the comprised area and mineral deposits, the duration period of the concession, the amount of the bond, fees to be paid, conditions for renewal and other specific provisions regarding each contract.

The duration period of the exploitation concession will take into account technical and economic data, namely the estimated life period of the mineral deposit under normal conditions of exploitation.

Environmental Laws

Mining exploitation concessions of more than five hectares and/or with an annual production rate above 150,000 tonnes are subject to an environmental impact assessment.

Taxes

Production royalty rates to the Government are set at 3% of the net smelter returns (NSR) for concessions granted since 1990; for concessions granted prior to 1990, no royalty generally applies. On the Company's Penedono property in Portugal, the NSR is established at 2% for a gold price lower than $300 per ounce, 3% for a gold price between $300 and $350 per ounce, and 4% for a gold price between $350 and $400 per ounce. Income taxes are presently at 37.6%, with full deductibility of capital expenditures over a time frame ranging from three to eight years.

Repatriation of Earnings

Repatriation of earnings from Portugal to foreign entities is subject to withholding taxes as follows:

•

Within the European Union, 5%.

•

Non-resident entities not within the European Union, whose jurisdictions have no tax treaties with Portugal, 30%.

Portugal has a tax treaty with the United States, pursuant to which the repatriation of earnings from Portugal to the United States is subject to a withholding tax of 10%.

Mauritania

Mining Industry

The conditions embodied in the new Mauritanian Mining Code (Law No. 99/013), adopted June 1999, and the Model Mining Convention (No. 2002.02) adopted January 2002, are regarded as among the most attractive set of conditions in West Africa, and are designed to stimulate and encourage investment in both exploration and mining. Obtaining exploration permits is not difficult and the granting of exploitation permits is not expected to present difficulties in view of Mauritania’s stated aim to promote the mining industry. The mining industry is seen as one of the main growth industries for the improvement of the country’s economy.

Mining Laws

The Decree on Mining Titles (Décret portant sur les Titres Miniers) of December 1999 contains the rules and regulations for the granting, renewal and transfer of exploration licenses. Mineral resources are classified into seven groups of minerals, with gold and precious metals belonging to Group 2. The Mauritanian Mining Code provides for five different types of permits including exploration permits and exploitation permits.

Exploration Permits

Exploration permits (Permis de Recherche Minière or “PRM”) grant exclusive exploration rights over a specific block (maximum 1,500 square kilometres) and are granted for a three year period, renewable twice for additional periods of three years each. At each renewal, the exploration permit area can be reduced. The PRMs confer the right to explore for resources to any depth within the permit area and require expenditure and technical commitments by the licensee.

Exploitation Permits

Exploitation permits (Permis d’Exploitation) are granted for a term of 30 years and are renewable thereafter for a period of 10 years each. A condition of each exploitation permit is that the holder is required to hire Mauritanian tradespersons, services and to contract with national suppliers and businesses in preference to foreign service providers where the national suppliers and businesses can offer at least the same terms, quality and pricing. The exploitation permits are only granted to a legal entity incorporated under Mauritanian Law and set-up by the holder of the exploration permit.

Personal health and safety reports must be lodged with the ministry every 6 months and environmental and activity reports must be lodged with the ministry every year. Land must also be rehabilitated after mining activities.

Mining Incentives Law

As an incentive to investment in Mauritania, foreign companies are eligible for certain privileges pursuant to the Mauritanian Mining Code and Model Mining Convention and as set forth in the table below. The currency used in Mauritania is the Ouguiya (“UM”).

Fees, duties, taxes and levies	Exploration Permit	Exploitation Permit
Registration fee (at granting, renewal or transfer)	UM 800,000	UM 2,500,000
Annual surface fee	1st period: UM 250/km2 2nd period: UM 500/ km2 3rd period: UM 1,000/km2	UM 25,000/km2
Royalty		For gold, 3% of the sales value of the metal at the final stage of processing within Mauritania, deductible from taxable income.
Customs duties and other taxes	Complete exemption on all equipment and supplies including fuel.

Complete exemption on all imported equipment and supplies, including fuel, for five years after the start of production. Customs duties of 5% thereafter on equipment and supplies imported, except fuel, lubricants, mine supplies and spares that will continue to be exempted from duty.

Corporate income tax		The corporate income tax rate of mining operations is set at 25%, tax holiday for the first three financial years. A decree is to setup precise application rules.
Withholding tax on dividends		16% on repatriated dividends and interest; 0% on dividends reinvested in national territory.
Taxation of expatriates		Expatriates and non-residents employed by the exploitation permit holder are taxable according to the rules set by decrees of application. In general, they are taxed at half the normal rates.

In addition, exploration permits are transferable under the conditions set out by the Decree on Mining Titles, subject to ministerial approval; other incentives provided for by the Mauritanian Investment Code, which do not contradict the Mauritanian Mining Code or the Model Mining Convention may apply; maintaining books and accounts in foreign currency is negotiable; and, employment of foreign professionals is permitted.

Government and Other Grants

Introduction

The Spanish government has implemented a system of grants and incentives to promote growth and to respond to investment expectations. The grant system provides incentives for the training and hiring of workers, encourages the creation of new companies, investments and research and development projects. Spain, being a member of the European Union, also offers to potential investors access to European grant programs. The system of grants and incentives is classified as follows:

•

State and regional incentives for training and employment

•

State incentives for specific industries

•

Incentives for investments in certain regions

•

State incentives for small and medium enterprises

•

Incentives for internationalization

•

European Union (EU) incentives

The mining industry, considered to be a priority economic sector by the Spanish administration, is eligible for grants and incentives. The government offers non-refundable subsidies of varying percentages, generally between 15 to 50% of the total investment. The grants offered for the mining industry are designed to advance geological and mining research and development projects, the recovery of minerals and solid wastes, and safety enhancement in mines. Subsidies are granted by various Ministries and State Departments.

Incentives are also available in depressed regions with high unemployment and low levels of income to promote development and subsequently achieve economic equilibrium among different regions in Spain. Financial assistance is based on non-refundable cash subsidies for up to 50% of eligible investment expenditures. These regional incentives are determined in accordance with European Union (“EU”) requirements.

The above introduction is a summary extracted from “A Guide to Business in Spain” researched and written by Garrigues & Andersen on behalf of the Spanish Institute for Foreign Trade (ICEX), February 1999, that continues to be applicable.

Rio Narcea, through its wholly-owned Spanish subsidiaries, is eligible for grants for any next fiscal year, upon application and fulfilling the necessary conditions. Upon being officially granted and awarded, the grants can be collected upon acceptance by the Company and the presentation of certain documents (i.e. invoices, payments of invoices, company audits and investment reports). Grants are classified as reimbursable and non-reimbursable depending on the regional, central or EU laws that regulate the issuing of grants. Until December 31, 2004, the Company, through its subsidiaries RNGM, S.A. and RNR, S.A. has obtained grants for the development of the El Valle gold mine and Aguablanca nickel project.

Incentives Granted to Rio Narcea

RNGM, S.A. was able to obtain several grants because its development projects are located in an economically depressed region with high unemployment. At December 31, 2004, RNGM, S.A. had received grants from various Ministries and State Departments, amounting to a total of €30.8 million (approximately $42.0 million).  Additionally, RNR S.A. had received grants from the Spanish Ministry of the Economy in respect of the Aguablanca project amounting to €8.6 million (approximately $11.7 million) as at December 31, 2004.

El Valle Mine

In connection with the OFICO grant, granted by the Secretary of State for Energy and Mineral Resources on December 19, 1996 (supplemented on December 30, 1997), RNGM, S.A. undertook to create 260 jobs before June 30, 2000, and to maintain them for three years from the hiring date. A request was filed with the Spanish Ministry of the Economy in 2001 to modify this commitment. The outcome of this request, approved by the Ministry of the Economy in November 2003, was a requirement for the Company to reimburse €1.2 million (approximately $1.6 million), which was fulfilled in 2003, and to maintain 171 employment positions until September 30, 2006. The Company has met all other obligations and all the guarantees related to this grant have been released from January to March 2004, except for €4.8 million (approximately $6.5 million) that will have to be maintained in order to ensure the new employment obligations.

Aguablanca Project

On July 21, 2003, RNR, S.A. was awarded a €6.7 million (approximately $9.1 million) grant from the Ministry of the Economy for its Aguablanca nickel project. The Company was required to invest €33.5 million (approximately $45.6 million) in the project before July 2005 and create and maintain 114 employment positions until July 2007. Subsequently, on January 14, 2004, this grant was increased to €8.3 million (approximately $11.3 million), increasing the new required investment to €46.0 million (approximately $62.7 million). The Company expects this grant to be collected in 2005.

In  January 2004, the Ministry of Industry, Commerce and Tourism (formerly the Ministry of Science and Technology) awarded a non-interest bearing loan of €5 million (approximately $6.8 million) to Rio Narcea. The Company was required to invest €37.4 million (approximately $50.9 million) in the construction of the project before December 31, 2003 and create and maintain 55 employment positions for at least two years. The Company formally notified the Ministry in December 2003, at the time of acceptance of the granting resolution and prior to the Ministry wiring the principal amount of the loan,  that the requirements to be fulfilled by December 31, 2003 should not be fulfilled until December 31, 2004, due to among other things the delay in the authorization for the electric line, which had yet to be issued by the same Ministry. The loan is at zero interest rate and is repayable by equal instalments of €0.5 million (approximately $0.7 million) from 2008 to 2017. The loan was collected from the Ministry in January 2004 in exchange for the issuance of performance bonds amounting to €5.2 million. The performance bonds were issued by two Spanish banks (Caja de Extremadura and Cajamar) and at that time the Company placed the €5.0 million in restricted bank accounts in favour of the banks. These funds were released in May and December 2004, once the banks’ respective security in the Aguablanca project was registered.

Human Resources

Rio Narcea conducts its operations from several offices in Asturias, Extremadura and Madrid, Spain. Additionally, the Company has small offices in London, England and Toronto, Canada. As of December 31, 2004, the Company had approximately 417 employees, of which 30 are based at its principal executive office in Asturias. The number of temporary employees was approximately 140 for 2004.

Rio Narcea’s average number of employees during 2004 is as follows:

2004
Executive officers	7
El Valle mine and Carlés mine	232
Aguablanca project	45
Others	50
Total	334

Risks Factors

The operations of the Company are speculative due to the high-risk nature of its business which is the acquisition, financing, exploration, development and operation of precious and base metal mining properties. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Mineral Exploration Involves Significant Financial Risk

The exploration for and development of mineral deposits involves significant financial risk, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an orebody may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a site. It is impossible to ensure that the exploration programs planned by the Company will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of a deposit, such as size, grade and proximity to infrastructure, as well as metal prices, which are highly cyclical, and governmental regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Mining Involves Hazards for which the Company has Insurance Subject to a Limit

The business of mining is generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, labor disputes, encountering unusual or unexpected geological formations, cave-ins, flooding and periodic interruptions due to inclement or hazardous weather conditions. Such risks could result in damage to, or destruction of, mineral properties or production facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability.

Although the Company maintains insurance in amounts that it believes to be reasonable, such insurance will not cover all the potential risks associated with its business. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. In the future, insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. The Company might also become subject to liability for pollution or other hazards that it cannot insure against or that it may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Extensive Governmental Regulations Control Mining Exploration

The Company’s activities are subject to extensive Spanish, Portuguese and Mauritanian national, provincial and local laws and regulations and foreign laws and regulations controlling not only the mining of and exploration for mineral properties, but also the possible effects of such activities upon the environment. Permits from a variety of regulatory authorities are required for many aspects of mine operation and reclamation. Future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in development of the Company’s properties, the extent of which cannot be predicted. In the context of environmental permitting, including the approval of reclamation plans, the Company must comply with known standards, existing laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. It is possible that the costs and delays associated with compliance with such laws, regulations and permits, could become such that the Company could not proceed with the development or operation of a mine on an economically viable basis.

Capital Requirements

The Company believes it will be able to fund future investments in its mineral properties through internally generated cash flow, existing working capital and a combination of debt, equity and grants. There can be no assurance the Company will be able to raise additional debt or equity financing, or that future government grants will be made available to the Company.

Uncertainty of Ore Reserve Estimates

Although the Company has, with the assistance of independent experts as appropriate, carefully prepared its mineral reserve and resource figures in accordance with the requirements of the applicable securities regulatory authorities and established industry practices, such figures are estimates only. The mineral reserves have been determined based upon assumed commodity prices, operating costs and exchange rates. These factors may in the future render certain ore reserves uneconomic to mine and result in a significant reduction in the reported mineral reserves. Furthermore, no assurance can be given that the indicated tonnages and grade will be achieved or that the indicated level of recovery will be realized over the mine life.

Replacement of Mineral Reserves

The Company must continually replace mineral reserves depleted by production by doing the work necessary to reclassify known mineral resources to mineral reserves, expanding known mineral orebodies or locating new deposits in order for it to maintain or grow production levels over the long term. Exploration is highly speculative in nature, involves many risks and frequently is unproductive. Success is very uncertain and dependent upon a number of factors including, but not limited to, quality of management, quality and availability of geological expertise, and availability of exploration capital. As a result of these and other factors, there is no guarantee that the Company’s exploration efforts will result in the discovery of additional mineral reserves. If mineralization is discovered, it might take many years until production is possible, during which time the economic feasibility of production may change.

Conflicts of Interest of Officers and Directors

Some of the officers and directors of the Company are associated with other companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The Company’s policy on conflicts of interest complies with the procedures established under section 120 of the Canada Business Corporations Act, which sets out the necessity of full disclosure of any conflict of interest prior to the Board dealing with the subject matter giving rise to the conflict of interest and the interested party refraining from voting on such matter. The directors are further required to act honestly and in good faith with a view to the best interests of the Company and its shareholders.

Not every officer or director devotes all of their time and attention to the affairs of the Company. With respect to the key management employees, Mr. John W. W. Hick, Mr. Alberto Lavandeira, Mr. David Baril, Mr. Eugene Spiering and Mr. Omar Gómez devote 100% of their time to Rio Narcea. Refer to “Directors and Officers of the Company”. In 2004, Messrs. Chris I. von Christierson and Javier Colilla devoted 80% of their working time, respectively, on the affairs of Rio Narcea. It is anticipated that Messrs Chris von Christierson and Javier Colilla will  devote a similar amount of time to the affairs of Rio Narcea during 2005.

The Price of Gold and Nickel is Volatile

The profitability of the Company’s operations may be significantly affected by changes in the market price of gold, nickel and other mineral commodities. Metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control. The level of interest rates, the rate of inflation, world supply of mineral commodities, and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political systems and political developments. The price of mineral commodities has fluctuated widely in recent years and future serious price declines could cause commercial production to be impracticable.

Mineral reserve estimates and life-of-mine plans using significantly lower prices could result in material write-downs of its investment in mining properties and increased amortization, reclamation and closure charges.

Company Hedging Strategies

The Company has the ability to enter into puts, calls and forward sales contracts to hedge the impact of price fluctuations on a portion of its production. The Company enters into hedging positions for specific transactions that management deems expose the Company to an unacceptable market price risk or as required pursuant to loan agreements. For more information regarding the Company’s hedging activities, refer to “General Development of the Business – Quantitative and Qualitative Disclosure about Market Risk”. no assurance can be given that the Company’s hedging program will be successful in adequately protecting the Company from fluctuations in commodity prices.

Dividends Unlikely

The Company has not paid any dividends since the date of its incorporation and it is not anticipated that dividends will be declared in the short or medium term.

Competition within the Mining Industry

Significant and increasing competition exists for mineral resources in the jurisdictions in which the Company conducts operations. As a result of this competition, the Company may be unable to acquire additional attractive mining claims or financing on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees.

As a result of this competition, some of which is with companies with greater financial resources, the Company may be unable to maintain or acquire the personnel and expertise required to develop and operate its properties. Also, the Company may be unable to acquire attractive mining properties on terms it considers acceptable or at all. Consequently, its revenues, operations and financial condition could be materially adversely affected.

Project Risks

In pursuing its near-term objective of joining the select ranks of the profitable, mid-tier metal producers, the Company evaluates acquisition opportunities that would give appropriate returns to enhance shareholder value. Any resultant acquisitions may have significant associated risks, including, but not limited to: (1) political, (2) market volatility, (3) orebody proving to be below expectations and (4) environmental. Additionally, the Company may require additional capital to finance acquisitions. There can be no assurance that the Company would be successful in overcoming these risks or any other problems arising from such acquisitions.

Dependence on Key Management Employees

The Company’s development to date has depended, and in the future will continue to depend, on the efforts of key management employees, including Chris I. von Christierson (Chairman), John W. W. Hick (CEO), Alberto Lavandeira (President), Omar Gómez (CFO), Javier Colilla (Senior Vice President, Corporate), David Baril (COO) and Eugene D. Spiering (Vice President, Exploration). The loss of any one of these people could have a material adverse effect on the Company.

DESCRIPTION OF MINES, DEVELOPMENT PROJECTS AND EXPLORATION PROPERTIES

Gold Operations

El Valle and Carlés Mines

Exploration History

Workings of the Roman era trace the length of the Rio Narcea gold belt, which hosts the El Valle and Carlés mines. Some of the larger Roman workings include pits at these mines. The El Valle and Boinás Roman pits occur at both ends of the El Valle gold deposit and mineralized outcrops exposed in the pit walls were important in the discovery of the deposit. Just north of the village of El Valle, the Romans moved approximately 400,000 cubic metres of material. One kilometre to the southwest, near the village of Boinás, the volume of moved material is estimated at 700,000 cubic metres.

Although minor amounts of gold continued to be extracted from the region through simple panning methods, little is known about the history of metal mining in the Rio Narcea belt from the time the Romans abandoned the area near the end of the second century until the 19th century. Some of the earliest of modern mining interest in the belt is documented in public records as permits granted for iron exploration in the late 1800s. At the end of the 19th century and beginning of the 20th century, small copper mines were exploited at Carlés, Boinás and El Valle. During World War II, arsenopyrite was mined near Carlés.

Modern exploration of the Rio Narcea gold belt began in the 1970s by Spanish subsidiaries of multinational mining companies. In 1971 and 1972, while exploring the Salave gold deposit 60 kilometres to the northwest near the coastal village of Tapia, Gold Fields Española, S.A. (“Gold Fields”) conducted preliminary reconnaissance of the area near Salas and mapped the Carlés skarn. Gold Fields work included soil and outcrop sampling, geochemical analyses and a surface magnometre survey. Boliden Minerals A.B. (“Boliden”) came to the Rio Narcea belt through the Salave route in 1981. Focusing on the La Ortosa granodiorite, just south of Salas, Boliden conducted detailed geological mapping, and soil geochemical and geophysical surveys on a 600 metre by 500 metre grid prior to completing a seven hole, 1,085 metres, core drilling program on the La Ortosa intrusive. Boliden was followed by Exploraciones Mineras del Cantábrico S.A. (“EMC”) in 1985. EMC continued exploration in the area and drilled an additional three core holes for a total of 624 metres at La Ortosa and one hole to a depth of 346 metres at the Godán prospect.

Anglo American Company (“Anglo”) initiated the first systematic program of gold exploration in Rio Narcea gold belt in 1985. Focusing on skarn-related gold mineralization, Anglo concentrated their initial work in the vicinity of the Carlés intrusive while conducting exploration along the belt. The first phase of exploration at Carlés included 1:6,000 and 1:25,000 scale aerial photography, photo geologic and outcrop mapping at a scale of 1:1,000, collection and geochemical analysis of 253 outcrop samples and 240 soil samples, completion of 1,292 metres of percussion drilling in 25 holes and 13,147 metres of core drilling in 58 holes with mineralized intercepts assayed for gold, silver, copper and arsenic. Anglo's work also included geotechnical (Rock Quality Designation-RQD) studies and preliminary bench metallurgical test work.

By the end of 1990, Anglo, through a joint venture with Hullas del Coto Cortés, S.A. (“HCC”), had developed 910 metres of decline for access to +70, +40 and +18 levels, 200 metres of ore drives and 80 metres of raises at Carlés. The underground sampling work included the collection of 600 panel samples, 189 channel samples and 140 muck pile samples to determine the extent and continuity of the skarn mineralization in the deposit. A total of 90 samples weighing 36 tonnes were sent to Anglo American Research Laboratories in Johannesburg, South Africa, for a large-scale metallurgical test work. The underground drilling program included a total of 6,012 metres in 108 core holes. A feasibility study completed by Anglo in 1991 concluded that Carlés was technically feasible.

Along with its work on the Carlés project, Anglo expanded the exploration program in the Rio Narcea gold belt. During the Carlés exploration and predevelopment programs, Anglo and the Anglo/HCC joint venture mapped, at a 1:1000 scale, several of the Roman pits on the belt, collected 858 samples for analysis, conducted magnometre and soil geochemical surveys at the El Valle deposit and Godán prospect, and initiated the first exploration drilling program to test these areas. By 1991, the joint venture had completed a total of 8,932 metres of core drilling in 43 holes including 4,555 metres in 26 holes at Boinás East (part of the El Valle mine), 3,474 metres in 13 core holes at El Valle and 903 metres in four core holes at the Godán prospect.

Drawn by the work done by Anglo and HCC, Concord Services Inc. (“Concord”) a mining company from Denver, Colorado, U.S.A. established the wholly-owned Spanish subsidiary Concord Minera Asturiana (“CMA”) in April 1992 and joined Anglo and HCC to continue work on the project as operator for the joint venture. CMA began exploratory drilling on the Rio Narcea gold belt in January 1993 after the completion of detailed geological mapping between La Brueva and Boinás and trenching programs at the prospects of Santa Marina, Villaverde and La Brueva. By August 1993, CMA had completed the first round of drilling at El Valle and defined a zone of high-grade gold mineralization in the West Breccia over a strike length of 250 metres. At this time, CMA and HCC acquired Anglo's remaining interest in the joint venture and formed Rio Narcea, A.I.E., a company registered in Spain, to hold their interest in the properties and continue exploration on the Rio Narcea gold belt.

By the time of the Company’s public listing in July of 1994, Rio Narcea A.I.E. and the precursor CMA/Anglo/HCC joint venture had completed an additional 9,727 metres of drilling in 50 holes on the Rio Narcea gold belt. The exploration program included 7,090 metres in 32 holes in the El Valle deposit, 371 metres in 3 holes at the Pontigo prospect, 577 metres in 3 holes at the Villaverde prospect, 541 metres in 4 holes at the Antoñana prospect, and 1,148 metres in 8 holes at the La Brueva prospect. Following its public listing, the Company commenced an advanced exploration drilling program at the El Valle deposit (now considered to include Boinás) while continuing exploratory drilling for additional deposits along the belt.

The Company expanded its exploration drilling program through the remainder of 1994 and 1995 on the Rio Narcea gold belt to advance the delineation of mineralization at El Valle while continuing to test targets at the Villaverde, Antoñana, Millara and La Brueva prospects. In August 1995, infill drilling commenced in the West El Valle zone. Metallurgical, hydrological, geotechnical and sterilization drilling was completed on the El Valle deposit in the second quarter of 1996 with infill drilling continuing into the third quarter to delineate yet another zone of copper and gold mineralization referred to as the Black Skarn below the planned Boinás East open pit. Infill drilling for the feasibility study was completed in the West Breccia zone, the Boinás West zone and within the planned open pit of the Boinás East zone at the end of August 1996. The feasibility study on the El Valle project was completed in October 1996 by MinCorp Engineers & Constructors, a division of MinCorp Ltd. (“MinCorp”), based in Denver, Colorado. Infill drilling was initiated later in the year at Carlés, completing an additional 16,283 metres in 96 holes. By the end of 1997, drill spacing on the Carlés deposit was closed to approximately 25 metres to a depth of 100 metres below surface and a spacing of 50 metres to a depth of approximately 200 metres below surface. Contemporaneous with this program, mineralization in the form of a gold skarn was identified at the Godán prospect where an additional 5,656 metres were drilled in 17 holes prior to the end of 1998.

El Valle Mine

Location

Most of the Company's resources have been devoted to the evaluation, development and construction of a mine and production plant at the El Valle gold deposit located within the municipality of Belmonte de Miranda. The El Valle Mine is about 40 kilometres southwest of Oviedo, Spain. The mine area is located along the west flank of the Sierra de Begega mountain range. Access is by paved roads from many directions and internally by a series of improved dirt roads. The Company has acquired all land necessary for mining operations at El Valle.

El Valle Mine location map

Map removed for EDGAR filing.  Please see attached pdf exhibit.

Geology

Gold mineralization at El Valle was initially deposited as copper-gold skarns near the margins of intrusive igneous rocks that where in contact with limestone or dolomite. After extensive erosion, a northeast-trending fracture zone provided conduits for the subsequent emplacement of igneous dikes and related hydrothermal alteration that crosscut the skarn. The later events produced gold mineralized quartz veins, clays and jasperoid breccias.

As at December 31, 2004, the El Valle deposit has been defined by 170,042 metres of drilling in 1,009 holes. The geometry of the gold mineralized zones reflects the various phases of mineralization that constitute the deposit. Along the intrusive contact, the shape is strongly influenced by the lens-like geometry of the igneous body where skarn mineralization is dominant. Where the orebody consists of gold mineralization from the epithermal overprint, the zones have larger bulk dimensions and are parallel to the northeast trending fracture system. The mineralizing events at El Valle have resulted in a mineralized system that has more geometric complexity than many sedimentary hosted epithermal deposits, but a simpler geometry than is usually associated with skarn deposits.

Mineral Reserves

The Company's December 31, 2004 mineral reserves estimate for the El Valle Mine is 149,000 ounces of gold, including 47,000 ounces of gold in stockpiled ore, The mineral reserves include 10,436 tonnes (24.9 million pounds) of copper, including 836 tonnes (1.8 million pounds) of copper in stockpiled ore.

El Valle Mine – Mineral Reserves1
(as at December 31, 2004)

Category		Tonnes (000s)	Au Grade (g/t)	Contained Ounces Au (000s)	Cu Grade (%)	Contained Tonnes Cu
Mineral Reserves
El Valle Underground	Proven	445	3.72	53	1.00	4,175
	Probable	278	5.50	49	1.28	2,965
	Total	723	4.40	102	1.10	7,140

Note:

(1)

Gold Price: $400/ounce, a copper price of $2800/tonne and an exchange rate of $1.23/€

El Valle Mine – Mineral Reserves1
(as at December 31, 2003)

Category		Tonnes (000s)	Au Grade (g/t)	Contained Ounces Au (000s)	Cu Grade (%)	Contained Tonnes Cu
Mineral Reserves
El Valle Open Pit	Proven	491	5.50	87
	Probable	110	6.13	22
	Total	601	5.62	109

El Valle Underground	Proven	506	3.94	64	1.19	6,011
	Probable	352	4.10	46	1.36	4,770
	Total	858	4.00	110	1.26	10,781

Note:

(1) Gold Price: $325/ounce and exchange rate of $1.00/€

Mining

In 2004, the mine made the transition from an open pit to an underground operation. Open pit mining was completed in August 2004, and the Company is now implementing a plan for the pit to be used as the future tailings containment area. Underground mine production reached 8,000 tonnes per month during the fourth quarter of 2004, with 20,000 tonnes per month expected for 2005.

In December 2004, a revised mine plan for the El Valle and Carlés mines was developed, and is currently being optimized. A significant increase in the mining costs is expected due to the lower mining rate because of the difficult ground conditions at the Boinás East zone of the El Valle mine, coupled with the ore being lower grade. The Company evaluated for impairment the book value of the El Valle mine, the Carlés mine and the El Valle plant, which processes ore from both the El Valle and Carlés mines, and based on the current reserves and operating costs, determined that a write-down of $28.4 million was appropriate. The calculation of the write-down was based on a carrying value of the assets of $39.8 million before the write-down, and also on the following estimates and assumptions: a) mines life of three years for production of a total of 224,000 ounces of gold, which corresponds to the proven and probable reserves existing as at December 31, 2004; no resources have been considered to be converted to reserves; b) gold price of $410 per ounce and exchange rate of $1.35/Euro for years 2005 to 2007; and c) residual value of the assets, inclusive of the El Valle plant, some plots of land and the value of the mineral rights beyond proven and probable reserves, of $1.7 million (refer to note 7 to the 2004 Financial Statements incorporated by reference herein and available on www.sedar.com).

Metallurgy

Metallurgically, the El Valle ore is relatively complex being a copper-gold ore from both oxidized and primary sulfide environments exhibiting not only variability with respect to gold and copper provenance but also in physical terms i.e. grindability. The copper in the oxidized zones is mainly native copper, recoverable by gravity concentration as well as froth flotation, whereas the sulfide zones contain copper mainly as chalcopyrite, recoverable by flotation only. Gold is substantially liberated but with relatively fine grain sizes. The metallurgical flow sheet therefore requires gravity concentration for gold and native copper recovery, and froth flotation for copper recovery to achieve low enough residual copper levels for feeding a conventional cyanide gold leaching circuit. A feature of the underground ores is the copper grades of >1% with much lower level of impurities.

Processing Plant

The processing plant at El Valle, constructed and designed by Fluor Daniel-Signet, was designed in accordance with the metallurgy described above to process 600,000 tonnes of ore per year to produce doré and copper gravity and flotation concentrates. The plant was designed to permit expansion of capacity to 750,000 tonnes per year. At present, a rate of almost 700,000 tonnes per year has been achieved. Although the quantities of doré and concentrate may fluctuate depending on the source of the ore being processed, the distribution of gold produced in 2004 was 66% and 34% of doré and copper concentrate, respectively, with a significantly higher deportment to doré than expected. A similar distribution is expected in 2005.

Following the success of the expansion to the gravity circuit in 1999, a further expansion took place in the last half of 2000 involving an additional Knelson Concentrator and more spirals, together with improvements to the shaking table circuit. As a result, the recovery of gold to high-grade gravity concentrates with superior smelting terms has been significantly increased. In anticipation of higher copper levels in the open pit ore feed, further plant modifications were made in 2001 to increase the capacity and the flexibility of the flotation circuit to maximize recovery ahead of carbon in leach (CIL) and improve concentrate grades. A further expansion of the copper flotation and filtration capacity took place during late 2003 in order to process the much higher copper grades from underground and produce bulk clean flotation concentrates.

The Company designed, installed and commissioned a new leaching plant for high-grade gravity concentrates in the third quarter of 2002. The new circuit successfully passed more gold into high-paying bullion while also rejecting penalty elements like arsenic, thus improving the overall net smelter returns on the products. This circuit continued to operate successfully during 2003 and 2004.

Permits

The Company has all the necessary permits required for mining operations at El Valle. By the resolution dated August 23, 1996, the Asturian mining and environmental authorities approved the final production, reclamation and environmental impact plans for the El Valle deposit. The permits included plans for three open pits, a treatment plant, waste dump and all necessary facilities for the project.

Production Forecast

For 2005, gold production from Rio Narcea’s existing operations is expected to be approximately 70,000 ounces at a cash cost of $385 per ounce. Additionally, under the milling agreement with Nalunaq, Rio Narcea is expected to process 120,000 tonnes of the Nalunaq ore during 2005.

Contracts for Sale of Products

The Company sells three types of products: high-grade gravity gold concentrates, low- to medium-grade copper concentrates and gold doré. The first is sold to refineries in Belgium and Mexico through long-term and spot contracts. The second, produced by gravity and flotation, is sold to smelters in Canada through long-term contracts revised each year. In the past, low- to medium-grade copper concentrates have also been sold to other locations in Europe and Japan. The bullion is sold to refineries in Switzerland and United Kingdom.

Environment

The Company's priority is to minimize the impact of its operations through application of its Environmental Monitoring Plan, which exceeds the requirements necessary to comply with local, regional and national regulations.

Both surface and ground waters are valuable resources. Protection of their quality is a priority for the Company as it strives to prevent any negative impact by its mining activities. Its operations are designed with a zero-discharge water recovery system. Air quality standards are continually monitored and controlled to minimize their impact on adjacent villages and communities.

The Company has conducted ongoing re-contouring, soil replacement, seeding and planting activities since 1997. The overall goal of the Company's reclamation activities is to restore the land to its natural ecosystem and return to the community a superior environment for their traditional agricultural and cattle grazing uses.

El Valle Exploration Potential

As at year-end, over  5.6  kilometres of ramps and drifts and 690  metres of ventilation raises had been developed under the Boinas East and El Valle pits, both situated at the El Valle operation. This development provided a platform to conduct an  underground drilling program that consisted of 6,700 meters in 118 holes within the Monica zone below the Boinas East pit, to close the drill hole spacing from 25 meters by 12.5 meters to 12.5 by 12.5 meters and extend the known mineralization to the east.  Approximately 4,500 meters of drilling in 14 holes were dedicated to definition of the North Black Skarn zone south of the El Valle pit and 5,200 meters drilled in 41 to define reserves in the Charnela South zone.  Approximately 7,000 meters of underground drilling are planned for reserve definition at El Valle in 2005.

Carlés Mine

The Carlés Mine is located ten kilometres north of the El Valle Mine on the Rio Narcea gold belt. The Company commenced mining operations at Carlés in the fall of 2000.

Carlés Mine location map

Map removed for EDGAR filing.  Please see attached pdf exhibit.

The Carlés gold deposit is defined by approximately 43,962 metres of core drilling in 444 holes and includes 3.7 kilometres of underground decline and strike drives and 200 metres of ventilation shafts for future underground production. Gold mineralization is associated with copper sulfide-magnetite bands found in garnet and pyroxene skarn that is metallurgically distinct from the oxide gold mineralization found at El Valle, but quite similar to the sulfide skarn mineralization.

From 1986 to 1991, Durandel (a wholly-owned subsidiary of Anglo) and HCC carried out 20,732 metres of core drilling in a total of 193 holes and completed 1.5 kilometres of underground decline and strike drives at the Carlés deposit. A positive feasibility study for mining the Carlés deposit was completed in February 1991. However, Concord Minera Asturiana, S.A. (“CMA”), a company controlled by Benton and part of the Concord group of companies (“Concord”), concluded that approximately two-thirds of the investigated zone required additional drilling to prove continuity of the mineralized envelope. During 1997, Rio Narcea completed an infill drilling program comprising 16,300 metres in 134 holes, focusing on near-surface mineralization of the North zone, to confirm the Anglo findings and to establish continuity in the ore zones. The average drill spacing for the various categories of reserve and mineralization is discussed in the “Drilling and Sampling Procedures” section.  The Company also provides the following additional disclosure with respect to the Carlés deposit: Because of the multiple gold host rock types, gold interpolation distances for proven reserves ranged from 7 to 11 metres along strike, 5.6 to 10 metres up and down dip, and 1.4 to 2.2 metres perpendicular to strike. Probable reserves distances ranged from 20 to 25 metres along strike, 20 metres up and down dip, and 4.4 to 5 metres perpendicular to strike. In all cases, interpolation was restricted by a hard geological boundary.  Dilution resulting from averaging the original 1x1x1 model blocks into the SMU of 3x3x4 resulted in ore losses of 14% in the north orebody with a dilution of 10%, and ore losses for the east orebody at 8% with a dilution of 6%. The reserve figures reflect that dilution. The in place copper grade of the reserve is .57%. Copper interpolation distances were very similar, but slightly larger than for gold. Copper recoveries are planned at 92%, based upon bulk metallurgical testing completed by Anglo American during their feasibility study concluded in 1991. The resulting copper concentrate to be produced is expected to contain 30% copper, based upon the Anglo study and upon Rio Narcea's experience at skarn processing.

Development of the Carlés deposit began in 1998 with construction of a by-pass for the highway to provide area for access for mining and surface infrastructures. In 1999, the Company continued development work of the Carlés project by advancing permitting and the purchase of surface rights. In July 2000, the Company obtained final approval and all necessary permits for the commencement of mining operations.  Open pit production from the Carlés deposit commenced in the fall of 2000 and was completed in the spring of 2004. Underground mining began in August 2003 using the sublevel open stoping method due to excellent ground conditions.

The Carlés mine accounted for approximately 12% of the total production in 2004. The Company started underground mining at Carlés East in mid-2003. Open pit production at Carlés was completed in May 2004. Underground mine production reached 11,000 tonnes per month during the fourth quarter of 2004, and is planned to increase to 16,000 tonnes per month during 2005. Proven and probable underground reserves at year end 2004 amounted to 75,000 ounces of gold and 7.3 million pounds of copper (103,700 ounces of gold and 9.4 million pounds of copper as at December 31, 2003).

During 2005, a program of approximately 4,000 meters of underground infill drilling is planned for the Carlés North and East zones.

Carlés Mine – Mineral Reserves 1
(as at December 31, 2004)

Category		Tonnes (000s)	Au Grade (g/t)	Contained Ounces Au (000s)	Cu Grade (%)	Contained Tonnes Cu
Mineral Reserves
Carlés Underground	Proven	106	4.49	15	0.68	721
	Probable	423	4.30	59	0.60	2,575
	Total	534	4.34	75	0.62	3,296

Note:

(1)

Gold price of $400/ounce, a copper price of $2800/tonne and an exchange rate of $1.23/€.

Carlés Mine – Mineral Reserves 1
(as at December 31, 2003)

Category		Tonnes (000s)	Au Grade (g/t)	Contained Ounces Au (000s)	Cu Grade (%)	Contained Tonnes Cu
Mineral Reserves
Carlés Open Pit	Proven	52	4.08	7
	Probable	7	4.37	1
	Total	59	4.12	8

Carlés Underground	Proven	196	4.76	30	0.73	1,436
	Probable	493	4.16	66	0.57	2,822
	Total	689	4.33	96	0.62	4,258

Note:

(1)

Gold Price: $325/ounce and exchange rate of $1.00/€

Annual production by mine for the years 2004, 2003 and 2002 is as follows:

	2004	2003	2002
El Valle Mine
Ore (tonnes)	508,940	648,249	635,658
Average grade (g/t)	6.8	8.1	8.3
Recovery (%)	94.7	94.1	94.4
Gold production (ounces)	104,744	159,768	160,129

Carlés Mine
Ore (tonnes)	97,773	113,382	117,753
Average grade (g/t)	4.51	4.2	4.8
Recovery (%)	97.6	94.1	94.4
Gold production (ounces)	13,836	14,407	17,096

Gold Development Projects

Salave Gold Project

On October 28, 2003, the Company, through its wholly-owned subsidiary Naraval, acquired 85% of the issued and outstanding common shares of EMC, Spanish exploration company having mineral rights in the Salave gold deposit located in northern Spain, for approximately $5.8 million. Of the purchase price, $1.5 million was satisfied by the issuance of 600,276 Common Shares and the remaining $4.3 million was paid in cash.

The mineral rights at Salave were leased by EMC to a third party for an undefined period of time. On March 9, 2004, the Company entered into a termination agreement with the lessee of the mineral rights. As consideration for the cancellation of the lease agreement, the Company paid $5 million in cash and granted 2 million Warrants, having a fair value of $1 million, which are exercisable at a price of Cdn$5.00 per common share until September 12, 2008. The Company will make additional payments of $5 million upon fulfillment of each of the following milestones: (i) granting of the construction permit; (ii) commencement of commercial production; (iii) achieving production of 200,000 ounces of gold; (iv) achieving production of a cumulative 400,000 ounces of gold; and (v) achieving production of a cumulative 800,000 ounces of gold. In addition, the Company will have to pay a royalty of 5% on gold produced and sold in excess of 800,000 ounces subject to a deduction of $200 per ounce, and on all other metals from the date of commencement of commercial production. The Company has the right to buy back 50% of the 5% royalty for $5 million.

On March 30, 2004 and October 29, 2004, EMC completed two equity financings for an aggregate of € 7.9 million (approximately $10.7 million). The non-controlling shareholders did not participate in the two equity financings, resulting in a dilution of their interest in EMC. As a result, the participation of the Company in EMC has increased to 93.7%.

Property Description and Location

The Salave gold project is located approximately one kilometre east of the village of Tapia de Casariego, Asturias, Spain. The population of Tapia is about 5,000, and the village is situated on Spanish national highway N634 in northwestern Spain. Primary industries supporting the village of Tapia are fishing, farming, forestry and tourism.

The Salave gold project consist of five mineral concessions covering a total area of 433 ha. The mineral concessions set out in the table below are in good standing.  Annual land holding costs are minimal (904 Euro) and no State royalties exist on the project.

Salave Project Concessions
Concession Name	Registration Number	Area (ha)	Date Granted	Expiration Date
Salave	25380	67.98	April 18, 1945	October 10, 2015
Dos Amigos	24371	41.99	September 10,1941	October 10, 2015
Figueras	29500	212.02	January 25,1977	January 25, 2007 (Extension requested)
Ampliacion de Figueras	29969	10.99	November 9, 1988	September 11, 2018
Segunda Ampliacion de Figueras	29820	100.04	September 16,1981	September 16, 2011
Total		433.02

To date, preliminary environmental impact, archaeological, hydrologic and geotechnical studies have been completed, both by the current and previous operators of the project. Prior to actual development, full studies along with a plan of operations and site reclamation will be completed and filed with appropriate authorities. Included in the authorizations needed for exploitation, are urban reclassification and a special authorization from the Provincial Government of Asturias to allow mine development within the current 500 metre buffer zone around the coastline. No development is allowed within 100 metre of the coastline.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Salave project is by paved roads from Oviedo, the capital of Asturias, northwestern Spain. Logistical support, in terms of power and telephone lines, is available at Tapia, which is linked to the Asturias power grid. Water is available from wells near the project and from the Porcia River east of the project. Infrastructure is excellent for mining activities since the area has a long history of coal mining. Infrastructure for mining equipment and personnel also are available at Rio Narcea’s El Valle gold mine, some 100 kilometres east of Tapia. A high voltage power line and a rail line transect the project area, and shipping facilities are available at the port of Ribadeo, some 10 kilometres west of Tapia, within the Province of Galicia.

The Salave project lies in an area north of a typical alpine forest, with moderate to rugged topographic relief characterized by narrow valleys and alpine meadows on high hills.  The land around Salave is used for agriculture and forestry. The high rainfall, humidity and mild temperatures favour a vigorous growth of vegetation. Wildlife in the area includes deer, rabbits, various migratory birds and various species of fish.

The area of the Salave project has a moderate Mediterranean-type climate with an average daily temperature of about 20 degrees Celsius  in the summer and around 15 degrees Celsius in the winter.  Annual rainfall averages 1,195 millimetres and is common during the months of May and June. Snowfall is rare along the coast but is more frequent to the south at high elevations.

Year round flow in the Rio Porcia river, 2.5 kilometres to the east of the Salave project, is expected to yield sufficient domestic and industrial water for the project, assuming a usage of about 8,000 cubic metres per day.

The water table lies about 15 metres below the surface at Salave and will have to be considered in relation to the pit stability.  The surface terrain is not likely to cause problems in the design and emplacement of foundations for buildings and heavy equipment. In terms of seismic activity the area is considered to be stable.

Exploration History

The Salave project and other areas in Asturias have a long history of gold mining dating back to the First Century. Gold was first discovered about 2,000 years ago when the Romans mined some 6 million tonnes of oxidized near surface material to depths averaging 30 metres in the vicinity of Los Lagos, those parts of the ancient Roman open pit which are covered by water.  Processing of the ore included gravity concentration of the gold by transporting the loose oxidized material along several large and adjacent sluice channels. Outcropping mineralization attracted minor attention during World War II, when an attempt was made to mine molybdenum. Salave has since been examined by a number of gold mining companies, including: IMEBESA (1970-1971), Rio Tinto Patiño (1972), Gold Fields (1975-1976), Anglo American Corporation of South Africa (“Anglo”) through its subsidiary Charter Exploraciones S.A. (1980-1988), Oromet Joint Venture between Glamis Gold Inc. and Biomet Technology Inc. (1988-1989), Empresa Minera Newmont Inc. y Compaňia, S.C., a subsidiary of Newmont Inc. (“Newmont”) (1991), EMC (1992) and, more recently San Diego Gold Minery, S.A. (“Lyndex”).

Geology and Mineralization

The Salave gold deposit is located within the West Asturian-Leonese Zone (WALZ), in the northwestern portion of the Hercynian Iberian massif. The WALZ represents the transition between the foreland areas (Cantabrian zone) situated to the east, and the more internal zones to the west (Central Iberian zone), of the Hercynian orogenic belt in the northwestern part of the Iberian peninsula.

The WALZ contains a thick and nearly continuous series of cambro-ordovician siliciclastic rocks (about 11,000 metres) which have undergone intense deformation. The Hercynian orogeny compressional tectonics formed the easterly directed overturned and recumbent folds. Major thrust faults, such as the Mondoñedo thrust also formed as a result. The late to post-Hercynian intrusive, such as the Salave granodiorite, was likely channelled by these crustal scale thrusts. The morphology of the coastline near Salave is controlled by northeast trending and moderately to steeply northwest dipping, upright to isoclinally folded metasedimentary rocks. Northwest trending faults also have acted as secondary control to the coastline morphology.

The igneous rocks in the Salave area are directly related to the mineralization and comprise several stocks and dikes. These rocks range in composition from gabbro to granodiorite.

The Salave mineral concessions cover part of a granodiorite body, which is only a small part of the Porcia intrusive complex (PIC). The granodiorite outcrops towards the west end of the complex, which extends about four kilometres, from the Rio Porcia river to Represas playa, just east of Tapia. To the south, the complex is covered by thin Quaternary alluvium. West of the Mondoñedo thrust, the area is underlain by quartzite, sandstone, argillite and shale of the cambro-ordovician Los Cabos series. Near the PIC, the clastic sedimentary rocks have been subjected to amphibolite grade contact metamorphism, with associated sulphide alteration in a metamorphic aureole.

The Salave gold deposit is hosted mainly by the Salave granodiorite, at its western boundary, close to the contact with the Los Cabos formation. The deposit contains gold mineralization along numerous north to northwest trending and gently west dipping irregular lenses. In places they may be subhorizontal. In other places they are affected by a set of north trending structures and define a complex network, within a northeast trending and, at least 350 metre wide shear zone. Gold mineralization is also present within the Los Cabos metasedimentary rocks.

Gold mineralization at Salave is related to hydrothermal alteration of the host granodiorite. In particular, the highest gold grades are associated with intense albititesericite-carbonate alteration with fine-grained arsenopyrite, commonly disseminated as fine needles. Other sulphide minerals, such as pyrite and stibnite are also present in the deposit. Destruction of the original texture is a major feature of the most intensively altered and mineralized granodiorite. Quartz veins, although present, do not contain the gold-arsenopyrite assemblage, and the quartz-carbonate molybdenite bearing veins, which are present in the deposit, do not contain gold.

Drilling

By year end 2004, approximately 48,390  metres have been drilled in 241 holes on the property. In addition to the drilling, several programs of geological mapping and geochemical and geophysical surveys have attempted to characterize near-surface mineralization for exploration applications elsewhere in the region.

Technical work was initiated on the Salave project in May 2004 by compiling previous exploration and drilling information into a single database and commencing a 15,500 meter infill drilling campaign for a bankable feasibility study.  The program is reducing the distance between drill holes to approximately 25 meters.  The drilling campaign has extended the high grade Mirayos zone to the northwest and increased the average grade of the Lagos zone in the south central sector of the deposit. Drilling and data form the final holes of the program are anticipated early in the second quarter of 2005. The initial drill holes were planned to provide samples of mineralized material for metallurgical testwork. A scoping study for the refractory ore metallurgical treatment was awarded to Ausenco Ltd. of Australia., The Company plans to undertake a full feasibility study and initiate the process for the permitting of the Salave gold project in 2005.

Sampling and Analysis and Security of Samples

Core logging and sampling is done at a warehouse within the town of Tapia.  Prior to logging, the core is photographed with a digital camera (a copy is placed on the computer and a copy is archived onto compact disc), the core is logged for its geotechnical properties, and density measurements are taken.  Lithologic core logging is then done by recording geological data on specifically designed logging forms.  These include graphic log, data on lithology, structural features, alteration, veining and mineralization.

Quality control/quality assurance measures undertaken by Rio Narcea for the Salave drill holes include an on-going recheck program at an independent laboratory, combined with monitoring of the El Valle mine assay lab by close monitoring of the assay results from standards, blanks and re-assaying of original pulps.

Resources

Hrayr Agnerian of Roscoe Postle Associates Inc. (“RPA”) who is an independent “Qualified Person” as that term is defined in National Instrument 43-101 prepared the mineral resource estimate using the same drill hole database that Newmont had used for its 1991 mineral resource estimate and the assay database from holes RN-02 to RN-14, RN-16 and RN-17 of the current diamond drilling program being conducted by the Company. The drill hole database contains different databases from various companies who have operated the Salave project in the past. Consequently, the distribution of the gold grades and the average grades of the gold assays are different. Nevertheless, RPA considered the current database as one population for this resource estimate.

The Salave mineral resource estimate was prepared using a block modelling approach, whereby grades were interpolated into a block model by ordinary kriging. First, the gold deposit was interpreted on drill sections into seventeen mineralized lenses. Gemcom software was used to construct 3D solids of the lenses and grades were interpolated into blocks in each 3D solid using only the 3 metre drill hole assay composites located within the solid. The search strategy used a search ellipse with long axes oriented along the strike and dip of the lenses and short axis across the dip. A minimum of one and a maximum of 10 composites was required for interpolation, with a maximum of 10 for any drill hole.

The mineral resource has been estimated using a cut-off grade based on the approximate average gold price, production cost and expected recovery in the resource model. RPA has used the gold recovery factors as reported in a recent scoping study on alternative concentrate pressure oxidation techniques and the subsequent cyanidation of the Salave mineralized material by Rio Narcea and considered operating costs as estimated by Rio Narcea for an open pit mine at Salave.

The mineral resource estimate is classified into measured, indicated and inferred categories. Measured mineral resources include the volume of mineralized rock mostly within the detailed drill area by Oromet, where the drill hole spacing is about 12.5 metres, and extending to about 30 metres below the surface. These are estimated to be in the order of 354,000 tonnes at an average grade of 2.70 g/t of gold. The indicated mineral resources extend from the surface to a maximum depth of about 350 metres where spacing of drill holes is in the order of 40 metres or less. This distance is about equal to the length of the along-strike and down-dip variogram range for gold.  indicated mineral resources are also assigned to parts of mineral lenses where drill hole spacing is in the order of 40 metres and continuity appears to be reasonably well established, and classification as indicated mineral resource is considered to be justified. Some 80% of the total mineral resources are considered to be indicated mineral resources. These are estimated to be in the order of 15 million tonnes at an average grade of 3.00 g/t of gold. Almost all of the indicated mineral resources are situated in the western part of the deposit, from the surface to about 200 metres below the surface.

Mineral resources are listed below at a nominal cut-off grade of 1 g/t of gold. There are areas of higher grade mineralization within this overall mineral resource.

Resources	Tonnes	Gold g/t (cut)	Gold g/t (uncut)
Measured	354,100	2.70	2.70
Indicated	14,841,000	3.00	3.09
Measured + Indicated	15,195.000	2.99	2.99
Inferred	2,813,000	2.47	2.53

Exploration Potential

The Salave Project is an advanced stage exploration property that contains significant zones of gold mineralization in a set of north to northwest trending and gently west dipping lenses. Mineralization is predominant in the Salave granodiorite, but narrow zones of gold mineralization are also present in the overlying metasedimentary rocks. At least 17 mineralized zones are interpreted to be present. The mineralized zones need further drill testing by inclined drill holes, since most of the previous drilling was done by vertical drill holes. This additional diamond drilling will better outline the mineralized zones and may intersect another set of mineralized structures, which are interpreted to be trending northwards and steeply dipping, in preparation for detailed mine design and feasibility studies.

Results of diamond drilling completed to date indicate that the trend of high grade intersections continues at depth and is oriented to the north. Further drilling is recommended to test the extensions of the high-grade zones beyond and west of the current drilling. Due to the morphology of the extensions of the highgrade zones, additional resources at depth may not be mined by open pit methods.

Corcoesto Project

The Corcoesto project is near the coast of Galicia in northwest Spain where numerous gold occurrences and Roman workings form an arcuate belt that extends 70 kilometres along the Malpica shear structure. The north to northeast trending structure dissects a metamorphic sequence of schist, gneiss and quartzite providing zones of weakness for a complex evolution of mineralizing events. Gold mineralization occurs in a well-developed system of sheeted quartz veins forming large silica-rich envelopes within altered metamorphic rocks.

In 1998, the Company expanded its property position to include the Corcoesto project in the western region of Galicia. This area contains ample evidence of ancient mining activity dating back to Roman time. Corcoesto contains more than 60 Roman workings. Attracted to the area in 1895, Sagasta Gold Mines Ltd. constructed, via a 70 metre main shaft, 3,000 metres of adits and produced 6.75 kilograms of gold from 12 quartz veins before selling the property in 1910 to the Aurifera Gallega Company. Rio Tinto Patiño acquired the property in 1972 and sold the project to Gold Fields in 1975 who continued exploration in the area with systematic surface channel sampling. Between 1983 and 1990, EMC and Rio Tinto Minera drilled 9,621 metres in 47 holes looking for higher grade structures at depth.

The Company acquired the Corcoesto property following detailed surface mapping and a review of previous exploration in the area. The study revealed that much of the previous exploration had focused on the potential of deeper high-grade structures, but the shallow mineralization was largely undefined.

From 1998 to 2004, the Company completed 16.3 kilometres of trenching and 19,200 metres of drilling in 223 holes at Corcoesto. Together with 11,747 metres drilled in 69 holes during previous programs, the work defined five zones of gold mineralization within an area of three square kilometres containing measured and indicated mineral resources of 357,000 ounces of gold in 7.7 million tonnes of material averaging 1.45 g/t. The inferred mineral resources are estimated at 79,000 ounces of gold in 1.6 million tonnes of material averaging 1.56 g/t.

In May 2002, the Company engaged Metallurgical Design and Management (Pty.) Ltd. (“MDM”) to initiate the feasibility study of this project. The Company completed a 12,000-metre infill drilling program at the Corcoesto heap leach gold project in May 2003 as part of the feasibility study. The program targeted shallow, low-grade mineralization for a possible heap leach operation. As part of the study, several metallurgical tests were conducted with fresh core collected from this infill drilling program. The Company received conflicting metallurgical test results on some of the core samples. Recoveries were considerably lower than indicated by previous metallurgical work. Additional independent testing confirmed the lower recoveries thus indicating marginal returns for the project.

While further metallurgical tests are being undertaken, drilling of the high-grade zones, which remain open at depth, was considered necessary to move the project forward. Each of eight deeper holes, testing gold mineralization between depths of 75 to 125 metres below the surface, encountered high-grade intercepts ranging from 2.4 metres averaging 8.4 g/t to 1.1 metres averaging 35.3 g/t. Development of the higher grades could justify alternate processing and improve project returns. The economics of the project could also be enhanced by defining additional tonnage and potentially selling the waste for the construction of a nearby port facility.   On March 1, 2005, the Company entered into an option agreement with Kinbauri Gold Corp. pursuant to which Kinbauri has the option to earn a 65% interest in the Corcoesto project by spending an aggregate of €4 million during the next five years.

Tasiast Project

Property Description and Location and Access

Rio Narcea holds the Tasiast project through TML, which holds six contiguous exploration permits (each a “PRM”) covering 5,994 square kilometres, and through TMLSA, which holds exploitation permit PE229 comprising 312 square kilometres.  Some of these PRMs were recently renewed, and are current to 2007, and another will require renewal in 2005. The Company can further renew some exploration permits, at which time conversion to a exploitation permit will be required, unless any special extension of the PRMs can be negotiated with the Mining Titles Unit (Unité du Cadastre Minier) of the government of Mauritania. Detailed information about the permits is provided in the table below.

Name	No.	Area Km2	Grant/Renewal	Duration	Expiry
El Gaicha(1)	PE 229	312	Granted Jan 04	30 years	15 Jan 34
Tasiast South	PRM 70	355	2nd Renewal Mar 04	3 years	18 Apr 07
Tasiast West	PRM 157	1,376	Renewal May 04	3 years	11 Jan 07
N’Daouas	PRM 96	1,478	2nd Renewal Dec 04	3 years	27 Jun 07
Khatt Atoui	PRM 104	1,500	Renewal Aug 02	3 years	28 Aug 05
Imkebdene	PRM 237	539	Granted April 04	3 years	23 Apr 07
Tmeiminchat	PRM 238	746	Granted May 04	3 years	23 May 07

Note:

(1)

El Gaicha, is the exploitation permit covering the Tasiast gold deposit and is owned by TMLSA.

The Tasiast project is located in northern Mauritania at approximately 15 degrees west and 20 degrees north, 300 kilometres north of the capital city of Nouakchott and 170 kilometres east-southeast of the port city of Nouâdhibou. The project area is situated 96 kilometres south of the Société Nationale Industrielle et Miniére de Mauritanie (‘‘SNIM’’) railway, close to the border with Western Sahara. Construction of a 480 kilometre paved highway linking Nouakchott and the port city of Nouâdhibou is largely completed. This highway has significantly reduced the travel time to the Tasiast project. There is an exploration camp, built by Newmont LaSource, at the Tasiast project with telephone and radio links to the Nouakchott office, the project also includes a gravel airstrip for light aircraft.

The topography of the Tasiast project area consists of flat, barren plains  primarily covered by sand dunes. Vegetation in the Tasiast project area is very sparse and consists primarily of grasses and acacia trees.  The climate is hot most of the year (maximum can exceed 45 degrees Celsius, minimum 10 to 15 degrees Celsius) with low rainfall and strong prevailing northeast.

Geological Setting

The Tasiast project is located within the Archean age Aouéouat greenstone belt, a 70 kilometre long by 15 kilometre wide north-south trending belt of mostly supracrustal rocks situated within the southwest sector of the Reguibat shield (or Dorsale Reguibat). The rocks to either side of the greenstone belt consist of granitoids and gneisses which are typical of such Archean terranes. This assemblage forms part of the Reguibat shield a geological subdivision of Mauritania, that comprises both Archean and Proterozoic basement rocks. The Reguibat shield forms part of the west African craton which is bounded on all sides by younger rocks.

The Tasiast project covers a 60 kilometre strike length of the Aouéouat greenstone belt. The Aouéouat greenstone belt is geologically similar to other Archean greenstone belts in the world, which are known to host major gold deposits. The Tasiast project area overlies four north-south trending greenstone belts. These are from east to west: N’Daouas greenstone belt; Aouéouat greenstone belt; Kneffissat greenstone belt; and Hadeïbt Agheyâne greenstone belt. All of the greenstone belts consist of amphibolite, amphibolite-garnet schist and mica schist. These “greenstone” belt rocks result from metamorphism of parent volcanic and intrusive successions (ultramafic volcanic rocks, gabbro, basalt, dacite) and volcano-sedimentary successions (lithic wacke, epiclastics, shale, and banded iron formation). However, the Aouéouat greenstone is the only one out of the four containing ferruginous (magnetite) quartzites.

Exploration History

Gold exploration in the Tasiast region was first undertaken in three regional exploration programs carried out between 1993 and 1996 by the Office Mauritanien de Recherches Géologiques (OMRG) and the Bureau de Recherches Géologiques et Minière (“BRGM”) as part of a European Development Fund project (“EDF Project”). Regional soil sampling and geological mapping programs that were carried out during this period identified numerous gold geochemical anomalies in the region, most notably in the Tasiast project area. Upon completion of the EDF Project, the areas explored within and around the Tasiast area were made available to third parties by the Mauritanian government. As a result, Normandy La Source Development SAS (“NLSD”) acquired the ground in 1996.

During the period 1996 to 2001, NLSD conducted an extensive five phase exploration program in the Tasiast project area. The exploration work conducted by NLSD included nearly 32,000 metres of RC drilling and over 3,300 metres of diamond core drilling. The program was managed and operated on a contractual basis by the BRGM, who provided the supervising chief geologist and other technical expertise as required.

Based on NLSD’s exploration work, two main areas of gold mineralization hosted in an north-south trending zone of sheared BIF in the Aouéouat greenstone belt were encountered within the Tasiast area: the East Branch and West Branch. The East Branch consists of three main mineralised zones over a strike length of 5.0 kilometre:  Piment Central; South Piment; North Piment.

Several resource estimations have been made during the life of the Tasiast project area. Past resource estimates have been conducted in-house by NLSD or by an independent consulting group, Ankobra Resource Services Limited . In 2000, NLSD commissioned Ankobra to prepare a preliminary resource estimation study of the Tasiast deposits. Ankobra carried out a resource estimation utilising the block modelling method using a 1.0g/t of gold cut-off grade for both the oxide and primary mineralisation zones. Ankobra, estimated a total gold resource at the Tasiast project of 31 Mt at 2.1g/t of gold for 2 million ounces of gold using a cut-off grade of 1g/t of gold. Of the estimated resource, 8.5Mt at 2.4 g/t of gold (650,000 ounces) occurs within 100.0 metres from the surface at the Piment Central Zone, with a further 6.9Mt at 1.9 g/t of gold (430,000 ounces) occurring within 50.0 metres of the surface outside the Piment Central Zone.

In 2003, Midas Gold plc (“Midas”) re-modelled Ankobra’s 2000 resource estimation for all te zones to make the estimate JORC compliant, to a depth of 100 metres below surface. . Using a 1.0 g/t of gold cut-off, Midas estimated a total indicated resource of 8.3 Mt at 2.3 g/t of gold for 611,000 ounces and a total inferred resource of 21 Mt at 1.8 g/t of gold for 1,176,000 ounces for all zones.

From March 1 to June 18, 2003, a total of 303 reverse circulation (“RC”) holes totalling 25,859 metres (cumulative 26,774 metres with RC pre-collars) was completed on the Piment Central Zone, South Piment Zone, North Piment Zone (southern extension) and North Piment Zone C-16 anomaly by Defiance. As well, from March 1 to May 25, 2003, a total of 29 core drill holes totalling 1,976.50 metres of core were completed on the Piment Central Zone, South Piment Zone, North Piment Zone (southern extension) by Defiance. The Defiance core drill program was designed to test the continuity, shape, thickness, dip and plunge of gold mineralization encountered in NLSD’s previous five RC and DDH drill phases. The goal of the RC and DDH drill program was to upgrade the previously published NLSD JORC Code – CIM standard resource estimation of the various gold mineralized zones from an inferred - indicated resource category to a JORC Code - CIM standard indicated measured category. In order to carry out the infill drilling, RC holes were drilled between old NLSD RC holes along drill fences at 25 metre spacing along the east-west fence. Defiance’s infill RC drill fences were set out at 25 metre spacing on either side of the NLSD drill  fences and the RC hole collars were drilled at 25 metre spacing along each drill fence. As for the core holes, they were drilled in areas where previous NLSD RC drill fences had no DDH coverage. The 2003 Defiance infill RC and DDH drill program has identified and delineated significant gold mineralization over the Piment area zone. The deposits in the East Branch of the Piment Zone at Tasiast are made up of epigenetic type, quartz-hosted gold mineralization and have been delineated over a strike length of about 4,000 metres and attain an average width of 25 metres that can reach up to 50 metres.

Permits

Six wholly-owned exploration permits and one wholly-owned exploitation permit comprise the Tasiast project. Newmont LaSource (then called NLSD) sold the Tasiast project as part of a larger disposal of its non-core assets pursuant to the Newmont Agreement. The consideration paid and to be paid by TML to Newmont LaSource aggregates $6.5 million, refer to “General Description of the Business – Title to Properties - Mauritania”.  In addition, TML has granted a 2% NSR royalty in favour of Newmont LaSource on production in excess of 600,000 ounces from the properties subject of the Newmont Agreement.

The exploration permits that are the subject of the Newmont Agreement have been transferred into the name of TML but are subject to a first pledge in favour of Newmont LaSource, which pledge will remain in place to secure the balance of the payments to Newmont LaSource for the purchase price and the royalty; provided that, it will be subordinated to a project finance lender for the Tasiast project. In January 2004, exploitation permit PE229 covering 312 square kilometres formerly included in the Tasiast project exploration permits, was granted by the Mauritanian government to TMLSA, a Mauritanian incorporated wholly-owned subsidiary of TML. TMLSA became a party to the Newmont Agreement and PE 229 was also made subject to the first pledge in favour of Newmont LaSource. The assets acquired from Newmont LaSource include all exploration data, field facilities and equipment, and office and residential facilities in the Mauritanian capital, Nouakchott.

Reserves and Resources

A feasibility study was completed by SNC-Lavalin Inc. under the supervision of Mr. Pierre Demers, a qualified person independent of Defiance under National Instrument 43-101. The full feasibility study was completed to assist Defiance in its assessment of the technical feasibility and financial viability of its project to establish a gold mine and concentrator at Tasiast. The total diluted open pit proven and probable reserves are contained within four open pits: Pit S1 (Piment South-South Extension), Pit S2 (Piment South-North Extension), Pit S3 (Piment Central), and Pit S4 (Piment North-South Extension). The reserves are summarized as follows:

Proven and Probable Mineral Reserves1
(@ $370 per ounce)

Pit	Proven		Probable		Proven and Probable			Waste:Ore Strip Ratio
	Tonnes	Grade (g/t Au)	Tonnes	Grade (g/t Au)	Tonnes	Grade (g/t Au)	Contained Gold (ounces)
S1	284,730	3.61	1,560,391	3.16	1,845,121	3.23	192,000	3.4
S2	4,204	2.51	530,405	2.90	534,609	2.90	50,000	7.9
S3	266,062	3.75	5,713,154	2.86	5,979,216	2.90	557,000	4.4
S4	63,012	4.52	586,382	4.12	649,394	4.16	87,000	8.9
Total	618,008	3.76	8,390,332	3.01	9,008,340	3.06	886,000	4.7

Note:

(1)

Mineral reserves were prepared by SNC-Lavalin Inc. under the supervision of Mr. Ab Kroon, a qualified person independent of Defiance under National Instrument 43-101. Data verification included quality assurance/quality control procedures put in place by Defiance, reviews by SNC-Lavalin Inc. of the drill hole information on geological sections prepared by A.C.A. Howe International Limited, representative sampling, the assaying of samples by SGS Lakefield Research Limited, and random sampling and testing of chips samples previously assayed by Analabs.

Resource Estimate Tasiast Gold Project (@ 1.0 g/t Au cut off)1,2

Resource Category	Tonnage (Mt)	Grade (g/t Au)	Gold Content (ounces)
Measured Oxide	0.35	4.20	47
Measured Primary	0.28	3.57	32
Indicated Oxide	3.84	2.89	357
Indicated Primary	7.60	3.07	750
Inferred Oxide	4.37	2.18	306
Inferred Primary	8.06	2.29	593
Total Measured + Indicated	12.07	3.06	1,185
Total Inferred	12.43	2.25	899

Notes:

(2)

Resource estimate was prepared by Eugene Puritch, Associate Mining Consultant of A.C.A. Howe International Limited under the supervision of Daniel C. Leroux, Associate Consulting Geologist of A.C.A. Howe International Limited who is a qualified person under National Instrument 43-101.

(3)

The resource estimate includes reserves.

Mine Plan

The mine is expected to process an average of 1.12 million tonnes of ore per year with accelerated production of the oxide ore in the first three years averaging approximately 1.22 million tonnes of ore per year. The project would produce an annual average of 110,000 ounces of gold in the first three years and average approximately 102,000 ounces per annum in subsequent years. During the pre-production phase, 983,000 tonnes of waste are to be excavated for crusher ramp and tailings dam construction, reducing the strip ratio of the pits during operations to 4.6:1.

Concentration is to be achieved by a conventional process consisting of single-stage crushing, SAG and ball mill wet grinding, gravity concentration, thickening, carbon-in-leach, gold recovery and cyanide destruction. Overall gold recovery is expected to be 95%. Total water requirements are anticipated to be approximately 4,000 cubic metres/day and will be supplied from a well field composed of 8 wells located approximately 60 kilometres west of the Tasiast project. The majority of the water for the concentrator and fire protection will be raw water (not potable) from the wells. However a reverse osmosis system will be used to produce the estimated requirement of 160 cubic metres/day of fresh water. Electricity at the site will be supplied by a group of five diesel-driven generator sets rated 1,820 kW/2,500 kVA.

Environmental

The environmental impact study concluded that no major negative environmental impact is anticipated at the Tasiast project. The location of all of the components of the project in an isolated desert area largely contributes to minimizing the environmental impacts.

Capital Cost

Total capital costs are expected to be approximately $48.4 million using a contractor for mining. Contract mining was determined to be more economical. Construction of the project is expected to take 18 months and construction labour will peak at 250 people. Once in operation, the Tasiast project will provide full-time employment for 235 people.

Gold Exploration Projects

Lugo

In December 2002, the Company entered into an agreement with Outokumpu Mining Sucursal España to acquire up to a 70% interest in the Lugo properties located in northern Spain according to a phased expenditures earn-in process.

Exploration on the Lugo project in 2004 included soil and rock chip sampling, trenching and a 3,000 metre drilling program. Although significant soil anomalies and trench intercepts were identified in the Chousa area, nearly all of the mineralized drill intercepts to date are near the surface and seem to show the influence of recent supergene enrichment and remobilization. Each of the three zones identified in the Chousa area are thought to represent the eroded remnants of thrust-hosted mineralized breccia. The mineralization identified is largely restricted to within 15 metres of the surface and appears to lack sufficient continuity along strike to justify additional gold exploration by the Company. In April 2004, the Company terminated its participation in the agreement, and it has no outstanding obligations in this regard.

Godán

The Godán deposit consists of a mineralized envelope of gold skarn located 2.5 kilometres northwest of the Carlés mine. A total of 1,994 metres drilled in nine holes by the Company in 1998 targeted the margins of the intrusive. The drilling program discovered a new zone of gold mineralization, referred to as Ortosa West, which ranges between 5 to 10 metres in thickness. The zone has an average grade of 11.0 g/t gold over 6.4 metres at a depth of approximately 250 metres. The skarn mineralization occurs at the same stratigraphic horizon which hosts the Ortosa East zone located one kilometre to the east. Drill hole data from the two zones indicate a tight stratigraphic control for mineralization around the intrusive. Both zones remain open for a possible extension that could connect the two zones over a possible strike of 1,200 metres and a width between 50 and 200 metres.

On March 22, 2005, the Company entered into an option agreement with Buenaventura pursuant to which Buenaventura can earn a 51% interest in the Company’s properties located within the Rio Narcea gold belt, including the Godán deposit, upon incurring expenditures totalling €2.2 million ($3.0 million) within two years time to fund an underground exploration and development program on the Santa Marina property. Once Buenaventura has earned a 51% interest, it will have the option to earn an additional 19% interest in the Company’s properties located within the Rio Narcea gold belt by incurring a further €2.4 million ($3.3 million) of exploration expenses at Santa Marina, which would include additional underground development work and drilling.

The Godán project is in the exploration stage and there is no assurance that a commercially viable mineral deposit exists on this property. No exploration work has been conducted on the Godán deposit since completion of the drilling program mentioned above.

La Brueva

The La Brueva deposit is located three kilometres south of the Carlés mine. An oxidized, silica-rich, quartzite breccia with partially oxidized veins of arsenopyrite is prominently displayed in a large Roman pit at the deposit. The Company has drilled 1,861 metres in 12 holes testing a northeast plunging breccia pipe. The mineralized breccia is at the west edge of a gabbro intrusive that forms skarn mineralization. Skarn mineralization is also evident in pyroxene hornfels developed 500 metres to the southeast in a sandstone near the intrusive contact where surface magnetic highs correspond to a soil gold anomaly.

In 2000, the Rio Narcea/Barrick joint venture drilled 520 metres in three holes testing the down dip extension to mineralization in the mineralized breccia pipe and the strike extension to mineralization along the east-west trending structure. The drilling program identified a new northeast trending mineralized structure and better defined the geometry of the deposit. The higher grade intercepts are open at depth and further definition drilling is necessary to evaluate the underground potential. No exploration work was conducted after 2000.

On March 22, 2005, the Company entered into an option agreement with Buenaventura pursuant to which Buenaventura can earn a 51% interest in the Company’s properties located within the Rio Narcea gold belt, including the La Brueva deposit, upon incurring expenditures totalling €2.2 million ($3.0 million) within two years time to fund an underground exploration and development program on the Santa Marina property. Once Buenaventura has earned a 51% interest, it will have the option to earn an additional 19% interest in the Company’s properties located within the Rio Narcea gold belt by incurring a further €2.4 million ($3.3 million) of exploration expenses at Santa Marina, which would include additional underground development work and drilling.

The La Brueva Project is in the exploration stage and there is no assurance that a commercially viable mineral deposit exists on this property.

Santa Marina

The Santa Marina prospect, located just two kilometres north of the El Valle mine, was discovered in the last phases of the Rio Narcea/Barrick joint venture program in 2000. Hole SM-5 penetrated a 100-metre thick, near vertical zone of breccia that closely resembles the style of mineralization at El Valle. The hole intercepted a total grade thickness of 90 grams x metres / tonne in a breccia with three intervals including 1.0 metre assaying 22 g/t, 2.5 metres assaying 16.1 g/t and 8.2 metres assaying 2.0 g/t gold between 170 and 210 metres. During 2002, Rio Narcea drilled 1,426 metres in three holes at Santa Marina to test the target to the north of SM-5. Although no significant width of gold mineralization was identified by the program, the drilling extended the strike length of the structure 200 metres to the north and continued to encounter high-grade, gold mineralized clasts that are mixed with unmineralized quartzite.

On March 22, 2005, the Company entered into a joint venture agreement with Buenaventura pursuant to which Buenaventura can earn a 51% interest in the Company’s properties located within the Rio Narcea gold belt, including the Santa Marina prospect, upon incurring expenditures totalling €2.2 million ($3.0 million) within two years time. These funds will be used to fund an underground exploration and development program on the Santa Marina property. Once Buenaventura has earned a 51% interest, it will have the option to earn an additional 19% interest in the Company’s properties located within the Rio Narcea gold belt by incurring a further €2.4 million ($3.3 million) of exploration expenses at Santa Marina, which would include additional underground development work and drilling.

 The Santa Marina prospect is in the exploration stage and there is no assurance that a commercially viable mineral deposit exists on this property.

Penedono

The Penedono exploration license covers 220 square kilometres in northern Portugal. Gold mineralization at the Penedono prospect occurs in a parallel series of 0.5 to 2.2 metre wide vertical quartz veins with high-grade (>6 g/t) gold mineralization associated with arsenopyrite, pyrite and minor chalcopyrite. Underground channel sampling on the prospect defined a near vertical zone assaying 30.0 g/t gold over a strike length of 72 metres with an average width of 1.56 metres. The high-grade zone forms part of an interval assaying 18.4 g/t over a strike length of 128.5 metres with an average width of 1.68 metres. The mineralization is non-refractory as indicated by metallurgical testing contracted by the Company prior to acquisition of the property. Recoveries ranging from 85 to 95% of the gold can be achieved through flotation and leaching.

Reconnaissance work in 2000 by Rio Narcea identified an unusual occurrence of intrusive-hosted gold mineralization in relation to tungsten in old workings ten kilometres to the west of the village of Penedono. Channel sampling of greisen exposed in the shallow Turgueira tungsten workings defined a true width of 23.6 metres averaging 1.9 g/t gold, including 12.9 metres averaging 3.1 g/t gold. Subsequent trenching 50 metres to the south of the Turgueira adit intercepted 23 metres averaging 1.9 g/t gold including 5.2 metres averaging 6.2 g/t gold. Three holes drilled in 2001 failed to encounter significant mineralization. The soil geochemical survey succeeded in defining significant gold anomalies that extend over a strike length of 2 kilometres with samples containing up to 3.0 g/t gold.

A small drilling program in 2002 completed 1,693 metres in eight holes testing four isolated targets on the Penedono property. The most significant drill hole results included 1.6 metres assaying 7.8 g/t gold at a depth of 55.6 metres below Vein 4 at Mina San Antonio, 10.4 metres averaging 1.6 g/t gold at a depth of 56.1 metres at Dacotim and 10.1 metres assaying 10.1 g/t gold at a depth of 193.3 metres at Turgueira. The Penedono project is in the exploration stage and there is no assurance that a commercially viable mineral deposit exists on this property.

In December 2004 the Company entered into a joint venture agreement with C2C Inc. pursuant to which C2C Inc. can earn a 50% interest in the project upon incurring €600,000 in exploration expenditures on the property as follows:  (i) €150 000 euros the first year; (ii) €200 000 euros the second year, and (iii) €250 000 euros the third year.

An additional 15% undivided interest can be earned by completing €500 000 worth of exploration work on the property during the fourth and fifth years once the first 50% interest has been acquired.

Karet Project

The Karet project area in Mauritania is located in the northeast of the country and is approximately 250 kilometres east-northeast of the SNIM iron mines at Zouerate. This is a very isolated area within the Western Sahara desert, in the northeast corner of Mauritania, and is accessible only by tracks.

The Karet project area is covered by two contiguous tenements, which were granted in 2000 and were renewed in 2003, totalling 2,844 square kilometres. In the indicative work program submitted in support of the transfer of the tenements from Newmont LaSource, TML proposed to spend $100,000 on further exploration at Karet, subject to the identification of quality targets.

The Karet tenements cover an area of Early Proterozoic rocks, which are generally referred to as Birimian, or Eburnean rocks. This rock group is younger than those at the Tasiast project by some 600 million years, but are highly prospective for gold in other areas of west Africa. Birimian rocks host the major gold deposits of Ghana and Mali.

Ahmeyim-Tijirit Project

The Ahmeyim-Tijirit project area in Mauritania is located approximately 100 kilometres east of the Tasiast project. The Ahmeyim-Tijirit project is covered by five contiguous exploration licenses totalling 7,184 square kilometres. All of the exploration licenses were granted in 2000 and were renewed in 2003. The three Ahmeyim exploration licenses numbered 109 to 111 are joint ventured with Societe Arabe des Mines de l’Inchiri S.A. (“SAMIN”) who has a 10% free-carried interest to production. Through TML, Rio Narcea holds 100% of the two Tijirit exploration licenses numbered 107 & 108. In the transfer of these tenements and the joint venture interest from Newmont LaSource, Tasiast Mauritanie indicated to the Mauritanian government that it had allocated a provisional budget of $200,000 for further exploration work at Ahmeyim-Tijirit, subject to the identification of quality targets. TML is bound by the expenditure commitments entered into by Newmont LaSource in respect of the SAMIN joint venture.

Regional geochemical soil surveys were completed which covered the northeast trending belt of Archaean greenstones that were not hidden by Azefal sand cover. The geology of the area comprises felsic (rhyolitic) volcanic rocks, mafic volcanic rocks, gabbro and epiclastic sedimentary rocks. Banded iron formations are not present. Two field campaigns were completed, including airborne magnetic surveys, remote sensing, structural studies, geological mapping and geochemistry. A widespread (18 kilometre to 7 kilometre), low-order gold anomaly is associated with north-northeast trending shear zone which contain quartz veins, veinlets and silicified breccia, and adjacent northeast trending dolerite dyke. Six geochemical anomalies were identified with 200 metre to 50 metre sampling.

Reclamation Projects

Honduran Properties-Vueltas Mine

During the year ended December 31, 1997, Geomaque Explorations Ltd., a predecessor company to Defiance, acquired the Vueltas mine by way of an amalgamation with Milagro Minerals Inc. By mid-1998, 30,000 metres of diamond drilling had been completed. A feasibility study was completed in November of 1998. In December 1998, a production decision was taken and construction began on an open pit heap leach gold mine. Mining commenced in December 2000 and the mine produced a total of 118,265 ounces to the end of December 2004. On March 12, 2004, mining activities permanently ceased at the Vueltas mine due to the lack of further economic resources. Lexiviation of the heaps ceased in August, 2004 and reclamation work is underway.

Base Metal Development Project

Aguablanca Project

Location, Access and Climate

The Aguablanca nickel sulfide deposit is located in the province of Badajoz, in the municipality of Monesterio, five kilometres west of the village of El Real de la Jara. The Aguablanca deposit has excellent logistical communications being approximately three kilometres from the Seville-Mérida national highway, currently being updated to a four lane highway, and 80 kilometres by road to Seville and 140 kilometres from a major seaport at Huelva. There is ready access to power, telephone lines, and domestic water and industrial water can be obtained from the Rivera de Cala river, which passes about 800 metres from the deposit or one of its effluents.

Aguablanca Location Map

Map removed for EDGAR filing.  Please see attached pdf exhibit.

The El Real de la Jara region has limited commercial infrastructure, mainly consisting of businesses servicing the local farming and agricultural activities. There are some isolated farms within a radius of 10 kilometres of the project area. Farming is generally of a subsistence nature and includes cattle and pig farming. Secondary support businesses and services, and government organizations, available in El Real de le Jara include, retail, banking and schools. Roads in the area are relatively undeveloped. A new bitumen road by-passing the town was constructed. This ensures that heavy vehicles associated with the mine development, and operations thereafter, do not disturb or disrupt the local community.

The Aguablanca region has a Mediterranean climate. Temperatures in the hot and dry summer months, from May to October, range from 10°C to 33°C. Temperatures in the cool, mild winter months, from November to April, range from 3°C to 18°C. Rainfall and light snow prevail in this period. The prevailing winds are seasonal. The Aguablanca project is at an elevation of 450 to 500 metres above sea level, and comprises low hills with moderate relief. Rock outcrops are rare. The mineral rights consist of leases, options to purchase or freehold interests in registered exploration permits, surveyed investigation permits and state mineral reserves covering a total surface area of approximately 5,645 square kilometres.

Once the geological potential of the Exploration Permits has been assessed, the Company will transform the areas of interest into Investigation Permits (PI).

Bankable Feasibility Study

In October 2001, Rio Narcea engaged MDM of South Africa, a company having worldwide project experience in the design and construction of metallurgical milling and flotation plants, to manage the bankable feasibility study (“BFS”) for the Aguablanca project. Completed in July 2002, the BFS contains all of the required technical, engineering, capital and operating cost data, produced and compiled by MDM, as well as detailed environmental, geotechnical, mining, metallurgical and tailings studies/reports completed by others. Using this data, MDM has established that the project is technically feasible and economically viable.  The following technical information relating to the Aguablanca project is derived from the BFS.

The Base Case financial model shows that the Aguablanca project is viable under the conditions specified in the BFS. With a capital cost, estimated to an accuracy of +/- 10%, of $64.1 million, the project’s internal rate of return (IRR) is 30.1% and net present value (NPV) is $82.4 million (July 2002) when net cash flow, inclusive of tax, depreciation, depletion allowance and interest expense, is discounted at 5% per annum over 10.5 years. An exchange rate of $1/€ is used throughout the BFS. The above figures assume a nickel price of $6,600 /tonne ($2.99/lb) and a copper price of $1,600/tonne ($0.73/lb). Platinum and palladium prices are both assumed at $400/oz. Refer to “Description of Mines, Development Projects and Exploration Properties – Base Metal Development Project – Aguablanca Project – Capital Cost Estimate”.

Permits

Rio Narcea received a positive Declaration of Environmental Impact from the Spanish Ministry of Environment in June 2003. In early August of 2003, the Council of Ministers of Spain approved the “Reserva Definitiva” mineral license for the Aguablanca project, securing the exclusive right of Rio Narcea´s wholly-owned subsidiary, RNR S.A., to exploit the Aguablanca nickel sulfide deposit. In September of 2003, final municipal approvals were granted allowing for construction to commence in October of 2003.

During 2004 and 2003, RNR, S.A. acquired several plots of land from the local landowners necessary for the construction of the Aguablanca project. In addition, several other plots of land have been rented for a period of 15 years with the option of extending this period. The Company has pre-paid the rentals to the owners of the land, corresponding to a minimum of six years and a maximum of 15 years. However, should negotiated positions fail to materialize, Spanish mining law allows the mining companies to expropriate the surface land, giving no rights to landowners in relation to mineral rights. The land will be used for the development and operation of the mine complex (i.e. access roads, waste dumps, mine pit, plant facilities and tailings deposition facility).

Geology

The Aguablanca Ni-Cu-PGM deposit is located in the southeastern part of the west-northwest trending Ossa Morena Lithostructural Zone, which extends into Portugal and covers an area 120 kilometres by 240 kilometres. It is situated along the southeast border of the Olivenza-Monesterio Antiform (“OMA”). The regional geology provides evidence of a least two orogenic events, separated by a period of extension characterized by early Paleozoic rifting and a passive margin phase during Ordovician-Devonian time. This extensional event is believed to be critical to the formation of nickel sulfide mineralization at Aguablanca and to the potential for new discoveries along the OMA.

The deposit is hosted by the Aguablanca gabbroic stock, approximately 2.3 square kilometres, along the northern contact of the Santa Olalla plutonic complex. The northern and southern limits of the plutonic complex are sites of major fault zones.  Parallel, post-mineral, northeast trending, strike slip fault system that dips 75° to 80° to the southeast dismembers and represent the lateral limits of the mineralization. From north to south the rock types observed in the deposit area are marble and skarn, endoskarn and various facies of gabbro. A layer of gossanous material with irregular thickness covers the above rock types and a 10 to 15 metre thick overburden is present throughout the area.

Mineralization

The Aguablanca deposit represents a typical magmatic Ni-Cu sulfide mineralization hosted by various facies of gabbro. Ultramafic rocks such as pyroxenite and peridotite have also been intersected in diamond drill holes. Sulfide mineralization consists predominantly of pyrrhotite, pentlandite, chalcopyrite and pyrite with minor marcasite and covellite. Magnetite is commonly present and lesser amounts of PGM and gold are associated with the sulfide minerals. Three main types of sulfide mineralization have been recognized. These are: Type 1 - Massive to semi-massive mineralization; Type 2 - Disseminated mineralization; and Type 3 - Irregular mineralization in patches, lenses etc. Type 1 mineralization is associated with magmatic breccia, which consists of subangular gabbroic fragments in a matrix of semi-massive sulfides. Type 2 mineralization is characterized by sulfides interstitial to the silicates (pyroxene, amphibole and plagioclase) and generally associated with the mineralized gabbroic unit. Type 3 mineralization contains variable amounts of sulfides in patches, lenses, aggregates or bands. It is typical of the distal parts of the deposit and represents the transition zone from the disseminated mineralization to the barren lithologies.

Exploration History

Exploration for nickel and copper deposits in the OMA area of southwest Spain has been carried out since the mid-1980’s. In 1986, the areas known as La Monaguera and La Remonta, which cover a total area of 620,800 hectares in the Provinces of Huelva and Badajoz, were declared a State Reserve for Mineral Investigation, and the investigation rights were awarded to Presur, the State corporation.

Presur carried out stream sediment geochemical sampling and in 1989 reduced the size of the State Reserve to 460,300 hectares. In 1993, the Presur-Rio Tinto Minera (“RTM”) Joint Venture identified the Aguablanca target by further geochemical stream sediment and soil sampling, and in 1994 discovered the Aguablanca deposit by diamond drilling. The RTM interest was later transferred to Atlantic Copper, S.A. (“AC”) which, in 1996, decided not to continue with exploration in the area.

By March 1997, the State Reserves had been reduced to 133,400 hectares, with 41,000 hectares categorized as a “Priority Area” in which AC and Presur each had a 50% interest, with the remaining 92,400 hectares categorized as “Secondary Area” in which Presur had 100% interest. Under the terms of the joint venture agreement, AC had the option to include areas within the “Secondary Area” in the “Priority Area”, thereby giving AC the right for a 50% interest.

From 1993 to 1996, RTM carried out some 33,000 metres of diamond drilling, completed a 65 metre long adit for bulk sampling and a pre-feasibility study on an open pit. RTM estimated the mineral resources at approximately 18.9 million tonnes averaging 0.67% Ni and 0.46% Cu and a stripping waste to ore ratio of 4.3 to 1. RTM then estimated the open pit mineral resources to total 12.4 million tonnes averaging 0.80% Ni and 0.54% Cu with a stripping ratio of 4.45 to 1.

In March 2001, the Company signed an option agreement with AC to acquire a 50% interest in the Aguablanca project. The Company conducted an extensive due diligence study that included metallurgical tests, mine plan review and optimization, 513 metres of drilling, detailed geotechnical studies, re-logging of 5,600 metres of core and re-assaying 40% of the samples from 33,000 metres of drilling by the previous owners. With positive results obtained from the due diligence study, the Company exercised its option to acquire 100% of the Aguablanca project from AC and the Spanish Government on July 5, 2001 in exchange for a royalty based on net smelter returns, and initiated a bankable feasibility study.  In addition, the Company has a commitment with the Spanish State to invest €1.9 million (approximately $2.6 million), within a period of nine years in exploration in three specific areas.  Following these investments, exploration expenditures will be incurred on a 50%-50% basis by the Company and the Spanish State.

As part of the bankable feasibility study, completed by MDM and the Company, two geotechnical core holes, three metallurgical holes and 53 core holes totaling 12,360 metres were drilled at Aguablanca to infill the drill hole spacing to 25 metres. Core size has been HQ (PQ for the metallurgical holes), and assay intervals were generally two metres, but adjusted locally for geologic changes of interest. Rio Narcea completed a program to re-open and re-survey all holes possible. A total of 11,999 metres in 55 old drill holes were resurveyed and results were used in the new geological interpretation and model building.

Mineral Reserves and Resources

The Aguablanca deposit consists of two parts: (1) The Main Mineralized Body (the “Main Zone”), approximately 300 metres long by 50 to 100 metres wide trends east-northeast and (2) The Northern Body (the “North Zone”), 25 to 50 metres wide, traced for about 150 metres along strike and 160 metres below the surface. Both mineralized bodies are cut by northeast and northwest trending faults.

The mineral reserves and resources estimates are based on two evaluations. The first is based on assay data from RTM’s early results and the Company's preliminary drilling results. The second consists of a re-evaluation of the early data, as well as the results of RNR, S.A.’s infill drilling program. The estimates are based upon the use of both data sets and both evaluations.

Assays and independent check assays were carried out in Spain, Canada and the UK. The drill hole assay database consists of data from the Company and RTM. The Company has reported that there is a minor positive bias in nickel and copper values obtained in the check assay program.

The Aguablanca mineral resource estimate is based on a three-dimensional geological block model within an envelope of 0.1% Ni. The measured and indicated mineral resources of the Aguablanca Project, as estimated by Alan C. Noble, O.R.E. Reserves Engineering (“ORE”), Colorado, USA, who is the independent “Qualified Person” for Rio Narcea as that term is defined in National Instrument 43-101, are reported as 19.7 million tonnes at an average grade of 0.66% Ni, 0.48% Cu, 0.50 g/t PGM (combined), 0.13 g/t Au and 0.02% Co. ORE also estimated inferred mineral resources to be approximately 6 million tonnes at an average grade of 0.53% Ni, 0.46% Cu, 0.40 g/t PGM (combined), 0.13 g/t Au and 0.02% Co.

The mineral resources identified in the table below were estimated using a 0.2% Ni cut-off grade and a block model based on results of diamond drilling completed by RTM, and is based on a block model with 5 x 5 x 5 metre blocks built by RTM. Block grades for Ni, Cu, Au, Co, Pt and Pd were interpolated using kriging techniques within an envelope of approximately 0.1% Ni. Kriging was done with variograms indicating the best grade continuity to be along an east-west plane dipping 70º to the north. Metal grades were not capped.

Mineral Resources Estimate (Cut-off  of 0.2% Nickel)

	Volume	Tonnes	Ni	Cu	Pt	Pd	Co	Au
	(000s)	(000s)	(%)	(%)	(g/t)	(g/t)	(%)	(g/t)
Measured	5,150	15,900	0.667	0.481	0.250	0.240	0.018	0.130
Indicated	1,250	3,800	0.606	0.476	0.230	0.220	0.016	0.130
Total Measured + Indicated	6,400	19,700	0.655	0.480	0.246	0.236	0.017	0.130
Inferred - Oxide	400	1,050	0.407	0.274	0.173	0.165	0.010	0.115
Inferred - Sulfide	600	1,900	0.495	0.407	0.187	0.179	0.012	0.113
Inferred - Deep	1,000	3,000	0.587	0.550	0.224	0.215	0.015	0.143
Total Inferred	2,000	5,950	0.526	0.455	0.203	0.195	0.013	0.129

As an internal check, ORE utilized three other methods of estimating mineral resources and reported that the tonnage and grade estimates varied by about 8%, as presented in the table below.

Comparison of Measured and Indicated Mineral Resources Estimate
Using Different Methods and Parameters

	Tonnes (000’s)	Ni (%)	Cu (%)	% Difference from Base Case
				Tonnes	Nickel Grade	Nickel Metal	Copper Grade	Copper Metal
Base Case	19,700	0.655	0.480
No Grade Caps in Mineralization	19,750	0.658	0.488	0.3%	0.5%	0.7%	1.7%	1.9%
No Adjustment for Fault Displacement	19,350	0.658	0.477	-1.8%	0.5%	-1.3%	-0.6%	-2.4%
Nearest Neighbor	18,000	0.703	0.511	-8.6%	7.3%	-1.9%	6.5%	-2.7%
Kriged with Caps and Fault Adjustments	20,900	0.619	0.457	6.1%	-5.5%	0.3%	-4.8%	1.0%

Mining

The BFS evaluation is based upon contract mining. Pit design is based upon conservative geotechnical and economical considerations, the latter consistent with contract mining. Final pit limits have been examined by determining NPV for different scenarios at various metal prices. Larger and deeper pits than that considered for the Base Case are possible, but do not show additional yield to justify the higher risk involved.

Pit design was based on floating cone analysis to evaluate the economic limits of the pit. Predicted operating cost, smelter terms and metal recoveries were used for the evaluation. Variable slopes for different sections of the pit were used and costs were escalated towards the bottom to reflect depth. Two pit designs were refined with roads and terms resulting in a “base case” pit containing proven and probable mineral reserves of 15.7 million tonnes of ore with a waste to ore ratio of 5.4:1.

A cut-off of €8.23/tonne net smelter return (equal to approximately 0.256% Ni equivalent) was selected for mill ore feed. A marginal cut-off of 0.24% Ni was estimated to cover process and general costs of $6.6/tonne. Ore production was set at 1.5 million tonnes per annum. During the first three months of operation the costs could be capitalized but were not capitalized for the BFS economic evaluation.

Details of the mineral reserves, including dilution are showed in the table below, which excludes inferred resources contained within the pit limits.

Mineral Reserves

	Ore Tonnes (000s)	Ni (%)	Cu (%)	Pt (g/t)	Pd (g/t)	Co (%)	Au (g/t)	Waste Tonnes (000s)	Stripping Ratio
Phase 1	5,450	0.632	0.443	0.237	0.226	0.017	0.122	14,000
Phase 2	5,050	0.616	0.441	0.232	0.222	0.016	0.122	26,350
Phase 3	5,200	0.716	0.502	0.260	0.249	0.019	0.135	45,100
Total	15,700	0.655	0.462	0.243	0.232	0.017	0.126	85,450	5.44

The production and treatment schedule assumes open pit mining for 10.5 years. However, pre-production activities, including mine overburden removal and plant construction, and post-production site rehabilitation work will extend the overall program to approximately 13 years.

The mine plan assumes excavation of three staged push-backs to minimize initial capital. During the year of pre-production and first year of operation, 10.36 million tonnes of waste and oxidized ore (to be stockpiled) will be excavated to provide enough stockpiled ore, to expose adequate ore for treatment and to provide construction material for the tailings pond. The waste produced will be used for the construction of starter dams at the tailings storage area, as well as for the construction of several clear water ponds.

Taking advantage of the higher grades encountered in drill holes beneath the open pit reserves and also of the current and forecast nickel prices, the decision was taken in late 2003 to commence the planning of an underground decline. In April 2004, Rio Narcea awarded the contract for the decline to Obras Subterráneas, S.A. (an experienced Spanish contractor specialized in the construction of tunnels). This decline will be used for infill drilling at depth and eventual future underground production of higher grade material. It is expected that the decline will reach the higher grade nickel mineralization by May 2005.

Metallurgy

Ore consists of semi-massive breccia sulfide and the disseminated sulfide ores, both bearing nickel and copper values. The nickel is present mostly as pentlandite and the copper only as chalcopyrite; minor nickel is contained in pyrrhotite. Most of the gangue is composed of silicates (amphibole, pyroxene) and pyrrhotite.

Testwork confirmed that Aguablanca ore is suitable for two stage milling using semi-autogenous and ball milling. The flow sheet includes primary crushing, semi-autogenous grinding, pebble crushing, ball milling, three stages of nickel flotation including concentrate regrind, concentrate thickening and filtration. Overall nickel recovery is estimated at 84 to 80% for the bulk concentrate production, with 85% for Cu and 75% for Pt, Pd and Co and concentrate grades will be 8 to 9% Ni with 4 to 5% Cu, 5 to 8 g/t Pt/Pd and 1500 to 2000 ppm Co.

Acid base accounting showed that Aguablanca flotation tailings have a strong potential to generate acidic drainage but also have significant neutralizing potential. Aguablanca waste rock has significant neutralizing potential.

Leachate testing showed that for both tailings and waste rock samples, very low levels of metals were detected, none of which were present at concentrations greater than the World Bank Environmental Guidelines for Mining and Milling Operations.

Processing Plant

RNR, S.A. is planning to produce mineral concentrates of nickel and copper, containing platinum group metals, cobalt and gold, by conventional open pit mining and processing, (milling and flotation) of mineral ores from the Aguablanca orebody. The Aguablanca processing plant has been designed to produce a bulk Cu-Ni-PGM concentrate. However, the plant has the flexibility to produce separate copper and nickel concentrates with minimal loss of nickel to the copper concentrate, by exploiting the flotation rate differences between the fast floating copper and the nickel minerals. MgO levels in the concentrate will be controlled by conventional, industry standard talc depression techniques to achieve smelter specifications.

Rio Narcea has an off-take agreement with Glencore International AG for the sale of 100% of the annual concentrate production at the mine until the year 2010. The concentrate will be trucked from Aguablanca to the port of Huelva for shipment.

Construction of the plant commenced in October 2003 and finished in mid December 2004 under a lump sum turnkey contract with Fluor Corporation of Australia who also constructed the El Valle plant. Based upon the results of all test work conducted, the warranted performance of the Aguablanca plant has been set at 1.5 million tonnes of ore per year. However, major equipment capacity has been designed around 1.8 million tonnes per year and it is expected that this higher production level will be achieved with additional  underground ore.

Tailings Management

Knight Piésold Limited was commissioned in January 2002 by RNR, S.A., to prepare a study for the surface containment of tailings produced from the Aguablanca project. The BFS addresses the tailings and water management systems for the project.

The feasibility level design has been completed in accordance with the recommendations of the International Commission on Large Dams and other International standards, to be robust, suit the mine and processing plant planned operational methods, meet the environmental requirements for a safe and secure facility within Spain and to provide flexibility for future expansion of the tailings management facility. Three potential sites were identified for the construction of the tailings management facility. The site selected complies with storage capacity requirements, minimizes operation costs for the facility due to its proximity to the plant site and minimizes potential liabilities both during operation and after closure.

Environmental

An environmental study was carried out for the proposed Aguablanca project mining and processing plant operations in the municipality of Monesterio, Badajoz, Spain.

The environmental study was carried out to guarantee that the project is environmentally robust in terms of environmental monitoring and control, and to ensure that an optimal environmental strategy is adopted for the project’s implementation. The study confirmed that the impact to be caused as a result of the opening, mining and closing of the Aguablanca project will be compatible with the normal development of the environmental processes produced in the project's surroundings. The study was carried out within the guidelines of current European, national, regional and local legislation.

An environmental analysis of the project has also identified the detrimental environmental impacts that can result from operational activities. Preventative measures to minimize or eliminate such impacts have been established. The environmental evaluation examined the existence, concentration and effects of the various units (flora, fauna, landscape) in the project location in order to ensure that these measures can be effectively applied at appropriate levels throughout the project and that the area can be restored to its original state at the end of the project life.

Capital Cost Estimate

Based on the Base Case financial model of July 2002, the estimated capital requirements associated with the project were estimated at €64.1 million (equivalent to $64.1 million based on an exchange rate of $1.00/€), including working capital and VAT during construction.  The capital expenditures to construct the Aguablanca mine were revised to approximately €72 million (equivalent $98 million based on an exchange rate of $1.36/€).  A summary of the capital requirements is presented below.

Summary of Capital Requirements

Description	(in millions)
Initial capital (plant, tailings facility, infrastructure and land acquisition)	€ 52.2
Working capital	4.2
Owners pre-production costs	2.4
Mine pre-stripping cost	3.7
VAT during construction	5.9
Bank fees and other	3.9
Total	€ 72.3

Operating Cost Estimate

A breakdown of the calculated overall operating cost per tonne of ore treated, using contractor mining, is shown in the table below.

General Operating costs

Category	€/t Treated
	1st full year	Average over mine life
Mining Costs	4.66	5.35
Processing Costs	6.48	6.58
General and Administration Costs	0.52	0.56
Total	11.66	12.49

Contract mining costs were sourced from local mining contractors, and variable costs will average €0.657/tonne for ore and €0.643/tonne for waste. Mining and process costs are based upon current RNR, S.A. personnel operating practice and unit supply price quotations. All labor costs include social security costs based upon similar rates from the Company’s experience.

Financial Evaluation of the Bankable Feasibility Study

Assuming a nickel price of $6,600/tonne ($2.99/lb), copper price of $1,600/tonne ($0.73/lb) and $400/oz for platinum and palladium, the internal rate of return (“IRR”) of the Base Case scenario is 30.1% over a 10.5 years mine life, in constant money terms, based upon full equity financing.  An exchange rate of 1$ = €1 was used throughout the BFS.

Total revenues over the project life in constant money terms and at fixed metal prices are $420 million, with an operating income of $218 million. The payback period is 2.45 years and Net Present Value (“NPV”) at 5% discount is $82.4 million. Cash costs vary with metal prices due to the smelter terms and the royalties and are $1.82/lb for the Base Case.

At different nickel prices the IRRs, payback periods and NPVs, discounted at 5% and keeping other variables unchanged, are presented in the following table.

Nickel Price Sensitivities

Nickel price ($/t)	IRR (%)	Payback (years)	NPV ($M)

5,000	7.7	8.4	7.89
6,000	22.9	3.2	56.1
7,000	34.0	2.2	98.0
8,000	40.4	1.8	123.2

Base Metal Exploration Project

Ossa Morena

Nickel Sulfide Exploration

In 2003, Rio Narcea initiated a nickel sulfide exploration program in the Ossa Morena region of southern Spain and Portugal with an 11,000 line kilometre airborne geophysical survey. The radiometric, magnetic and electromagnetic survey covered the Beja and Campo Maior areas of Portugal and several areas in Spain that had not been previously surveyed The airborne radiometric survey identified extensive areas of low total count that correlate with favourable mafic and ultramafic intrusive rocks. Many of these areas had not been recognized previously as having potential for nickel mineralization. When this data was compared to soil and stream sediment geochemical data in the Company’s 20,000 sample database, several areas of mafic intrusive rocks coincided with the location of significant nickel and copper anomalies.

During 2004, the Company conducted an extensive program of regional reconnaissance to identify and prioritize targets for detailed geological mapping, soil geochemical surveys and various types of surface geophysical surveys.  A limited drilling program included 2,900 meters drilled in 14 holes that tested new targets at Bazana Norte, Merendero, and Olivenza as well as coincident geochemical and geophysical anomalies that defined detailed objectives around previously drilled areas in the Argallon and Calzadillas areas in Spain.   The drilling program in Portugal included the first holes to test nickel sulfide and PGE targets at Piorno, Torrejao and Vinagrinho in the southern Beja block, and the Cabeço de Vide intrusive in the northern Campo Mayor area. A deep hole at Cabeço de Vide was in progress at year end to test a very large and highly conductive TEM anomaly. Completion of the hole is expected prior to the end of Q1 2005.

Although the 2004 drilling program encountered encouraging sections of disseminated sulfides within favourable mafic host rocks on nearly all of the targets in both Spain and Portugal, the nickel mineralization identified to date is sub-economic.  Much of the current drilling is at a very wide spacing and represents the initial attempt to evaluate a few of the many targets in the Ossa Morena project.

IOCG Exploration

Geological reconnaissance in the Ossa Morena zone is also assessing the potential for iron oxide copper-gold (IOGC) mineralization related to a continental rift structure that extends across much of the Ossa Morena project. This area was once the most prolific iron-producing region of the Iberian Peninsula. Historical estimates of the iron rich mineralization in  the region totals more than 300 million tonnes of material averaging 30-50% Fe.  The copper and gold content of these occurrences has never been systematically investigated.  In itself, the iron of the Ossa Morena properties doubtfully represents a material of economic value, but modest amounts of copper and gold within this mineralized tonnage could form a very significant IOCG producing district.

Following up preliminary investigations by the Spanish Geological and Mining Institute, the Company investigated many of  these old iron mines and occurrences for copper and gold.  Samples taken from several of the prospects contained highly anomalous assays of both metals. Follow-up soil geochemical surveys detailed large areas of anomalous mineralization and widespread alteration that forms a belt of copper and gold occurrences stretching 100 kilometers along the south flank of the Olivenza-Monasterio antiform.

Prior to the end of the year, the IOCG exploration program delineated six very promising IOCG targets for drilling in 2005.  Las Herrerias, located 100 kilometers northwest of Aguablanca presently represents one of the best. A zone of anomalous copper and gold in soils together with outcropping magnetite mineralization forms a target with a strike extension of 2.5 kilometers.  Virtually each of the outcrops in this area have anomalous copper and gold.

Rio Narcea’s mineral properties of the Ossa Morena project now total approximately 4,643 square kilometers.  To adequately explore for both nickel sulfide and IOCG mineralization in an area of this size will require the financial and technical capacity of more than a single company.  During 2005, the company will seek joint ventures with major companies to share the risk and rewards of an exploration program that is merited by a potential new belt of IOCG and nickel mineralization in southern Spain and Portugal.

Rio Narcea Drilling and Sampling Procedures

As of December 31, 2004, Rio Narcea has drilled a total of 241,700 metres in 1,469 holes on its various properties in Spain and Portugal  and Mauritania since listing on the TSX in July 1994. The Company has full data sets and most of the remaining core from an additional 123,700 metres drilled in 757 holes by previous companies exploring Rio Narcea's properties. Since inception of exploration at the El Valle deposit, the Company's main asset, a total of 153,630 metres have been drilled in 836 holes. A total of 53,080 metres in 302 holes have been drilled at Aguablanca.

An estimated 85% of all drilling on the Company's property is core drilling. All mineralized zones below the water table on Rio Narcea's property are cored with HQ diameter (63.5 millimetre) or larger core. Spacing of the drill holes for reserve calculation and mine planning has been designed by geostatistical consultant, Alan Noble, of ORE Reserve Engineering. Although site specific, all proven and probable reserves as well as mineralized material have been drilled with a maximum spacing that ranges from 24 to 50 metres. Drill hole spacing in selected high-grade zones and in underground reserves is 12.5 metres or less. Core recovery in the mineralized zone averages greater than 90%. The Company maintains strict contractual requirements that specify a hole must be redrilled at the contractor’s expense if core recovery is less than 85%, but offers a significant premium if recovery is greater than 90%.

All drill hole surface coordinates are surveyed by a total station or differential GPS and hole deviation is measured by modern down hole gyro equipment (giving a precise down hole position regardless of the rocks’ magnetic characteristics) and recorded directly into an onboard computer. The core is photographed, measured for density and rock quality (RQD) and meticulously logged by trained geologists under a system incorporating check logging to ensure consistency of interpretation. Detailed petrographic studies are routinely conducted through the University of Oviedo and include microscopic thin section analysis, fluid inclusion studies and potassium-argon age dating. Finally, all coded lithologies, core recovery, survey coordinates, density measurements and geotechnical measurements are entered into the Company's computer database with geochemical assays. Drill hole and geologic information is plotted on computer digitized topographic maps and cross sections and entered with surface and airborne geophysical data and soil geochemical data into GIS program for storage and further analysis. In-house reserves are calculated using Datamine and Whittle 4D pit optimization software. All publicly released mineral reserve estimates are prepared by certified independent consultants meeting the “Qualified Person” requirements of National Instrument 43-101, Standards of Disclosure for Mineral Projects.

Rio Narcea Sample Preparation and Assaying

All sample preparation is carried out on site to maintain the highest standards in cleanliness, quality and consistency. Sample protocol is strict and specifically designed for the project by ORE, after extensive studies of heterogeneity, screen size analysis and particle size distribution to determine sample error.

Mineralized core is diamond sawed into halves and prepared using LM1 and LM5, or LM4 pulverizers and ESSA automatic splitters to achieve larger sample weights and smaller particle sizes for splitting. Half cores, rejects and sample splits are archived in clean, well organized storage facilities at the respective project sites.  An elaborate ventilation system, specially designed hoods, vacuums, clean quartz sand between sample crushing, and constant supervision for possible contaminants is part of a continuing effort to eliminate errors due to sample contamination.

Gold assays are conducted on two-assay-ton samples using fire assay with gravimetric or AA finish (depending on grade) and routinely include an 8 and 11 atomic absorption trace element analysis. Nickel exploration assays are atomic absorption for nickel, cobalt and copper with fire assay on two-assay-ton samples for gold, platinum and palladium. Nickel soil and rock chip samples are routinely assayed with inductively coupled plasma (ICP) multi-element for 30 trace elements. Rio Narcea’s sample protocol requires data verification and quality control by re-assaying a minimum of 5% of the mineralized intervals at an independent laboratory to check the accuracy and precision of the data from the ongoing work. Assay data is electronically entered into the Company database and periodically compared to hardcopies of the data. Intercepts are routinely inspected for anomalous results in comparison to nearest neighbor intercepts. Approximately 15 to 20% of all mineralized intercepts in exploration holes are re-assayed to verify accuracy and precision as well as consistency of assay results. Grade control assays are done in house with check assays sent to ITMA Laboratories (Oviedo, Spain), which duplicate procedures used by the Company. Assays for exploration holes are done by ITMA Laboratories with re-assays by Rocky Mountain Laboratories (Reno, Nevada, USA). One duplicate, one blank and one standard are routinely used for quality assurance. Finally to minimize data entry error, the geochemical data is downloaded into the Company's database, through a modem or email directly from the laboratory and periodically checked with hardcopies of all data that is kept in drill hole files in the respective project offices.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected financial data for the Company and is based upon, and should be read in conjunction with, the more detailed financial information appearing in the 2004 Financial Statements and notes thereto, incorporated by reference in this Annual Information Form.

Summary Financial Data
(U.S. dollars in thousands except where stated)

	Year ended December 31,
	2004	2003	2002	2001	2000
Statements of Operations
Operating revenues	67,788	60,818	55,506	33,956	24,405
Operating expenses	(114,083)	(62,991)	(47,314)	(33,825)	(30,054)
Operating earnings (loss)	(46,295)	(2,173)	8,192	131	(5,649)
Net income (loss)	(44,445)	3,207	9,864	(4,209)	(7,636)

Net income (loss) per share-
Basic ($/share)	(0.36)	0.03	0.14	(0.06)	(0.12)
Diluted ($/share)	(0.36)	0.03	0.13	(0.06)	(0.12)

Shares outstanding as of the end of the period (thousands)	156,875	112,924	71,730	65,051	64,922

Balance Sheet
Total assets	281,910	162,389	87,052	76,759	73,722
Shareholders’ equity	191,320	115,972	52,964	28,137	32,248
Capital stock	235,435	140,611	86,679	81,662	80,405

Summary Financial Data Adjusted for U.S. GAAP
(U.S. dollars in thousands except where stated)

	Year ended December 31,
	2004	2003	2002	2001	2000
Statements of Operations
Operating revenues	68,849	60,818	55,506	33,956	24,405
Operating expenses	(114,083)	(63,070)	(47,696)	(33,794)	(30,005)
Operating earnings (loss)	(45,234)	(2,252)	7,810	162	(5,600)
Net income (loss)	(43,308)	2,383	6,526	(6,533)	(7,587)

Net income (loss) per share-
Basic ($/share)	(0.35)	0.02	0.09	(0.10)	(0.12)
Diluted ($/share)	(0.35)	0.02	0.08	(0.10)	(0.12)

Shares outstanding as of the end of the period (thousands)	156,875	112,924	71,730	65,051	64,922

Balance Sheet
Total assets	277,587	158,555	82,550	74,664	72,356
Shareholders’ equity	186,997	115,973	48,549	29,374	32,617
Capital stock	235,435	140,611	86,679	81,662	80,405

The Company’s consolidated financial statements have been prepared under accounting principles generally accepted in Canada.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND  RESULTS OF OPERATIONS

Reference is made to the “Consolidated Financial Statement for the Three Years Ended December 31, 2004” under the heading “Management’s Discussion and Analysis” of the Company’s 2004 Annual Report which is incorporated herein by reference.

DIVIDENDS

The Company has not declared or paid any dividend on its common shares and has no dividend policy with respect to the payment of dividends. The decision to pay dividends and the amount thereof is at the discretion of the Company’s Board of Directors and is governed by such factors as earnings, capital requirements and the operating and financial condition of the Company. There can be no assurances that the Company will pay dividends in the future and it is not anticipated that any will be paid in the foreseeable future.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Company is authorized to issue an unlimited number of Common Shares, of which there are 157,890,527 issued and outstanding as of March 30, 2005. Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preference Shares

The preference shares may, at any time or from time to time, be issued in one or more series.  The Company’s board of directors shall fix before issue the number of shares that is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of preference shares including, without limitation, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the redemption and/or purchase prices and terms and conditions of redemption and/or purchase, and any sinking fund or other provisions.  Except as required by law or as otherwise determined by the Company’s board of directors in respect of a series of shares, the holder of a preference share shall not be entitled to vote at meetings of shareholders. There are no preference shares outstanding.

NATURE OF TRADING MARKET

The Company's Common Shares are listed and posted for trading on the TSX under the symbol “RNG”.  The following table sets forth information relating to the trading of the Common Shares on the TSX for the months indicated.

Month	High (Cdn$)	Low (Cdn$)	Volume

January 2004	4.55	2.86	41,379,134
February 2004	3.34	2.95	6,731,455
March 2004	3.26	2.65	19,866,319
April 2004	3.44	2.36	9,258,519
May 2004	2.79	2.15	4,381,488
June 2004	2.99	2.32	5,201,902
July 2004	2.75	2.22	7,895,786
August 2004	2.96	2.01	6,580,014
September 2004	3.23	2.47	10,425,411
October 2004	3.17	2.61	9,938,333
November 2004	2.81	2.43	8,234,111
December 2004	2.77	2.16	9.086,711

The Company’s Warrants are listed and posted for trading on the TSX under the symbol “RNG.WT”. The following table sets forth information relating to the trading of the Warrants on the TSX for the months indicated.

Month	High (Cdn$)	Low (Cdn$)	Volume

January 2004	1.40	0.78	507,800
February 2004	1.02	0.95	72,600
March 2004	0.94	0.63	176,468
April 2004	0.90	0.60	357,300
May 2004	0.70	0.46	234,500
June 2004	0.80	0.67	59,600
July 2004	0.75	0.54	134,250
August 2004	0.84	0.55	355,800
September 2004	0.85	0.54	1,076,600
October 2004	0.79	0.40	1,123,757
November 2004	0.49	0.40	928,950
December 2004	0.47	0.34	1,335,750

The Company's Common Shares are listed and posted for trading on the AMEX under the symbol “RNO”.  The following table sets forth information relating to the trading of the Common Shares on the AMEX for the months indicated.

Month	High (US$)	Low (US$)	Volume

February 24, 2004 – February 28, 2004	2.51	2.46	419,400
March 2004	2.49	1.97	1,396,600
April 2004	2.68	1.71	2,770,400
May 2004	2.00	1.55	793,300
June 2004	2.25	1.67	811,200
July 2004	2.11	1.65	585,100
August 2004	2.20	1.57	994,900
September 2004	2.54	1.88	706,600
October 2004	2.50	2.12	1,580,500
November 2004	2.44	2.02	1,477,400
December 2004	2.32	1.65	719,800

DIRECTORS AND OFFICERS OF THE COMPANY

The following table sets forth the names municipalities of residence of directors and executive officers of the Company, their positions and offices with the Company, their principal occupations and their respective terms of office.

Name and Municipality of Residence	Position with the Company and Present Principal Occupation	Term of Office
Juan Herrero Abelló Madrid, Spain	Director of the Company Managing Director of PRISA Internacional	February 2002 to Present
David Baril Oviedo, Spain	Chief Operating Officer of the Company	February 7, 2005 to present
Anthony H. Bloom London, England	Lead Independent Director of the Company Chairman, Rockridge Consolidated Ltd.	Director from March 1995 to present (appointed Lead Independent Director on January 27, 2005)
Chris I. von Christierson London, England	Director and Chairman of the Company	February 1994 to present CEO from February 1994 to February 1999
Javier Colilla Madrid, Spain	Senior Vice President, Corporate of the Company	February 2001 to present VP Finance and CFO from June 1996 to February 2001
John H. Craig Toronto, Canada	Corporate Secretary Partner, Cassels Brock & Blackwell LLP	September 2000 to present
Clifford J. Davis Kemble, Canada	Director of the Company Director of various companies	September 3, 2004 to present
Omar Gómez Avilés, Spain	Chief Financial Officer of the Company	June 2002 to present Financial Manager from November 2001 to June. 2002
John W.W. Hick Toronto, Canada	Chief Executive Officer and Director of the Company	Director from December 1997 to present CEO from December 1, 2004 to present Vice-Chairman from September 21, 2004 to December 8, 2005
Alberto Lavandeira Oviedo, Spain	President and Director of the Company	Director from June 2000 to present President from February 1997 to present CEO from June 1999 to December 1, 2004 CFO from February 2001 to June 2002 COO from February 1997 to April 2001
David N. Murray London, England	Director of the Company Retired	November 2002 to present
Rupert Pennant-Rea London, England	Director of the Company Chairman, The Stationery Office Holdings Ltd.	December 5, 2003 to present
Hugh R. Snyder Toronto, Canada	Director of the Company President of H.R. Snyder Consultants	February 1994 to present
Eugene D. Spiering Salas, Spain	Vice President, Exploration of the Company	February 1994 to present

All directors have held the above positions throughout the past five years, other than: Juan Herrero Abelló, who from April 1996 to October 2001, was Chief Executive Officer and Director of Arjil & Cie. Espana; John W.W. Hick, who from December 2001 to June 25, 2003, was President and Chief Executive Officer of Geomaque Explorations Inc., and from February 2003 to September 2004 was President and Chief Executive Officer of Defiance Mining Corporation; Mr. Murray, who from February 2000 to July 2002 was Chief Executive Officer of Avgold Limited; Mr. Gómez, who prior to November 2001, was with Arthur Andersen; Mr. Davis, who was President and Chief Operating Officer of TVX Gold Inc. from January 1999 to March 2001, President and Chief Executive Officer of Gabriel Resources Ltd. from April 2001 to June 2002, Chairman of the board of directors of Geomaque Explorations Inc. from July 2002 to June 2003 and  Chairman of the board of directors of Defiance Mining Corporation from June 2003 to September 2004; and Mr. Baril who prior to joining the Company was the General Manager of the Cajamarquilla Zinc Refinery since 2001 and prior thereto, operations manager of the Polaris mine.

Directors are elected at each annual meeting of Rio Narcea’s shareholders and serve as such until the next annual meeting or until their successors are elected or appointed.

Additional Information regarding certain directors and executive officers is provided below:

Chris I. von Christierson – Chairman of the Board

Mr. von Christierson has over 30 years of business experience in the resources industry. He was Chairman and CEO of Rio Narcea from 1994 to early 1999. Mr. von Christierson was instrumental in establishing Rio Narcea as the European Union’s largest gold mining company. He also serves as a member of the board of directors of Gold Fields Limited (since May 1999) and Southern Prospecting (UK) Ltd. (since March 1995), and is Chairman of Afri-Can Marine Minerals Corporation since March 2000.

Alberto Lavandeira – President

Mr. Lavandeira is a mining engineer with over 25 years of experience in development and operation of mining properties. He joined Rio Narcea in 1995 as Vice President, Operations and played a key role in the development of the El Valle mine. He was Chief Operating Officer of the Company from February 1997 to April 2001, Chief Financial Officer from February 2001 to June 2002 and Chief Executive Officer of the Company from June 1999 to December 1, 2004.  Previously, he held senior management positions with the following mining companies: RTZ (1992-95), Anglo American (1988-92), and Cominco (1980-88).

John W. W. Hick – Chief Executive Officer

Mr. Hick has been involved in both the mining industry, and other businesses in varying management capacities since 1981, prior to which he practiced law in Ontario.  He has held numerous senior management positions prior to joining the management of Rio Narcea, including: President of Defiance and its predecessor company, Geomaque Explorations Ltd. from December 2001 to September 2004; Chairman of the Board of Rayrock Resources Inc. from 1998 to 1999, President and later Vice Chairman of TVX Gold Inc. from 1993 to 1997; President and Chief Executive Officer of Grafton Group Ltd.  from 1990 to 1993, Senior Vice President, Corporate of Placer Dome Inc. from 1987 to 1990 and Vice President and general counsel of the Dome Mines Group of companies from 1981 to 1987. He has served on the board of Rio Narcea since 1997 and has been an independent director of a number of publicly listed mining related companies.

Omar Gómez – Chief Financial Officer

Mr. Gomez is a certified public accountant with eight years of experience in accounting, auditing and finance. He joined Rio Narcea in the fall 2001 as Manager of Finance. He started his career with Arthur Andersen (now Deloitte & Touche, professional services organization providing assurance and advisory, tax, and consulting services) in Oviedo, Spain in 1995 and was promoted to the senior management team in 2001.

Javier Colilla – Senior Vice President, Corporate

Mr. Colilla is a lawyer and economist with over 20 years of professional experience. He joined Rio Narcea in 1994 as Vice President, Administration and Business Development. Mr. Colilla is fully experienced with all aspects of mining finance, legal counsel, grants, mineral rights tenure, permitting and taxation. He held senior management positions at Anglo American Corporation of South Africa Ltd. (1986-94), Drill Sure España, S.A. (multinational drilling company) (1983-86), La Union y El Fenix Español, S.A. (Spanish insurance company) (1982-83), and KMG (Klynveld Main Goerdeler, now KPMG- professional advisory firm) (1979-82).

David Baril – Chief Operating Officer

Mr. Baril is a mining engineer with twenty-five years of mining experience, all with TeckCominco Ltd. which includes both open-pit and underground operations, as well as refinery and commercial experience. Prior to joining the Company, he held the position of General Manager of the Cajamarquilla Zinc Refinery, as well as serving as a member of the board of directors and the advisory committee for the Antamina copper/zinc mine in Peru. He has extensive experience in South America, Canada and Spain where he held senior operational positions.

Eugene D. Spiering – Vice President, Exploration

Mr. Spiering is an exploration geologist with 24 years of international experience in mineral exploration and project management in the Western United States, South America, and Europe. As Vice President Exploration of Concord Minera Asturiana, S.A. (1992-94) Mr. Spiering managed the exploration team responsible for the discovery of the El Valle gold deposit and currently heads up Rio Narcea's exploration team in Spain and Portugal. Previously, he held senior technical positions with Centurion Mines Corporation (1991-92) and Energy Fuels Nuclear, Inc. (1985-90) and worked independently as an exploration consultant to the energy and mineral industries from 1977 to 1985.

As of the date hereof, the number of Common Shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised, by all directors and executive officers of the Company as a group, was 908,226 Common Shares, representing less than 1% of the outstanding common shares of the Company. The information as to Common Shares beneficially owned or over which control is exercised not being within the control of the Company, has been furnished by the directors and executive officers directly.

Committees of the Board of Directors

The Company has five permanent committees of the Board of Directors: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, the Environmental, Health and Safety Committee and the Technical and Projects Committee.

Compensation Committee

The Compensation Committee presently consists of three Directors, Anthony H. Bloom (Chairman), Juan Herrero Abelló and Rupert Pennant-Rea, all of whom are unrelated and independent Directors. It carries out the following responsibilities:

•

assists the Board in monitoring, reviewing and approving compensation policies and practices;

•

makes recommendations to the Board with respect to the compensation of the Company’s executive officers and senior management. The Committee also makes recommendations to the Board with respect to Director remuneration for serving on  the Board or a  Committee thereof; and

•

ensures that the Company’s executive compensation policy is designed to enable the Company to attract and retain the best people, while taking into consideration the following objectives:

(i)

relating executive compensation to financial performance

(ii)

relating executive compensation to individual contribution

(iii)

aligning the interests of management as closely as possible with the interests of shareholders

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee presently consists of three Directors, Anthony H. Bloom (Chairman), Juan Herrero Abelló and Rupert Pennant-Rea, all of whom are unrelated and independent Directors. The Committee is responsible for developing and implementing the Company’s corporate governance guidelines having regard to applicable rules and policies of regulatory bodies and good corporate practices and is also responsible for the implementation of appropriate structures and procedures to monitor and enforce compliance with such rules, policies and practices. In addition, the Committee is responsible for identifying and recommending nominees to the Board for eventual election or appointment to the Board as well as making recommendations as to the size and composition of the Board. The Committee is also responsible for reviewing and monitoring the orientation of new Board members, assessing the effectiveness of the Board as whole and individual members and for reviewing and approving senior executives directorships in companies other than subsidiary companies and for reviewing directors’ relationships with other outside entities with regard to potential conflicts of interest and independence standards.

Environmental, Health and Safety Committee

The Environmental, Health and Safety Committee presently consists of three Directors, Clifford J. Davis (Chairman), David N. Murray and Hugh R. Snyder, all of whom are unrelated and independent Directors. The Committee ensures the integrity of the Company's systems for environmental controls and compliance and employee health and safety and oversees environmental audits and independent reviews of the Company's environmental compliance practices. The Chief Executive Officer and the Chief Operating Officer of the Company are invited to attend as required.

Technical and Projects Committee

The Technical and Projects Committee presently consists of four Directors, David N. Murray(Chairman), Hugh R. Snyder, Clifford J. Davis and Alberto Lavandeira, the President. Messrs. Murray, Snyder and Davis are unrelated and independent Directors. The Chief Executive Officer and the Chief Operating Officer of the Company are invited to attend as required. The Committee carries out the following duties and reports on each area to the Board:

•

reviews technical and financial aspects of new investments proposed by management as well as existing projects;

•

monitors progress, technical and cost, against plan of development projects through feasibility, construction and start-up; and

•

reviews exploration programs and budgets submitted by management and monitors the progress of such programs.

Audit Committee

The Audit Committee presently consists of three Directors, Rupert Pennant-Rea (Chairman), Anthony H. Bloom and Hugh R. Snyder, all of whom are unrelated and independent Directors, financially literate and one of whom, Mr. Pennant-Rea, is a “financial expert” as that term is defined in Multilateral Instrument 52-110. The Company is in full compliance with Canadian Securities Administrators Multilateral Instrument 52-110 which deals with the role, compensation of audit committees and the qualifications of its members.

The Company has adopted an Audit Committee Charter, which confirms that the purposes of the Audit Committee are to assist the Board of Directors:

•

in its oversight of the Company’s accounting and financial reporting principles and policies and internal audit controls and procedures;

•

in its oversight of the Company’s financial statements and the independent audit thereof;

•

by selecting, evaluating and, where deemed appropriate, replacing the external auditors (or nominating the external auditors to be proposed for shareholder approval in any proxy statement);

•

in evaluating the independence of the external auditors;

•

in its oversight of the Company’s risk identification, assessment and management program; and

•

in the Company’s compliance with legal and regulatory requirements in respect of the above.

The Charter also deals with such matters as the responsibilities of management with respect to the Company’s accounting and financial reporting function, composition of the Audit Committee and qualifications of Audit Committee members, the frequency and conduct of Audit Committee meetings and the duties and powers of the Audit Committee. A copy of the Charter is attached hereto as Schedule “A”.

Relevant Education and Experience

Set out below is a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member.

Rupert Pennant-Rea

Mr. Pennant-Rea is Chairman of the Company’s Audit Committee. He currently is and has been since 1996 the Chairman of the Audit Committee of Sherritt International Corporation, and since 1997 the Chairman of British American Tobacco plc. He holds degrees in Economics from Trinity College, Dublin and the University of Manchester. His past experience includes editor of The Economist and Deputy Governor of the Bank of England.

Anthony H. Bloom

Mr. Bloom holds a Bachelor of Commerce and Bachelor of Laws degrees from the University of Witwatersrand and Master of Laws from Harvard Law School. He was awarded a Doctor of Laws degree by the University of Witwatersrand in 2002. Mr. Bloom has held a number of management positions that required him to be financial literate including Chairman and Chief Executive Officer of a multi-billion dollar South African company. He is presently Chairman of Cine-World Ltd., the second largest cinema exhibition company in Europe. He is also a director of several public and private companies in North America, Europe and South Africa.

Hugh R. Snyder

Mr. Snyder is an engineer and financial analyst with more than 40 years professional experience, including Managing Director of  Khan Copper Mines (1964 to 1970), financial analyst at Brinco Ltd. (1970 to 1971), Manager, Corporate Development Brinco Ltd. (1971 to 1974), President and Chief Executive Officer of Western Mines Ltd (1974-1978), President and Chief Executive Officer of Brinco Ltd. (1978 to 1985). He has also served on several boards including Chairman and CEO of  SouthernEra Resources Limited (1986 to 1991), Chairman of Greenstone Resources Inc. (1993 to 1997), Chairman of Normina Resources (1993) and Chairman of  Fronteer Development Group (1997-2003). In addition to his role at Rio Narcea, Mr. Snyder is also Chairman of Frontera Copper Corp.  Mr. Snyder holds a B.Sc. engineering degree from University of  Witwatersrand and completed the Program for Management Development at Harvard Business School.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors.  This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

Audit Fees

The aggregate audit fees billed by the Company’s external auditors for the financial year ended December 31, 2004 were $181,300 (December 31, 2003 – $119,000). These services consisted of professional services rendered by Ernst & Young LLP for the audit and review of the Company’s financial statements or services that are normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

The aggregate audit-related fees billed by the Company’s external auditors for the financial year ended December 31, 2004 were $114,400 (December 31, 2003 – $90,000).  These services correspond to assurance and related services by Ernst & Young LLP that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees” above. These services consisted of the review of the prospectuses for the qualification of the equity issues dated October 2004, and March and September 2003.

Tax Fees

The aggregate tax fees in respect of tax compliance, tax advice and tax planning billed by the Company’s external auditors for the financial year ended December 31, 2004 were $23,000 (December 31, 2003 – $16,600).  These services correspond to professional services rendered by Ernst & Young LLP in connection with tax compliance, tax advice and tax planning.  These services consisted of the preparation of the Canadian tax forms of Rio Narcea Gold Mines, Ltd. and Rio Narcea Recursos, Ltd..

All Other Fees

All other fees billed by the Company’s external auditors during the financial year ended December 31, 2004 were nil (December 31, 2003 - $31,300). These services consisted of miscellaneous corporate reporting and compliance services.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No director or executive officer of Rio Narcea or a shareholder holding a sufficient number of securities of Rio Narcea to affect materially the control of the Company is, or within the ten years prior to the date hereof has been, a director or executive officer of any company that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or executive officer of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Conflicts of Interest

To the best of the Company’s knowledge, and other than as disclosed below, there are no known existing or potential conflicts of interest between Rio Narcea and any director or officer of Rio Narcea, except that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of Rio Narcea and their duties as a director or officer of such other companies.  See “Description of the Business — Risk Factors — Conflicts of Interest”.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and Wheaton will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers.  All such conflicts will be disclosed by such directors or officers in accordance with the Canada Business Corporations Act and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Certain directors and executive officers of Rio Narcea and Defiance may have had certain interests in connection with the plan of arrangement, including John W. W. Hick who, prior to the completion of the plan of arrangement, was the President and Chief Executive Officer and a director of Defiance as well as a director of Rio Narcea. In respect of all matters in relation to discussions between the two companies and in relation to the plan of arrangement, Mr. Hick had declared his interest by virtue of his positions with both companies and absented himself from all discussions and abstained from all votes on these and all related matters.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario.

The warrant agent for the Warrants is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario.

MATERIAL CONTRACTS

The only material contracts entered into by the Company within the financial year ended December 31, 2004 or before such time that are still in effect, other than in the ordinary course of business, are as follows:

1.

The common share purchase warrant indenture, as supplemented, between the Company and Comptershare Trust Company of Canada dated as of September 11, 2003 referred to under the heading “General Development of the Business”.

2.

The Arrangement Agreement referred to under the heading “General Development of the Business”.

INTERESTS OF EXPERTS

The following individuals are the qualified persons as defined by National Instrument 43-101 in connection with the mineral reserve and mineral resource estimates contained in this annual information form:

1.

Alan C. Noble, P.E. of Ore Reserves Engineering is the qualified person responsible for updates to the mineral reserve and mineral resource estimates for the El Valle and Carles mines.

2.

Hrayr Agnerian, P. Geo, of Roscoe Postle Associates Inc. is the qualified person responsible for the mineral resource estimate for the Salave gold project.

3.

Daniel C. Leroux, P. Geo., of A.C.A. Howe International Limited is the qualified person responsible for the mineral resource estimates for the Tasiast project.

4.

Ab Kroon, Ing. of SNC Lavalin Inc. is the qualified person responsible for the mineral reserve estimates for the Tasiast project.

5.

Alan C. Noble, P.E., of Ore Reserves Engineering is the qualified person responsible for the mineral reserve and mineral resource estimates for the Aguablanca project.

The following are the technical reports prepared in accordance with NI 43-101 from which technical information contained in this annual information form has been derived:

1.

Salave Gold Project - Hyayr Agerian, M.Sc. (Applied) P.Geo., of Roscoe Postle Associates Inc. prepared a 43-101 report for the Company entitled “Report on the Salave Gold Deposit Spain” dated October 29, 2004.

2.

Tasiast Project – Ab Kroon, Ing., Pierre Demers, Ing., Daniel Gauthier, P. Eng., and P.J. Lafleur P.Geo of SNC Lavalin Inc. prepared a 43-101 report for Defiance Mining Corporation entitled “Technical Report on the Tasiast Gold Project – Islamic Republic of Mauritania” dated May 27, 2004.

3.

Tasiast Project – Eugene Purtich, Associate Mining Consultant and Daniel C. Leroux, P. Geo., of  A.C.A. Howe International Limited prepared a 43-101 report for Defiance Mining Corporation entitled “Technical Report and Resource Estimation on the Tasiast Gold Project – Islamic Republic of Mauritania” dated October 10, 2003.

4.

Aguablanca Project – David Dodd, Technical Director of Metallurgical Design and Management (Pty.) Ltd. prepared a feasibility study report for Rio Narcea, untitled “Feasibility Study Aguablanca Project” dated July 2002.

Each of such reports are available on SEDAR at www.sedar.com under the Company’s profile and a summary of such reports is contained in this annual information form under “Description of Mines, Development Projects and Exploration Properties”.

None of Roscoe Postle Associates Inc., A.C.A. Howe International Limited, SNC Lavalin Inc., or ORE Reserves Engineering, held any securities of the Company or of any associate or affiliate of the Company when they prepared the reports referred to above or following the preparation of such reports nor did they receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports.

None of Roscoe Postle Associates Inc., A.C.A. Howe International Limited, SNC Lavalin Inc., or ORE Reserves Engineering, their respective directors, officers or employees, nor Messrs. Agnerian, Kroon, Demers, Gauthier, Lafleur, Purtich, Leroux, or Noble, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

ADDITIONAL INFORMATION

Additional information including directors’ and officers’ remuneration and indebtedness, principal shareholders of Rio Narcea’s securities, and securities authorized for issuance under equity compensation plans is contained in Rio Narcea's information circular for its most recent annual meeting of shareholders that involved the election of directors and additional financial information is provided in Rio Narcea’s comparative financial statements for its most recently completed financial year. Additional financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2004.

SCHEDULE “A”

RIO NARCEA GOLD MINES, LTD.

AUDIT COMMITTEE CHARTER

I.

Purposes of the Audit Committee

The purposes of the Audit Committee are to assist the Board of Directors:

1.

in its oversight of the Company’s accounting and financial reporting principles and policies and internal audit controls and procedures;

2.

in its oversight of the Company’s financial statements and the independent audit thereof;

3.

by selecting, evaluating and, where deemed appropriate, replacing the external auditors (or nominating the external auditors to be proposed for shareholder approval in any proxy statement);

4.

in evaluating the independence of the external auditors;

5.

in its oversight of the Company’s risk identification, assessment and management program; and

6.

in the Company’s compliance with legal and regulatory requirements in respect of the above.

The function of the Audit Committee is oversight.  The management of the Company is responsible for the preparation, presentation and integrity of the Company’s financial statements.  Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations.  The external auditors are responsible for planning and carrying out a proper audit of the Company’s annual financial statements and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit Committee are not full-time employees of the Company and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence.  As such, it is not the duty or responsibility of the Audit Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Audit Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and external to the Company from which it receives information, (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors) and (iii) representations made by management as to non-audit services provided by the auditors to the Company.

The external auditors are ultimately accountable to the Audit Committee and indirectly, the Board of Directors, as representatives of shareholders. The Audit Committee has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the external auditors (or to nominate the external auditors to be proposed for shareholder approval in the proxy statement).

The external auditors shall submit annually to the Company and the Audit Committee, as representatives of the shareholders of the Company, a formal written statement delineating all relationships between the external auditors and the Company (“Statement as to Independence”).

The external auditors shall submit annually to the Company and the Audit Committee a formal written statement of the fees billed for each of the following categories of services rendered by the external auditors:  (i) the audit of the Company’s annual financial statements for the most recent fiscal year and the reviews of the financial statements included in the Company’s Quarterly Reports for that fiscal year; and (ii) all other services rendered by the external auditors for the most recent fiscal year, in the aggregate and by each service.

II.

Composition of the Audit Committee

The Audit Committee shall be comprised of three or more unrelated and independent directors.

All members of the Committee shall be financially literate and at least one member of the Committee shall have accounting or related financial expertise as such qualifications are interpreted by the Board of Directors.  The later criteria may be satisfied by past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer of an entity with financial oversight responsibilities.

III.

Meetings of the Audit Committee

The Audit Committee shall meet four times annually or more frequently if circumstances dictate, to discuss with management the annual audited financial statements and quarterly financial statements, and all other related matters.  The Audit Committee may request any officer or employee of the Company or the Company’s external counsel or external auditors to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.  Members of the Audit Committee may participate in a meeting of the Audit Committee by means of conference call or similar communications equipment by means of which all persons participating in the meeting can hear each other.

IV.

Duties and Powers of the Audit Committee

To carry out its purposes, the Audit Committee shall have the following duties and powers:

1.

with respect to the external auditor,

(i)

to select, evaluate or replace the external auditors, subject to shareholder approval where required;

(ii)

to review and approve the fees charged by the external auditors for audit services;

(iii)

to review and approve all services other than audit services to be provided by the external auditors to the Company, and associated fees;

(iv)

to ensure that the external auditors prepare and deliver annually a Statement as to their Independence (it being understood that the external auditors are responsible for the accuracy and completeness of this Statement), to discuss with the external auditors any relationships or services disclosed in this Statement that may impact the objectivity and independence of the Company’s external auditors and to recommend that the Board of Directors take appropriate action in response to this Statement to satisfy itself of the external auditors’ independence;

(v)

to instruct the external auditors that the external auditors are ultimately accountable to the Audit Committee and the Board of Directors, as representatives of the shareholders;

(vi)

to review and assess, annually, the performance of the external auditors, and recommend to the shareholders the appointment or, where circumstances warrant, the replacement of the Company’s external auditors, subject to shareholders approval; and

(vii)

to obtain from the external auditors confirmation that they are participants in good standing in the Canadian Public Accountability Board oversight program and in compliance with the provisions of the Sarbanes-Oxley Act of 2002 (U.S.) and other legal or regulatory requirements with respect to the audit of the financial statements of the Company;

2,

with respect to financial reporting principles and policies and internal audit control and procedures,

(i)

to advise management that they are expected to provide to the Audit Committee a timely analysis of significant financial reporting issued and practices;

(ii)

to ensure that the external auditors prepare and deliver annually a detailed report covering 1) critical accounting policies and practices to be used; 2) material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; 3) other material written communications between the external auditors and management such as any management letter or schedule of unadjusted differences; and 4) such other aspects as may be required by the Audit Committee or legal or regulatory requirements;

(iii)

to consider any reports or communications (and management’s responses thereto) submitted to the Audit Committee by the external auditors, including reports and communications related to:

•

deficiencies noted following the audit of the design and operation of internal controls;

•

consideration of fraud in the audit of the financial statement;

•

detection of illegal acts;

•

the external auditors responsibility under generally accepted auditing standards;

•

significant accounting policies;

•

management judgements and accounting estimates;

•

adjustments arising from the audit;

•

the responsibility of the external auditors for other information in documents containing audited financial statements;

•

disagreements with management;

•

consultation by management with other accountants;

•

major issues discussed with management prior to retention of the external auditors;

•

difficulties encountered with management in performing the audit;

•

the external auditors judgements about the quality of the entity’s accounting principles; and

•

reviews of interim financial information conducted by the external auditors;

(iv)

to meet with management and external auditors:

•

to discuss the scope of the annual audit;

•

to discuss the audited financial statements;

•

to discuss the unaudited interim quarterly financial statements;

•

to discuss the appropriateness and quality of the Company’s accounting principles as applied in its financial reporting;

•

to discuss any significant matters arising from any audit or report or communication referred to in items 2(iii) above, whether raised by management or the external auditors, relating to the Company’s financial statements;

•

to review the form of opinion the external auditors propose to render to the Audit Committee, the Board of Directors and shareholders;

•

to discuss significant changes to the Company’s auditing and accounting principles, policies, controls, procedures and practices proposed or contemplated by the external auditors or management, and the financial impact thereof;

•

to review any non-routine correspondence with regulators or governmental agencies and any employee complaints or published reports that raise material issues regarding the Company’s financial statements or accounting policies;

•

to review, evaluate and monitor the Company’s risk management program including the revenue protection program.  This function should include:

o

risk assessment;

o

quantification of exposure;

o

risk mitigation measures; and

o

risk reporting

•

to review the adequacy of the resources of the finance and accounting group, along with its development and succession plans;

(v)

to discuss with the Chief Financial Officer any matters related to the financial affairs of the Company;

(vi)

to discuss with the Company’s outside legal counsel and the Corporate Secretary any significant legal matters that may have a material effect on the financial statements, the Company’s compliance policies, including material notices to or inquiries received from governmental agencies; and

(viii)

to review, and discuss with the Company’s Chief Executive Officer and Chief Financial Officer the procedure with respect to the certification of the Company’s annual financial statements;

3.

with respect to reporting and recommendations,

(i)

to prepare/review any report or other disclosures to be included in the Company’s annual proxy statement;

(ii)

to review and recommend to the Board of Directors for approval, the interim and audited annual financial statements of the Company, management’s discussion and analysis of the financial conditions and results of operations (MD&A) with regard to those financial statements, the annual report, management’s assessment on internal controls and any other like annual disclosure filings to be made by the Company under the requirements of securities laws or stock exchange rules applicable to the Company;

(iii)

to review this Charter at least annually and recommend any changes to the full Board of Directors;

(iv)

to review and reassess the adequacy of the Specific Code of Ethics governing Financial Reporting Officers at least annually or otherwise, as it deems appropriate, and propose recommended changes to the Board of Directors; and

(v)

to report its activities to the full Board of Directors on a regular basis and to make such recommendations with respect to the above and other matters as the Audit Committee may deem necessary or appropriate; and

4.

to review, discuss with management, and approve all related party transactions.

V.

Resources and Authority of  the Audit Committee

The Audit Committee shall have the resources and authority appropriate to discharge its responsibilities, including the authority to engage external auditors for special audits, reviews and other procedures and to retain special counsel and other experts or consultants.